As filed with the Securities and Exchange Commission on December 31, 1998

                                                   Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------


                         FORM S-1 REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                          ----------------------------


                             EQUIVEST FINANCE, INC.
               (Exact name of registrant as specified in charter)

            Delaware                             6153                     59-2346270
  (State or other jurisdiction       (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)     Classification Code Number)   Identification Number)

                          ----------------------------

                   2 Clinton Square, Syracuse, New York 13202
                                 (888) 373-7678
                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)
                          ----------------------------

                               Richard C. Breeden
                             Chief Executive Officer
                             Equivest Finance, Inc.
               100 Northfield Street, Greenwich, Connecticut 06830
                                 (203) 618-0065
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ----------------
                                   Copies to:

     LINDA C. QUINN              ERIC C. COTTON               THOMAS W. DOBSON
   Shearman & Sterling       Equivest Finance, Inc.           Latham & Watkins
  599 Lexington Avenue          2 Clinton Square            633 West Fifth Street
New York, New York  10022   Syracuse, New York  13202   Los Angeles, California  90071
     (212) 848-4000              (888) 373-7678                (213) 485-1234

                       -----------------------------------

                        Approximate date of commencement
                     of proposed sale to public: As soon as
                       practicable after this Registration
                          Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__].
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [__].
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__].
      If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

                                                            CALCULATION OF REGISTRATION FEE

                                                           Proposed Maximum   Proposed Maximum
         Title of Each Class of              Amount to Be   Offering Price   Aggregate Offering      Amount of
       Securities to Be Registered          Registered(1)     Per Share           Price(2)       Registration Fee
-----------------------------------------  --------------  ----------------  ------------------  ----------------
Common Stock, par value $.01 per share                             $            $100,000,000        $27,800

=========================================  ==============  ================  ==================  ================


(1) Includes           shares of Common Stock which may be purchased by the
Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 31, 1998


                                             Shares




                                     [LOGO]


                             Equivest Finance, Inc.
                                  Common Stock
                                 ---------------
Of the           shares of Common Stock offered hereby,         shares are being
 sold by the Company and          shares are being sold by the Selling
  Stockholders named herein under "Principal and Selling Stockholders". The
    Company will not receive any of the proceeds from the shares of Common
     Stock sold by the Selling Stockholders. It is anticipated that the
      public offering price will be between $     and $     per share.
       For information relating to the factors in determining the public price, see "Underwriting". Our Common Stock is listed on
         The Nasdaq Stock Market's SmallCap Market under the symbol
          "EQUI", and application will be made to list the Common
            Stock on The Nasdaq Stock Market's National Market
             under the symbol "EQUI".

             INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS,
                         SEE "RISK FACTORS" ON PAGE 10.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
          COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
           DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Underwriting                     Proceeds to
                  Price to     Discounts and    Proceeds to        Selling
                   Public      Commissions       Company(1)     Stockholders
                  ---------    -------------    -----------     ------------
Per Share.....       $             $                    $            $

Total(1)......    $            $                $               $


(1)  The Company has granted the Underwriter an option, exercisable for 30 days
     from the date of this Prospectus, to purchase a maximum of      additional
     shares to cover over-allotments of shares.

     Delivery of the shares of Common Stock will made on or about              ,
against payment in immediately available funds.


                           Credit Suisse First Boston


                     Prospectus dated             ,

                                [ARTWORK TO COME]





                           [Picture of Newport Harbor]

                         [Picture of Winter Vacationers]

                             [Picture of Ski Slope]

                         [Picture of Long Wharf Resort]

                      [Picture of resort in New Hampshire]

                                TABLE OF CONTENTS
                                                                            Page

Prospectus Summary..........................................................  1
Risk Factors................................................................ 10
  Bankruptcy of Related Entities............................................ 10
  Indebtedness of the Company............................................... 11
  Additional Financing Requirements......................................... 12
  Customer Borrowings....................................................... 12
  Development, Construction and Property Acquisition Activities............. 14
  Real Estate Risks......................................................... 14
  Vulnerability to Regional Conditions...................................... 15
  Resort Management Contracts............................................... 15
  Impact of Timeshare Interval Exchange Networks............................ 15
  Potential Future Development of Resale Market for Timeshare Intervals..... 15
  Dependence on Outside Vendors............................................. 15
  Concentration in Timeshare Industry....................................... 16
  Impact of Recession or Economic Slowdown.................................. 16
  Seasonality and Variability of Quarterly Results.......................... 16
  Integration of Eastern Resorts............................................ 16
  Competition............................................................... 17
  Dependence on Senior Management and Directors............................. 17
  Regulation................................................................ 18
  Possible Environmental Liabilities........................................ 19
  Dependence on Computer System of Related Party............................ 19
  Year 2000 Compliance...................................................... 20
  Potential for Adverse Effects on Price of Common Stock.................... 21
  Shares Eligible for Future Sale........................................... 21
  Limited Public Market..................................................... 22
  Withdrawal of Audited Reports............................................. 22
Use of Proceeds............................................................. 23
Dividend Policy............................................................. 23
Capitalization.............................................................. 24
Price Range of Common Stock................................................. 25
Pro Forma Condensed Consolidated Financial Data............................. 26
Selected Consolidated Historical Financial Data............................. 29
Management's Discussion and Analysis of Financial Condition and
   Results of Operations.................................................... 32
The Timeshare Industry...................................................... 48
Business.................................................................... 51
Regulation.................................................................. 72
Management.................................................................. 75
Information Regarding Executive Compensation................................ 78
Bankruptcy of Affiliates and Related-Party Transactions..................... 83
Resignation of Accountants.................................................. 87
Description of Certain Indebtedness......................................... 88
Principal and Selling Stockholders.......................................... 91
Shares Eligible for Future Sale............................................. 92
Description of Capital Stock................................................ 94
Underwriting................................................................ 99
Notice to Canadian Residents................................................102
Legal Matters...............................................................104

                                                                          Page

Experts.....................................................................104
Available Information.......................................................104
Index to Financial Statements...............................................F-1


          YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

          The following summary highlights information contained elsewhere in this Prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should read the entire Prospectus carefully, including the financial data and the related notes. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless otherwise indicated, all timeshare industry data contained in this Prospectus is based on information from the American Resort Development Association ("ARDA"). Unless the context otherwise requires, "Equivest," "the Company," "our" and "we" means Equivest Finance, Inc., its predecessors and its subsidiaries, even if we did not own the subsidiary referred to during the period under discussion. We are a Delaware corporation. Our two primary operating subsidiaries are Resort Funding, Inc. ("Resort Funding") and Eastern Resorts Company LLC ("Eastern Resorts"). The consolidated bankruptcy estate (the "Estate") of the Bennett Funding Group, Inc. ("BFG") and Bennett Management and Development Corp. ("BMDC"), and R. Perry Harris are the Selling Stockholders in the Offering.



                                   THE COMPANY


Overview

          We finance timeshare projects throughout the United States and in selected foreign markets, and are a leading developer and operator of timeshare resorts which are located in New England. Since 1991, we have provided financing for the acquisition and development of timeshare resorts, as well as for consumer receivables resulting from the sale of one-week timeshare ownership intervals ("timeshare intervals"). As of September 30, 1998, our loan portfolio had an outstanding balance of approximately $156.6 million. In August 1998, we acquired Eastern Resorts, which operates six timeshare resorts in and around Newport, Rhode Island and one resort in the Berkshire mountains of western Massachusetts.

          We are focused on increasing shareholder value by growing our existing timeshare finance business and further diversifying our timeshare resort development business. We believe that combining our nationwide timeshare finance operations with Eastern Resorts, a major regional timeshare resort developer, provides us with significant growth capabilities. The financing business should continue to lead to attractive resort acquisition opportunities, as it did with Eastern Resorts, which was our customer prior to its acquisition. Likewise, acquisitions of successful developers will contribute significantly to the growth of our loan portfolio.

          We believe we have positioned ourselves well to take advantage of the favorable growth trends in the U.S. timeshare market, as well as the broader leisure market. In 1997, the U.S. timeshare industry recorded total timeshare interval sales of approximately $2.7 billion, which represents a growth of nearly 25% over 1996 and a compound annual growth rate of approximately 16% over the past six years. Overall, worldwide timeshare interval sales in 1997 were approximately $6.2 billion, which represents a compound annual growth rate of approximately 16% since 1980.


Operations

Financing

          Historically, we have concentrated on funding small to midsize timeshare projects (involving loans ranging from $1 million to $10 million). Since 1991, we have provided approximately $350 million in financing to approximately 70 projects in the United States and the Caribbean, one project in Canada and two in Ireland. We intend to use our extensive experience in the timeshare industry to expand into the financing of larger development projects.

          We provide loans to timeshare resort developers to acquire land and construct a resort, or to acquire a hotel, club or other previously developed property for conversion into a timeshare resort ("A&D Loans"). A&D Loans are generally collateralized by a first mortgage on the property with full recourse to the developer. In addition to A&D Loans, we provide financing both indirectly and directly to the consumers who purchase timeshare intervals. Consumers typically purchase such intervals with a 10% down payment, and the developer holds a receivable from the consumer for the remaining 90% of the purchase price ("Consumer Loans"). Through our timeshare development operations, we directly generate Consumer Loans. Our financing operations indirectly fund consumer purchases of timeshare intervals by purchasing developers' Consumer Loans ("Purchased Receivables") or making loans to developers secured by their Consumer Loans ("Hypothecation Loans"). The cost and tax benefits of Hypothecation Loans are generally more advantageous to developers, although Purchased Receivables result in greater upfront cash to the developer. In the case of Hypothecation Loans and Purchased Receivables, we have direct recourse against the developer and the consumers whose obligations underly these loans.

          o Acquisition and Development Loans. We generally obtain the exclusive right to finance consumer receivables resulting from the sale of timeshare intervals for any resort for which we make an A&D Loan. As a developer sells timeshare intervals, a portion of the proceeds from each sale is paid to the Company and applied to the A&D Loan ("release payment"). As of September 30, 1998, our A&D Loan portfolio had a weighted average interest rate of 12.0%.

          o Consumer Financing. Our Consumer Financing portfolio consists of our Consumer Loans, together with Hypothecation Loans and Purchased Receivables. We consider our Consumer Financing portfolio the most significant aspect of our financing business. After adjustment for the risks of default, the yield on our Consumer Financing portfolio is substantially higher than on our A&D Loan portfolio. As of September 30, 1998, our Consumer Financing portfolio had a weighted average interest rate of 13.6%.

          As of September 30, 1998, our total loan portfolio had an outstanding balance of $156.6 million, which included $37.3 million (24%) of A&D Loans, $116.3 million (74%) of Consumer Financing and $3.0 million (2%) of other loans.

Resort Development

          We entered the resort development business in August 1998, when, as part of our strategy for diversification and growth, we acquired Eastern Resorts. Eastern Resorts, either on its own or through its predecessor, has been in the resort development business since 1981. It operates six resorts in and around Newport, Rhode Island and the Bentley Brook Mountain Club resort in the Berkshire mountains of western Massachusetts. As of September 30, 1998, Eastern Resorts operated resorts containing 325 units, representing 16,838 timeshare intervals, of which 4,363 remained unsold. We currently have under development 174 additional units, representing 9,048 intervals. In the first nine months of 1998, we sold approximately 1,000 timeshare intervals at an average price of $9,619.

          Our resort operations include:

          o        Marketing and selling timeshare intervals in our resorts;

          o Providing financing to consumers who purchase our timeshare intervals;

          o        Managing our resorts on behalf of homeowner associations;

          o        Owning and managing two restaurants at our resorts;

          o        Renting unoccupied timeshare intervals on an overnight basis;
                   and

          o Acquiring property and constructing or converting timeshare resorts.

          Newport is one of the principal destination resorts in the northeastern United States. Newport is noteworthy for its jazz and folk music festivals, sailing, the historic summer mansions of leading American families and many other attractions. The Bentley Brook Mountain Club is a major new project at the Jiminy Peak ski resort in the Berkshire mountains of western Massachusetts. The Bentley Brook Mountain Club, which has direct access to ski slopes and is a short drive from the summer music festival at Tanglewood, offers a broad range of year-round outdoor activities. According to local visitors bureaus, Newport hosts approximately 3.75 million visitors, and Berkshire County hosts approximately 2.25 million visitors each year.

          All of our resorts are associated with Resort Condominiums International ("RCI"). This allows our customers to exchange their timeshare interval for one in over 3,200 other resorts around the world at any time of year. According to ARDA, the ability to exchange timeshare intervals worldwide is an important factor to customers deciding to purchase a timeshare interval. Each year, a substantial percentage of our owners takes advantage of the exchange opportunity.

          All of our resorts are designed to furnish customers with a high-quality vacation experience and offer many leisure amenities. Our resorts are situated in desirable locations that are accessible by car from Boston, the greater New York City area and other parts of the Northeast region. We estimate that more than 11 million households are within driving distance (200 miles) of our properties. The percentage of these households having an annual income in excess of $50,000 exceeds the national average.


Growth Strategy

          Our goal is to increase shareholder value through growth and diversification in the timeshare industry and potentially the broader leisure and finance markets. As part of that objective, we seek to become a full-service lender and developer in the timeshare industry. Key elements of our current growth strategy include the following:

          o Increase Consumer Financing portfolio. We intend to increase our Consumer Financing business by increasing our originations of Consumer Loans and A&D Loans. We generally expect that each $1,000 invested in our own resorts or in A&D Loans to third-party developers will generate $3,000 to $4,000 in Consumer Financing. We believe we can increase our volume of A&D Loans, without lowering the interest rate we charge, by continuing to target high-quality, small to midsize development projects, and by expanding our financing activities to somewhat larger development projects that satisfy our underwriting criteria. To support this growth, we intend to expand our capital base through increased borrowings from financial institutions and the issuance of debt, equity or asset-backed securities in the capital markets.

          o Develop and acquire additional resorts. We intend to construct or acquire additional resorts in New England and in other locations as opportunities arise. We seek project sites in desirable locations that are within driving distance of areas with favorable demographic characteristics. We believe that our experience in resort development, knowledge of the timeshare industry, and market presence will help us to accomplish this strategy. We are seeking to obtain additional capital to finance this growth.

          o Reduce borrowing costs. By improving arrangements with our lenders and increasing our internally generated cash flow, as well as a result of general market conditions, we have reduced the weighted average interest rate we pay on our debt to 7.1% at September 30, 1998 from 9.6% at September 30, 1996. As we grow, we will continue to enhance our capital structure. This will allow us to compete even more effectively for new development projects and against larger lenders.

          o Increase sales and marketing efforts. We use extensive marketing programs to inform potential timeshare interval buyers about our resorts. By adding staff to reinforce our marketing efforts in the markets in which we currently operate, and expanding our efforts into new markets, we believe we can sell more timeshare intervals per year than we have in the past. In addition, we will continue to expand our internal marketing staff, which concentrates on selling additional timeshare intervals to our existing membership base.

          o Explore potential opportunities in broader leisure and finance markets. We are continually reviewing potential opportunities to expand into the broader leisure and finance markets, particularly those for which our existing businesses provide relevant experience and expertise. There is no assurance that such opportunities will be identified or, if we find them, that they will be successfully undertaken.


Competitive Strengths

          We believe that the following qualities provide us with certain competitive strengths and operating efficiencies.

          o Exceptional customer service to developers. We provide exceptional customer service to existing and potential borrowers, including:

                   o        quick credit decisions;

                   o        flexible transaction structuring;

                   o        comprehensive loan servicing; and

                   o        direct access to senior management.


          o Proven underwriting criteria. We believe we can maintain low loan loss ratios as our loan portfolio grows by continuing to fund projects in attractive locations with favorable economic and demographic characteristics, as well as by broadening our analytical capabilities. Our ability to assess new development projects has been enhanced by our acquisition of Eastern Resorts.

          o Low marketing costs. We have been able to stabilize marketing costs through various means. By developing resorts in desirable tourist destinations, typically within driving distance of our customers, we can invite potential buyers to tour our resorts without relying on costly gift programs, such as subsidized airline tickets and lodging. Also, we expect our marketing costs, as a percentage of timeshare interval sales, to decrease as a result of the expansion of our internal marketing efforts.

          o In-house capabilities. We have developed significant in-house operational capabilities. This enables us to maintain greater control over all phases of our financing and development operations, and to improve our customer service while reducing overall costs. For example, we use internal personnel to supervise advances on and servicing of both A&D Loans and Consumer Financing. In addition, we have in-house marketing, sales, legal, accounting, financing, development, and property management capabilities.

          o Experienced management team. We have experienced management and personnel in both our financing and development businesses. Our Chairman, Chief Executive Officer and President, Richard C. Breeden, has overseen the restructuring of Equivest since 1996 and was responsible for our combination with Eastern Resorts. In addition, he is a former senior economic advisor to President Bush, former Chairman of the United States Securities and Exchange Commission (the "SEC") and former chairman of the worldwide financial services practice of Coopers & Lybrand LLP. Thomas J. Hamel, who leads our resort financing business, has 12 years of experience in financing timeshare resort projects and is well-known in the timeshare sector nationally. R. Perry Harris, who leads our timeshare development efforts, has been in the timeshare industry since 1981 and has earned recognition in the course of developing and marketing seven resorts in New England. Moreover, the top five executives of Eastern Resorts have an average of over 14 years experience in the timeshare industry and have been with Eastern Resorts for an average of 12 years.


Our History

          Equivest was founded in 1983 as an insurance premium finance company. In January 1989, we made the initial public offering of our Common Stock, which was listed on The Nasdaq Stock Market's SmallCap Market.

          In 1993, BMDC and certain other investors acquired control of us. In 1994, BMDC acquired additional shares from the other large investors. In May 1995, we stopped generating new business as an insurance premium finance company. In February 1996, we acquired Resort Funding, which was then a wholly-owned subsidiary of BFG, known as Bennett Funding International, Ltd., from BFG in exchange for our preferred stock. Following this exchange, BFG and BMDC had beneficial ownership of approximately 88.9% of our voting stock. In August 1998, we complemented our resort-oriented specialty finance business with our acquisition of Eastern Resorts, a resort developer.

          In March 1996, BFG, BMDC and certain affiliates filed petitions for bankruptcy in the United States Bankruptcy Court for the Northern District of New York (the "Bankruptcy Court"). Prior to becoming an officer and director of the Company, Richard C. Breeden was appointed and remains the trustee in bankruptcy for the Estate (the "Trustee"). The Trustee decided not to challenge our acquisition of Resort Funding, after concluding that the business of Resort Funding had not been tainted by the allegedly fraudulent transactions which were the basis for a civil complaint filed by the SEC and a criminal complaint filed by the U.S. Attorney for the Southern District of New York against BFG, BMDC and related parties. See "Certain Relationships and Related-Party Transactions."

          The Estate has already received approval from the Bankruptcy Court to sell all of its stock in Equivest in the Offering. If market conditions prevent the Estate from selling all of its stock in the Offering, Bankruptcy Court approval would be required for a partial sale. It is the Estate's intention to sell its entire interest.

          Our principal executive offices are located at Two Clinton Square, Syracuse, New York 13202 and our telephone number is (888) 373-7678. We also own office space in Newport, Rhode Island.

                                  THE OFFERING



Common Stock offered by:
    the Company.....................          shares(1)
    the Selling Stockholders........          shares(2)
          Total.....................          shares(1)

Common Stock to be outstanding
    following the Offering..........          shares(3)

 Use of proceeds....................We intend to use the net proceeds to repurchase our Series 2 Class A Redeemable
                                    Preferred Stock, to repay existing
                                    indebtedness, including all remaining
                                    amounts outstanding under the modified
                                    Bridge Loan and Long Wharf Resort Loan, and for general corporate purposes. We will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders. See "Use of Proceeds."

Proposed Nasdaq National
    Market symbol..................."EQUI"


--------------------

(1)   Does not include          shares of Common Stock that we may sell pursuant
      to the Underwriters' over-allotment option.  See "Underwriting."
(2) Includes shares to be sold by the Estate and shares to be sold by R. Perry Harris. See "Principal and Selling Stockholders."
(3) Excludes (i) 3,500,000 shares of Common Stock reserved for issuance under the 1997 Long-Term Incentive Plan, (ii) an aggregate of 430,000 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants, with exercise prices ranging from $3.50 to $8.00 per share, (iii) 67,113 shares of Common Stock issued to the Estate in October 1998, in satisfaction of certain indebtedness and (iv) 25,532 shares issued to the Estate in payment of dividends on the Series 2 Class A Preferred Stock in October 1998. See Note L to the Consolidated Financial Statements of Equivest, "Bankruptcy of Affiliates and Related-Party Transactions" and "Certain Indebtedness".

                       SUMMARY CONSOLIDATED HISTORICAL AND
                     PRO FORMA FINANCIAL AND OPERATING DATA


          The summary consolidated historical and pro forma financial and operating data set forth below have been derived from the consolidated financial statements of the Company and the consolidated financial statements of Eastern Resorts, included in this Prospectus beginning with the "Index to Financial Statements" on Page F-l. The summary historical consolidated financial and operating data for the years ended December 31, 1995, 1996 and 1997 and for the nine month periods ended September 30, 1997 and 1998 have been derived from, and should be read in conjunction with, the consolidated financial statements of the Company and notes thereto. The unaudited historical financial statements of the Company for the nine month periods ended September 30, 1997 and 1998 include, in the opinion of management, all adjustments necessary for a fair presentation. Interim results are not necessarily indicative of results in future periods.

          The summary pro forma condensed consolidated statements of income have been derived from the historical financial statements of the Company and of Eastern Resorts, LLC. The pro forma condensed consolidated statements of income give effect to the acquisition of Eastern Resorts, using the purchase method of accounting as if such transactions had been consummated as of January 1, 1997 for the year ended December 31, 1997 and as of January 1, 1998 for the nine months ended September 30, 1998. The pro forma condensed consolidated statements of income should not be considered indicative of actual results that would have been achieved had the acquisition of Eastern Resorts been consummated for the periods indicated and do not purport to indicate results of operations for any future period.

          The summary consolidated historical and pro forma financial and operating data should be read in conjunction with the consolidated financial statements of the Company and Eastern Resorts and related notes, the Management's Discussion and Analysis of Financial Condition and Results of Operations, the Pro Forma Condensed Consolidated Financial Data and the Selected Consolidated Historical Financial Data included elsewhere in this Prospectus.



                                                 Year Ended December 31,                       Nine Months Ended
                                                                                                 September 30,
                                         ----------------------------------------------      --------------------------------------
                                                                                  Pro                                     Pro
                                                                                 Forma                                   Forma
                                          1995          1996         1997         1997        1997          1998          1998
                                         ------        ------       ------       ------      ------        ------        -----
                                                            (Dollars in thousands except for per share data)
Statement of Income Data:
Revenue
-------
Interest income....................  $    11,022  $    12,998  $    15,109  $    17,135   $    11,329   $    15,011     $    16,032
Timeshare interval sales...........           --           --           --        8,635            --         1,103           9,830
Resort operations..................           --           --           --        8,056            --         1,214           8,294
Other income.......................        2,173        1,265          856          859           206           868             868
                                     -----------  -----------  -----------  -----------   -----------   -----------     -----------
    Total revenue..................       13,195       14,263       15,965       34,685        11,535        18,196          35,024

Costs and expenses
------------------
Provision for doubtful receivables.          794          179          925        1,278           225           650           1,116
Interest expense...................        5,982        8,271        8,077       10,227         6,302         5,318           6,696
Cost of timeshare intervals sold...           --           --           --        1,928            --           273           2,368
Goodwill and other amortization....          848          903        1,064        1,996           769         1,403           2,008
Sales and marketing................           --           --           --        3,868            --           567           4,273
Resort management..................           --           --           --        7,348            --           990           7,050
General and administrative.........        3,450        3,221        2,475        4,177         1,826         2,786           4,099
                                     -----------  -----------  -----------  -----------   -----------   -----------     -----------
    Total costs and expenses.......       11,074       12,574       12,541       30,822         9,122        11,987          27,610

Income before provision for income
    taxes (1)......................        2,121        1,689        3,424        3,863         2,413         6,209           7,414
Provision for income taxes.........          595           29          193          673           180         2,300           2,970
                                     -----------  -----------  -----------  -----------   -----------   -----------     -----------
Net income (1).....................        1,526        1,660        3,231        3,190         2,233         3,909           4,444
                                     -----------  -----------  -----------  -----------   -----------   -----------     -----------

Preferred stock dividends..........          604          527          731          731           561           450             450
                                     -----------  -----------  -----------  -----------   -----------   -----------     -----------
Net income available to common
    stockholders (1)...............  $       922  $     1,133  $     2,500  $     2,459   $     1,672   $     3,459     $     3,994
                                     ===========  ===========  ===========  ===========   ===========   ===========     ===========
Net income per common share
    (diluted) (1)..................  $      0.05  $      0.07  $      0.15  $      0.12          0.10          0.15            0.16
                                     ===========  ===========  ===========  ===========   ===========   ===========     ===========
Weighted average number of common
    shares outstanding (diluted)...   16,984,847   17,012,708   17,913,902   21,113,902    17,082,112    22,748,919      25,562,106

Balance Sheet Data:
Cash and cash equivalents..........  $     1,303    $   4,037   $    4,620                 $    2,453    $    2,505
Notes receivable (2)...............       80,387       95,866      120,791                     99,538       137,154
Total assets.......................       88,601      113,204      133,484                    115,763       188,732
Notes payable......................       78,538      106,745       99,961                    107,316       128,365
Preferred stock....................           39           39           30                         39            30
Stockholders' equity...............        2,377        4,037       32,528                      6,270        51,661

Other Data:
A&D Loan portfolio.................   $   32,838    $  31,475   $   39,390                 $   30,563    $   37,258
Consumer Financing portfolio (3)...       51,820       67,771       96,377                     73,192       116,340

--------------

(1) For the year ended December 31, 1995, income before provision for income taxes, net income and net income per share amounts exclude a loss from operations of discontinued segment of approximately $2.2 million.
(2)  Net of allowance for doubtful receivables and developer hold backs.
(3) Consumer Financing portfolio includes the Purchased Receivables and Hypothecation Loans of Resort Funding. It includes $17.1 million in Consumer Loans held by Eastern Resorts as of September 30, 1998.

                           FORWARD-LOOKING STATEMENTS

          This Prospectus contains forward-looking statements, including statements related to strategies, business plans and goals, integrated operations of Resort Funding and Eastern Resorts, potential benefits of the acquisition of Eastern Resorts, resorts under development, financing plans, the outcome of various bankruptcy and other litigation involving us and the Estate, and other statements of expectations. These forward-looking statements are based on our current expectations and projections about future events. These statements may be identified by such forward-looking words or phrases as "believe," "expect," "should," "planned," "estimated," and "potential." These forward-looking statements are subject to risks, uncertainties and assumptions concerning us, including those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus.

          Because actual results or outcomes could be materially different from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

                                  RISK FACTORS

          You should carefully consider the following Risk Factors and other information in this Prospectus before deciding to purchase any Common Stock.


Bankruptcy of Related Entities

          In 1993, BMDC acquired control of Equivest, a small public company in the process of exiting its sole business, insurance premium finance. In February 1996, BFG transferred ownership of Resort Funding to us in exchange for more of our stock. While under the control of BMDC, Resort Funding participated in transactions with BFG and its affiliates, and Resort Funding was included in BFG's consolidated federal income tax returns.

          In March 1996, BFG and BMDC and several of their affiliates sought reorganization under Chapter 11 of the United States Bankruptcy Code. The bankruptcy filings were precipitated when the SEC filed a civil complaint against BFG, BMDC and certain affiliates, and criminal complaints were filed and indictments issued against certain members of prior management. After his appointment in April 1996, the Trustee filed numerous lawsuits against participants in the alleged frauds as well as certain lawyers, accountants, insurance companies and others who allegedly aided or assisted BFG's management in such fraudulent conduct. Creditors also commenced class actions and other lawsuits seeking private damages and other relief. These legal proceedings claimed that from 1990 until 1996, BFG, BMDC and certain affiliates engaged in a pyramid-style fraudulent scheme in which they sold substantial volumes of securities supposedly collateralized by leases of office equipment, which leases either were fictitious or had previously been pledged or sold to others.

          The Trustee's investigations have never implicated us or any of our subsidiaries in the alleged fraudulent schemes. Similarly, the Trustee has not filed any legal actions against us. Nonetheless, certain creditors' lawsuits claimed that we and Resort Funding participated in the alleged fraud and we and Resort Funding were named as defendants in several federal and state class actions. The federal class actions were subsequently consolidated (the "Consolidated Class Actions") in the United States District Court for the Southern District of New York (the "District Court"). In October 1998, the Trustee and counsel for the plaintiffs in the Consolidated Class Actions signed a Memorandum of Understanding (the "MOU") to settle certain major litigation between the Estate and an insurance carrier for its leases. The MOU requires approval of both the District Court and the Bankruptcy Court, as well as satisfaction of certain other conditions. We have not participated in negotiations concerning the MOU, and are not a party to the MOU. The parties to the MOU have signed a settlement agreement which is to be submitted for the approval of the Bankruptcy Court and of the District Court as part of a proposed notice to the plaintiff class. Among other things, the settlement agreement is contingent on our releasing one of the parties to the settlement agreement. If approved, the settlement agreement would provide for our final dismissal from the Consolidated Class Actions. While the resolution of the Consolidated Class Actions may ultimately bar the related state actions, these state actions remain pending. We know of no other material litigation involving the alleged fraud described above that names Resort Funding or Equivest as a defendant.

          In November 1997, the Company repaid approximately $25 million of debt to the Estate through the issuance of 4,645,596 shares of Common Stock to the Estate. In September 1998, the Bankruptcy Court authorized the Trustee to exchange its remaining indebtedness of $361,000 to the Estate for 67,113 additional shares of Common Stock. No party in interest in the bankruptcy has sought to set aside the sale of Resort Funding to us or to consolidate any of our assets in the proceeding, and we do not believe that any such action, if raised, would be successful. We therefore believe that our future should not be influenced by BFG's affairs, although the bankruptcy proceedings are continuing and there can be no assurance that claims will not be made in the future involving us. See "Certain Relationships and Related-Party Transactions--Bankruptcy Proceedings of Affiliated Companies and Related Litigation."

Indebtedness of the Company

Short-Term Indebtedness

          In August 1998, we entered into two loans with Credit Suisse First Boston Mortgage Capital LLC ("CSFBMC") in connection with the acquisition of Eastern Resorts. These loans included a $12.1 million bridge loan (the "Bridge Loan"), of which $8.7 million was outstanding at September 30, 1998 and $3.5 million at December 11, 1998, the initial maturity date. The second loan was a $9.7 million loan (the "Long Wharf Resort Loan"), of which $9.2 million was outstanding at September 30, 1998 and $8.8 million was outstanding at December 11, 1998, the initial maturity date. CSFBMC is an affiliate of Credit Suisse First Boston Corporation, the lead managing underwriter for the Offering. The loans are secured by certain assets of the Company and the maturity dates were extended to June 11, 1999. We are planning to replace the Long Wharf Resort Loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Commitments" and "Description of Indebtedness--Bridge Loan" and "--Long Wharf Resort Loan."

1997 Credit Facility

          In November 1997, we entered into a credit facility (the "1997 Credit Facility") with CSFBMC, which provided up to $75.0 million to finance Purchase Receivables and to make Hypothecation Loans (the "Consumer Receivables Line") and $30.0 million to fund A&D Loans (the "A&D Line"). The 1997 Credit Facility is secured by certain of our assets. At September 30, 1998, $45.3 million was outstanding under the Consumer Receivables Line and $15.3 million under the A&D Line. We may borrow under both lines, subject to continuing compliance with loan terms, until November 1999. All unpaid amounts under both lines are due and payable in November 2000. We are planning to replace this credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Indebtedness--1997 Credit Facility."

Other Indebtedness

          We also had $50.1 million of other indebtedness at September 30, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Commitments" and "Description of Certain Indebtedness" and Note F of Notes to Consolidated Financial Statements of Equivest. At such date, approximately $22.8 million of such indebtedness consisted of non-callable loans with low interest rates ranging from 0.5% to 4.0%. The average weighted rate of interest under such loans at September 30, 1998 was 2.1%.

Leverage

          At September 30, 1998, our debt to equity ratio was 2.5:1. Our management seeks to maintain levels of leverage that are generally lower than many specialty finance companies, thereby reducing earnings per share compared with companies that operate at higher leverage rates. Although we intend to operate on lower average leverage than may be typical among specialty finance companies, we nonetheless have high overall levels of debt and substantially all of our assets have been pledged as collateral on our loans. We are seeking to replace the 1997 Credit Facility and to obtain additional financing to support our current operations and planned growth. Our level of indebtedness could have important consequences to our investors including:

          o increasing our vulnerability to general adverse economic or industry conditions;

          o limiting our ability to obtain additional financing to fund future lending, resort acquisition and development and general corporate requirements; and

          o requiring us to dedicate a substantial portion of our cash flow from operations to the payment of indebtedness, thereby reducing operating flexibility and opportunities for growth.

Additional Financing Requirements

          We require continuous financing to conduct our finance and resort acquisition and development businesses. Resort Funding needs sources of liquidity to make new loans to Eastern Resorts and other borrowers, and to purchase additional Consumer Loans. To meet our capital needs, we plan to expand our equity base through the Offering and earnings and increase our borrowing availability under warehouse lines like the 1997 Credit Facility. Currently, substantially all of our assets are pledged as collateral for existing loans. In addition, we are exploring the possibility of entering into securitization transactions in which we either sell or borrow against the collateral in our loan portfolio, and issuing other debt securities in the capital markets as our operations and market conditions permit.

          In recent periods, some specialty lenders have been unable to obtain additional financing from their customary or other sources, including from warehouse lenders and through securitization transactions. Some lenders have found it necessary to file for protection under bankruptcy laws. In times of credit constriction, we find it harder to borrow money and have to pay more for any loans than do larger borrowers.

          Since Resort Funding is a major lender to Eastern Resorts, limitations on the availability of financing to Resort Funding could limit the ability of Eastern Resorts to expand in the future if reasonable alternative sources of financing are unavailable. In the future, we may not be able to obtain financing or raise capital on terms satisfactory to us or at all. To the extent we cannot raise additional funds, lack of liquidity could materially and adversely affect our financial condition and results of operations.


Customer Borrowings

Credit and Concentration Risks

          Our borrowers may repay late or not pay back their loans. The risk of delinquency and default, and of consequent loss to us, increases during economic downturns. Certain A&D Loans are much larger than individual Consumer Loans that make up our Consumer Financing portfolio and are made to considerably fewer borrowers. Further, these loans normally are riskier than Consumer Loans because the resorts which serve as collateral may not be completed on time, within budget, or at all, and the projected sales of timeshare intervals from which the A&D Loan is repaid may not occur as projected or at all. Even if we are able to obtain ownership of a resort from a defaulting developer, in most circumstances the property can only be sold as a timeshare resort due to developer sales of the resort prior to default. Thus, the number of potential buyers for the project may be limited to companies capable of completing timeshare sales at the resort, and in some cases that is not feasible. Since January 1, 1996 two A&D Loans have become the subject of legal proceedings by us to seek to foreclose on outstanding mortgages. One such loan of approximately $6.7 million was repaid in full from the proceeds of a sale to a new purchaser. The second loan, involving approximately $3.5 million, is the subject of pending litigation.

          We believe that our Consumer Financing portfolio is less risky than our A&D Loan portfolio. In addition to the obligation of the consumer purchasers of the timeshare interval, Purchased Receivables and Hypothecation Loans are backed by an obligation of the developer to replace any non-performing loan with a new performing loan. In addition, for Purchased Receivables we hold back from each developer a reserve against which non-performing loans can be applied, and for Hypothecation Loans we maintain a mandatory overcollateralization for the same purpose. Thus, while the Consumer Financing portfolio experiences more frequent defaults than the A&D Loan portfolio, our aggregate exposure after reserves is lower, and we have the credit of the developer to supplement that of the consumer and the reserve.

          We adhere to underwriting criteria in evaluating a developer and the particular project's viability, and we perform credit checks on consumers. Consumer defaults occur regularly, particularly in the early months of a note.

Though historically this happened only rarely, developers are sometimes unable to repay or repurchase non-performing Consumer Loans. While the borrowers promise to make payments under their notes regardless of any defect in, damage to, or change in condition of the resort property, the existence of problems in these areas is likely to adversely affect our time, cost and amount of collections.

          At September 30, 1998, we had total reserves, including over collateralization on the Hypothecation Loans, for our loan portfolio equal to 15.9% of total loans. This included developer hold-backs and other loan specific reserves of 13.4% of total loans, and a general allowance for doubtful receivables equal to 2.5% of total loans. We evaluate the adequacy of the allowance on a quarterly basis and add to the allowance by charging the amount of the projected loss as an expense. When we believe that collectibility of a receivable is unlikely, that amount is charged against our allowance for doubtful receivables. As with other lenders, there is a risk that our reserves may not be sufficient to absorb our credit losses, which may be substantial during a recession or economic slowdown, with attendant adverse effects on our financial condition, results of operation and liquidity.

Interest Rate and Duration Risks

          We derive our finance operations' revenues from interest and fees on loans and consumer receivables. We principally borrow from the sources described above to fund additional loans and purchase additional Consumer Loans.

          At September 30, 1998, we owned A&D Loans in the principal amount of $37.3 million, with a weighted average variable interest rate of 12.0%. At that date, we owned Purchased Receivables in a carrying amount of $90.2 million, with a weighted average interest rate of 13.3% and a weighted average life to maturity of 5.1 years, Hypothecation Loans of $9.0 million, with a weighted average variable rate of 10.9% and a weighted average life to maturity of approximately 3.3 years and Consumer Loans of $17.1 million, with a weighted average interest rate of 16.5% and a weighted average life to maturity of 4.9 years. At September 30, 1998, these loans were financed principally with borrowings under the 1997 Credit Facility. The A&D Line has a variable rate of LIBOR plus 2.9%, and the Consumer Receivables Line has a variable rate of LIBOR plus 1.9%. At September 30, 1998, the rate under the A&D Line was 8.28%, and the rate under the Consumer Receivables Line was 7.28%.

          Historically, we have derived net interest income from our financing activities because the interest rates that we charge to borrowers have exceeded the interest rates we pay to our lenders. We typically borrow at variable interest rates. Accordingly, if we lend at fixed rates or at variable rates that do not increase as rapidly as the rates on our own borrowings, an increase in interest rates could reduce or eliminate the spread which we earn on our A&D Loan portfolio and our Consumer Financing portfolio. Moreover, an increase in interest rates generally would decrease the value of assets with interest rates that do not rise commensurately. We do not currently hedge our interest rate risks.

          If interest rates were to decrease generally on loans available to our customers or the purchasers of timeshare intervals, borrowers could prepay their loans and reduce our interest revenues. We generally seek protection from prepayment risk on loans (other than Consumer Loans) by making loans that are not prepayable in some circumstances and requiring prepayment fees in certain other circumstances.

          We typically make loans and acquire Purchased Receivables with borrowings whose maturities do not match those of the related Consumer Loans, and which generally mature earlier than the related Consumer Loans. As a result, we must ordinarily refinance our borrowings. As noted above, all amounts under the 1997 Credit Facility are due in November 2000. The average maturity of our portfolio holdings extends well beyond those dates and the rate of repayment on A&D Loans by developers is variable based on the volume of sales in such projects. Although we have historically been able to secure financing sufficient to fund our operations, we do not presently have agreements with our lenders to extend the term of our existing funding commitments upon their expiration. While we have been successful in obtaining financing to date, we may not be able to do so in the future.

Development, Construction and Property Acquisition Activities

Risks of Expansion Strategy

          We intend to continue the expansion of our existing resorts and to acquire selectively, convert and develop other resorts. Acquiring, converting and developing resorts places substantial demands on our liquidity and capital resources, as well as on our personnel and administrative capabilities. Construction costs or delays at a property may exceed original estimates, possibly making the expansion or development uneconomical or unprofitable. Further, sales of timeshare intervals at a newly completed property may not be sufficient to make the property profitable. In addition, we may expand into new geographic areas in which we have no operating history. We may not be successful in such locations or, if we are successful, it may require more time or a greater investment in research, marketing and personnel before we become successful in such locations. We do not presently have the financing available to complete all of our planned expansion as set forth in "Business--Resorts Summary" and "--Growth Strategy," and we may not have such financing upon consummation of the Offering.

Regulatory and Environmental Risks

          In addition, our development and construction activities, as well as our ownership and management of real estate, are subject to comprehensive federal, state and local laws regulating such matters as environmental and health concerns, protection of endangered species, water supplies, zoning, and land development, land use, building design and construction, marketing and sales, and other matters. Such laws, as well as any difficulties in obtaining the requisite licenses, permits, allocations, authorizations and other entitlements pursuant to such laws, could impact the development, completion, and sale of our projects.

Third-Party Contractors

          While our construction activities typically are performed by third-party contractors whose performance we cannot assure, construction claims may be asserted against us for construction defects. These claims may give rise to liabilities. Certain state and local laws may impose liability on property developers with respect to construction defects or repairs made by future owners of such property.


Real Estate Risks

          Our business depends in part on the value and operating characteristics of real property investments. Real estate values are often uncertain and tend to fluctuate. Desirability of real estate is affected by numerous and mostly variable factors, including government policies, general economic conditions, property condition, location, neighborhood quality, and alternative properties available to consumers. If our resorts or those of the developers we finance are not attractive to consumers, our timeshare interval sales will decline. There will also not be as many receivables to finance and we may not be able to collect on the loans we have made.

          Real estate investments are relatively illiquid. Such illiquidity will tend to limit our ability to vary our portfolio promptly in response to changes in economic conditions. If developers default on their loans and we acquire the collateral properties, we may not be able to sell the properties at prices acceptable to us or at all.

          We carry comprehensive liability, fire, windstorm and business interruption insurance with respect to our properties and interests in our resorts (i.e., our inventory of unsold timeshare intervals), with policy specifications, insured limits and deductibles customarily carried for similar properties which we believe are adequate. There are certain types of losses (such as losses arising from flooding) that are either uninsurable or not economically insurable or for which our borrowers have limited insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, we could be required to repair damages at our expense, or lose our capital invested in an owned resort or face loan default in the case of a financed resort to the extent that the relevant homeowners' association does not and cannot cover such losses. Any such loss could materially adversely affect our financial condition, results of operations, or liquidity.


Vulnerability to Regional Conditions

          As of September 30, 1998, all of our resorts were located in Massachusetts and Rhode Island. Our performance and the value of our properties will be affected by regional factors, including local economic conditions (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and the local regulatory climate. Our current geographic concentration could make us more susceptible to adverse events or conditions which affect this region in particular.


Resort Management Contracts

          We receive a fee of 6% to 10% of a resort's budgeted operating expenses to manage such resort. The fee is paid by a homeowners' association to which all timeshare interval owners must contribute annual dues. We expect that 1998 management fees will generate revenues of approximately $5.1 million, although the effect on net income will be considerably smaller. The management contracts for five of our existing resorts run through December 31, 2001 and have automatic one-year extensions unless terminated upon six months notice of the contract expiration date. The contracts for the other two resorts expire in 2001 and 2002, but are expected to be extended beyond those dates as long as we continue to control the association board for each resort. While we believe we will be able to extend the terms of existing management contracts, we do not presently have agreements with any of these associations to do so. If these associations do not renew their agreements with us, we would lose a valuable source of revenue upon expiration of the existing agreements.


Impact of Timeshare Interval Exchange Networks

          Timeshare interval exchange networks greatly enhance the attractiveness of timeshare intervals by allowing owners to exchange in a particular year the occupancy right in their timeshare interval for an occupancy right in another participating network resort. If such exchange networks cease to function effectively, or if our resorts do not continue to qualify for affiliation with exchange networks, our sales of timeshare intervals may be reduced, and that could materially adversely affect our financial position, results of operations or liquidity. See "Business--Exchange Networks."


Potential Future Development of Resale Market for Timeshare Intervals

          Based on our experience at our existing resorts, we believe that the market for resale of timeshare intervals by the owners of such intervals is very limited and that resale prices are substantially below their original purchase price. Attempts by buyers to resell their timeshare intervals may compete with our sales of timeshare intervals. While timeshare interval resale clearing houses or brokers do not currently have a material impact on our business, if the secondary market for timeshare intervals were to become better organized and more liquid, the availability of resale intervals at lower prices could adversely affect our prices and number of sales of new timeshare intervals.


Dependence on Outside Vendors

          Our sale of timeshare intervals is dependent upon our ability to generate prospects to tour our resort projects. Presently, approximately 85% of the sales prospects touring our resorts are purchased through outside vendors and, of those, substantially all were purchased from Data King Corporation. Although we are expanding our own in-house tour generation capabilities, there are no guarantees that our efforts will be successful. There are also no guarantees that outside vendors will continue to meet our marketing demands.


Concentration in Timeshare Industry

          Because our operations currently are conducted solely within the timeshare industry, any adverse changes affecting the timeshare industry, such as an oversupply of timeshare units, a reduction in demand for timeshare units, changes in travel and vacation patterns, a decrease in popularity with consumers of any of the resorts owned or financed by us, changes in governmental regulations or taxation of the timeshare industry, as well as negative publicity about the timeshare industry, could adversely affect our financial condition, results of operations, or liquidity.


Impact of Recession or Economic Slowdown

          Periods of recession or economic slowdown increase the risks associated with our business. During such periods, the demand for vacation real estate and real estate values typically decline, timeshare development slows or ceases, loan demand lessens, and loan delinquencies and defaults rise. Our timeshare development operations could suffer losses if we experience a decrease in sales of timeshare intervals or if we are forced to sell our timeshare intervals at lower prices. While we believe that our reserve for loan losses is currently adequate, it may not be sufficient during an economic downturn. See "--Customer Borrowings--Credit and Concentration Risks."


Seasonality and Variability of Quarterly Results

          Eastern Resorts experiences significant fluctuations in its quarterly results due to seasonal variations in rental income. During the spring and summer months of the second and third quarters, our revenues from renting unoccupied timeshare units on a transient basis increase significantly. Seasonal variation is also influenced by the concentration of our resorts in Newport, Rhode Island, which is a popular destination primarily during the summer months. We expect the seasonality of results of operations to lessen following the expansion of the Bentley Brook Mountain Club resort, which will attract visitors, and thus increase transient rental income, throughout the ski season. In addition, sales of timeshare intervals have generally been lower in the months of December and January. Our cash flow and earnings may be impacted by the timing of development and the completion of future resorts, as well as the potential effect of severe weather or other seasonal conditions in the regions where we operate, all of which may cause significant variations in quarterly results.


Integration of Eastern Resorts

          As of the date of this Prospectus, the operations of Eastern Resorts have been comparable to our expectations and there have been no significant integration issues. Nonetheless, as our operations develop and expand, we will require additional management and employees and will need to implement enhanced operational and financial systems. We may not be able to successfully hire, retain, integrate and use management and employees and implement and maintain such operational and financial systems. Failure to do so could materially adversely affect our financial condition, results of operations or liquidity.

          Our entrance into the timeshare development business through our acquisition of Eastern Resorts occurred recently and we may not realize the benefits we expected to achieve from the consolidation of Resort Funding and Eastern Resorts at the expected levels or within the anticipated time periods. Moreover, such acquisition may cause some of our third-party developer clients to be reluctant to deal with an enterprise they view as a competitor, though no loss of such clients has occurred to date.

Competition

Financing Operations

          Our finance business is highly competitive. Most of our competitors are much larger than us and have significantly more money to lend, including Finova Capital Corp., Textron Financial Corporation, Heller Financial, Litchfield Financial Corporation, various banks and others. We view our target market as developers of midsize and smaller resorts. Recently, some of our larger competitors have also targeted this segment, thereby increasing pressures on price and terms.

          The availability of financing for new timeshare projects through capital markets transactions, as well as generous terms offered by other lenders, could result in overbuilding and an oversupply of intervals in the timeshare market. This could lead to declining values or over-saturation for timeshare assets similar to other real estate over-expansions. In addition, the availability of financing at rates and on terms more favorable than those we offer may negatively affect our ability to provide additional financing to certain of our existing customers, as well as our ability to attract new customers. Further, lenders who traditionally did not provide financing to our target customers may be forced to do so as other loans made by such lenders are repaid as a result of financings in the capital markets. These alternative sources of financing expose us to more intense competition for new A&D Loans which, among other things, tends to reduce yield and enhance risk.

Resort Development Operations

          The timeshare resort industry is highly fragmented and includes a large number of local and regional resort developers and operators. However, some of the world's most recognized lodging, hospitality and entertainment companies, such as Marriott International, The Walt Disney Company, Hilton Hotels, Hyatt Corporation, and Four Seasons Resorts, have entered the industry. Other companies in the timeshare industry, including Sunterra Corporation, Fairfield Communities, Vistana, Ramada Vacation Suites, Silverleaf Resorts and TrendWest Resorts, are, or are subsidiaries of, public companies with enhanced access to capital and other resources. In particular, Marriott International and Silverleaf Resorts develop resorts in the same geographic region as us. In the future, competitors may seek to develop, or may increase their development of, resorts in New England.

          While the principal competitors of our resort development business are other developers of timeshare resorts, we are also subject to competition from
(i) service providers in the commercial lodging business, including condominiums, hotels and motels, (ii) service providers in the leisure business and (iii) to a lesser extent, from campgrounds, recreational vehicles, tour packages and second home sales. A reduction in the product costs associated with any of these competitors, or an increase in our costs relative to such competitors' costs, could materially adversely affect our financial condition, results of operations, or liquidity.

          Numerous businesses, individuals and other entities compete with us in seeking properties for development and acquisition of resorts. Many of these competitors are larger and have greater financial and other resources than we have. Such competition may result in a higher cost for properties we wish to acquire or may cause us to be unable to acquire suitable properties for the development of new resorts.


Dependence on Senior Management and Directors

Senior Management and Directors

          Our success depends upon the continued contributions of our board of directors and the respective management teams of Resort Funding and Eastern Resorts. Our operations are directed by a small senior management team and the Trustee, Richard C. Breeden.

          Mr. Breeden, in his capacity as our Chairman of the Board, Chief Executive Officer and President, currently has no employment contract and receives no compensation. As Trustee, Mr. Breeden serves solely as a representative of the Estate and his principal duty is to the creditors of the Estate. All of the shares of stock owned by the Estate are expected to be sold in the Offering, after which time Mr. Breeden expects to continue serving in his current capacity pursuant to a proposed three-year employment agreement.
Mr. Breeden expects that he will serve concurrently as Trustee of the Estate pending the consummation of the Estate's plan of reorganization. Resort Funding's President, Thomas J. Hamel, has directed Resort Funding's timeshare operations since 1991, developing an extensive network of clients. Mr. Hamel has a three-year employment contract with Resort Funding, with successive one-year renewal terms. R. Perry Harris is the President of Eastern Resorts. He has been with Eastern Resorts and its predecessors for 17 years, and the other four key officers have been with Eastern Resorts and its predecessors for an average of 11 years. Mr. Harris has entered into a five-year employment agreement with Eastern Resorts. Mr. Harris' expertise and experience in the development of timeshare resorts are extremely important to us. The loss of the services of any one of these individuals, or of any of our officers, could materially and adversely affect our business.

Dual Role of Trustee as Chairman and CEO of Equivest

          The Trustee agreed that, for so long as the Estate continued to own any of our stock, the Trustee would not vote such shares or exercise any other rights with regard to such shares without consultation with the Creditors' Committee and obtaining approval of the Bankruptcy Court. The Estate currently intends to sell all of its Common Stock in the Company in the Offering, and if it is successful in doing so, the Estate would own no shares in the Company and thus should have no right to influence our management directly. If less than all of the Estate's shares are sold in the Offering, the Estate would continue to hold an interest in our Company. In that event, the Trustee would continue to have to consult with the Creditors' Committee and obtain approval of the Bankruptcy Court prior to voting the shares of the Estate. In such cases, Mr. Breeden, as Director, would recuse himself from matters, if any, in which the interest of the Estate and the Company diverge, as he has done in the past.

          The bankruptcy proceedings involving the Estate will continue through 1999 and to a lesser extent in future years. Mr. Breeden does not expect that his responsibilities as Trustee will interfere with his duties at the Company. He will, however, be called upon from time to time to devote attention and energies to the ongoing bankruptcy proceedings, which could distract him from important activities of our Company for temporary periods.


Regulation

         Our finance operations are subject to regulation by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions including, among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, requiring disclosure to customers, setting collection, repossession and claims-handling procedures, sales and marketing practices regarding timeshare intervals and other trade practices. Our timeshare resort development operations are subject to extensive regulation by the states and jurisdictions in which our resorts are located and in which timeshare intervals are marketed and sold. Federal laws also govern various aspects of credit, disclosure, telemarketing, advertising, environmental matters, civil rights, and the rights of the disabled, among others. State laws may also govern such matters and provide additional consumer protections, such as fire and life safety requirements and regulations governing service of food and alcohol, as well as mandatory filings, disclosures, and contract terms. Although we believe that we are in compliance in all material respects with applicable federal, state and local laws, rules and regulations, more restrictive laws, rules and regulations could be adopted in the future which could make compliance much more difficult or expensive, restrict our ability to conduct our business as it is currently conducted or otherwise adversely affect our financial condition, results of operations, or liquidity. See "Regulation."

Possible Environmental Liabilities

          Various federal, state or local environmental laws may make a current or previous owner or operator of real property liable for the costs of removal or remediation of hazardous or toxic substances, including asbestos, located on or emanating from such property. Those laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In some states, contamination of a property may give rise to a lien on the property to assure the costs of cleanup. In some states, this lien has priority over the lien of an existing mortgage. Additionally, third parties may seek recovery from owners or operators of real properties for personal injury, property damage, or other claims associated with exposure to or impact from hazardous substances. The presence of hazardous or toxic substances also may adversely affect any owner's ability to refinance property or to sell the property to a third party.

          All of our properties have been subject to recent non-invasive environmental site assessments in general conformance with American Society for Testing and Materials standards. These assessments were intended to evaluate the environmental conditions of these properties and included a site visit, a review of certain records and public information concerning the properties, and the preparation of a written report.

          Certain of the environmental site assessments identified recognized environmental conditions at some of our properties. These conditions include historic uses of the property such as manufacturing or automotive related facilities. Certain of our resorts in the Long Wharf area of Newport, Rhode Island have been constructed on sites which have been placed on the Comprehensive Environmental Response Computation and Liability Information System ("CERCLIS") and listed as a "State Site" due to the presence of lead in this area. The source of the lead contaminated soil is not known but is suspected to be fill dating back many years or possibly other prior uses. As part of its development of the Long Wharf Resort, Eastern Resorts entered into an agreement with the Department of Environmental Management of Rhode Island ("DEM") to remediate voluntarily lead contamination in exchange for a release of liability for the cleanup. After Eastern Resorts successfully completed a remediation project, DEM issued a letter on March 26, 1998 declaring the site in compliance with respect to this agreement. We believe that applicable remediation requirements have been or are being fulfilled. See "Regulation--Environmental Regulation."

          The environmental site assessments have not revealed any recognized ongoing environmental liability that we believe would have a materially adverse effect on our financial condition, results of operations, or liquidity. There can be no assurance, however, that all environmental conditions and risks have been identified in these environmental assessments and that we are aware of all existing material environmental liabilities. Moreover, it is possible that (i) future laws, ordinances or regulations could impose material environmental liabilities; or (ii) the current environmental condition of our resort properties could be adversely affected by third parties, or by the condition of land or operations in the vicinity of the resort properties.

          Real property pledged as security may be subject to unforeseen environmental liabilities. Such environmental liabilities may give rise to (i) a diminution in value of the property, (ii) the borrower's inability to repay its obligations, (iii) limitations on the ability to foreclose against such property, or (iv) liability for cleanup costs or other remedial actions which could be material.


Dependence on Computer System of Related Party

          The computer software and hardware platform for our loan servicing program is owned by the Estate. We expect to have the opportunity to purchase all necessary equipment and software from the Estate when the Estate no longer has use for it. However, there is no assurance that the Estate will continue to make the servicing platform available to us, or that we will be able to acquire the servicing platform from the Estate. We have previously used unaffiliated third parties on occasion to perform our loan servicing and believe that we will be able, if necessary, to make arrangements with a third party to perform such services in the future. Use of third-party arrangements are likely to involve increased costs. In any event, we expect to incur increased costs to build a new data processing system to replace the existing system.


Year 2000 Compliance

          We are heavily dependent on computer systems for our loan servicing activities, among other things. The software and embedded microchips in certain computer systems identify dates only by the last two digits of a year. For example, 1999 would be coded as "99," 1998 as "98" and so on. The Year 2000 problem arises from the inability of certain software programs and microchips to distinguish between dates in the year 2000 and dates in the year 1900. As a result, a date entered "00" may be read as 1900 instead of 2000. If uncorrected, functions using these systems would not work properly in the year 2000. Problems which may occur as a result of uncorrected software programs or microchips include system failures, miscalculations or errors causing disruptions of operations.

          Beginning in 1997, we undertook to assess our Year 2000 readiness by identifying those computer systems we use that are not Year 2000 compliant. We have also begun to assess the Year 2000 readiness of other entities with whom we have a material relationship.

Resort Funding

          Resort Funding relies more on information systems for servicing its loans than for any other individual function. The computer software and hardware platform for Resort Funding's loan servicing program is owned by The Processing Center, Inc. ("TPC"), a bankrupt affiliate of the BFG. The platform is not yet Year 2000 compliant. We have been working closely with TPC's programmers and management information systems personnel to monitor TPC's progress in modifying its systems. As of September 30, 1998, we understood that TPC's remediation efforts were 25% complete, and that approximately 20% of the platform had been satisfactorily tested. We have been advised that TPC anticipates completing its remediation program and testing all systems by June 1999. However, there can be no assurance that TPC's software and hardware platform will be Year 2000 compliant by December 31, 1999. There also can be no assurance that TPC will continue to make the servicing platform available to Resort Funding, or that Resort Funding will be able to acquire the servicing platform from TPC. Resort Funding has previously used unaffiliated third parties on occasion to perform its loan servicing. Consequently, we believe we will be able to make arrangements with a third party to perform such services if necessary, but such arrangements are currently not in place. As a contingency, we expect to identify potential parties to perform our loan servicing by the end of the first quarter of 1999 in the event that, in our view, TPC's remediation efforts have not progressed sufficiently to ensure timely Year 2000 compliance.

Eastern Resorts

          Eastern Resorts uses a third-party database server as its primary software system for resort reservations, timeshare sales, and homeowners' association receivables. The version of the software used by Eastern Resorts is not Year 2000 compliant. However, an updated version of the system is currently available at no cost. The updated version is Year 2000 compliant. Eastern Resorts expects to have the upgraded version installed and tested by the end of March 1999. The minimum system requirements for the upgraded software are such that Eastern Resorts also anticipates replacing much of its existing hardware and software in the ordinary course of business.
Any such replacements will be Year 2000 compliant.

          The computer system used by Eastern Resorts for word processing is not Year 2000 compliant. Eastern Resorts expects to have all systems corrected, tested and functional, or otherwise replaced in the ordinary course of business, by September 1999. We do not anticipate that the cost of any corrections or replacements will be material. However, there can be no assurance that the actual cost to make such corrections or acquire replacements will not exceed our expectations, which may have an adverse effect on our financial performance.

Third Parties

          Our Year 2000 compliance program also includes assessing the readiness of our lenders, borrowers, major vendors, suppliers and any other third parties with whom we have significant dealings, who may be impacted by the Year 2000 problem. We have just commenced assessing these third parties' Year 2000 readiness, and do not know whether they are Year 2000 compliant. The extent to which such parties have not modified their systems to address the Year 2000 issues may have a significant, adverse impact on our operations or financial performance.

Cost

          Since Resort Funding uses the computer software and hardware platform of a third-party, our cost for addressing and correcting Year 2000 issues has not been material. As of September 30, 1998, we estimate that we had spent $25,000 on Year 2000 remediation. We do not anticipate that we will incur any significant additional expense in correcting our systems. However, there can be no assurance that our expenditures will not exceed our estimates. In the event that we are forced to identify and contract with parties to replace existing suppliers and vendors, such as TPC, the cost of such replacement may have a material adverse effect on our financial condition and results of operations. Further, if we are unable to perform our contractual obligations to our lenders and borrowers as a result of our own or an important third party's failure to achieve Year 2000 compliance, the potential cost and liability for such failure may have a material adverse effect on our financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000 on Computer Systems."


Potential for Adverse Effects on Price of Common Stock

          Our Common Stock was delisted from The Nasdaq Stock Market's SmallCap Market in February 1996 as a result of our failure to comply with Nasdaq rules. Our Common Stock was relisted with The Nasdaq Stock Market's SmallCap Market in February 1998. We intend to list the Common Stock on The Nasdaq Stock Market's National Market or the New York Stock Exchange at the time of the Offering.

          As of September 30, 1998, the Estate beneficially owned approximately 80.1% of our Common Stock and 10,000 shares of Series 2 Class A Redeemable Preferred Stock, which represents approximately 84.1% of the voting rights. The Trustee intends to sell all of the Common Stock in the Offering, and to sell all the Preferred Stock to us at the conclusion of the Offering. However, it is possible that less than all of such capital stock will be sold, in which case the Estate would continue to be a stockholder and would likely seek other means to liquidate its holdings in us. The sale of a large block of Common Stock, or the expectation that such a sale might occur, could materially adversely affect the share price of the Common Stock.

         The amount of Common Stock available for trading, as well as trading volume, is currently small, while spreads between high and low closing prices are large. We do not believe that the high and low closing prices set forth under "Price Range of Common Stock" are likely to be indicative of the price at which the Offering can be completed, and have accordingly agreed with the managing underwriters to fix a public offering price by negotiation based on the factors set forth under "Underwriting." Moreover, we intend to effect a reverse stock split of at least 1/3, 1/4, or 1/5 for one share prior to the Offering. It is foreseeable that the trading prices of the Common Stock following the reverse split may be less than the split ratio would arithmetically indicate.


Shares Eligible for Future Sale

          Upon completion of the Offering, we will have         shares of Common
Stock issued and outstanding (        if the Underwriters' over-allotment option
is exercised in full). Of these shares, the shares of Common Stock to be sold in the Offering will be freely tradable without restriction under the Securities Act, except for any shares owned by our "affiliates" as that term is defined in Rule 144 under the Securities Act. R. Perry Harris, a director and officer of the Company, will
own        shares of Common Stock following the Offering. In addition, as of the date of this Prospectus, (i) 3,500,000 shares of Common Stock were reserved for issuance upon exercise of outstanding stock options pursuant to the 1997 Long-Term Incentive Plan and (ii) 430,000 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants. With respect to these warrants and the shares held by Mr. Harris, the Company has agreed to register the resale of shares under certain conditions. The sale of any substantial amount of Common Stock on the open market, or the perception that such a sale might occur could have a materially adverse effect on the market price of the Common Stock. In connection with the Offering, we, our directors and officers (including Mr. Harris) have agreed not to sell any shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock for a period of 180 days after the date of this Prospectus without the consent of Credit Suisse First Boston Corporation, subject to certain exceptions. See "Shares Eligible for Future Sale."


Limited Public Market

          We can give no assurance that a liquid public market for the Common Stock will develop or be sustained after the Offering or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. Numerous factors, including announcements of fluctuations in our or our competitors' operating results and market conditions for finance and timeshare industry stocks in general, could have a significant impact on the future price of the Common Stock. In addition, the stock market has recently experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."


Withdrawal of Audited Reports

          On March 29, 1996, Mahoney Cohen Rashba & Pokart, PC ("Mahoney Cohen") resigned as BFG's independent accountants and withdrew its reports on all financial statements of BFG and its related entities, including Resort Funding. Mahoney Cohen stated that such financial statements were based on, among other things, information supplied by Patrick Bennett and, in light of the allegations that Mr. Bennett had provided Mahoney Cohen with false and misleading information relating to BFG, Mahoney Cohen had no choice but to withdraw its reports. Mahoney Cohen is among the defendants of the Trustee's adversary proceeding as a result of its audits of BFG. On April 5, 1996, Puritz & Weintraub citing our departure from the insurance premium finance business, resigned as our independent accountants. See "Resignation of Accountants."

          We subsequently hired Firley, Moran, Freer & Eassa, P.C. ("FMFE") to serve as our independent accountants, and FMFE has issued an unqualified report on our consolidated financial statements for the years ended December 31, 1995, 1996 and 1997. Data for the periods prior to 1995 are not reported upon by independent accountants and are therefore not included in this Prospectus. The Trustee, who is also our Chairman and CEO, has challenged the audits of Mahoney Cohen for these periods in pending legal proceedings against Mahoney Cohen and others.

                                 USE OF PROCEEDS

          The proceeds to the Company from the Offering, net of the estimated underwriting discounts and commissions and expenses of the Offering, are
estimated to be approximately $    million ($     million if the Underwriters'
over-allotment option is exercised in full) based on a public offering price of
$     per share. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

          The Company intends to use the net proceeds to repurchase its Series 2 Class A Redeemable Preferred Stock and to repay existing indebtedness, including all remaining amounts outstanding under the modified Bridge Loan and Long Wharf Resort Loan. The Bridge Loan and the Long Wharf Resort Loan, both of which were entered into in connection with the Company's acquisition of Eastern Resorts in August 1998, bear interest at a rate of LIBOR plus 3% (8.375% at September 30, 1998) and had an initial maturity of December 11, 1998. As a result of negotiations with the Company, CSFBMC extended the maturity on both loans to June 11, 1999. In the event that the Company has remaining net proceeds following repayment of all outstanding indebtedness to CSFBMC under the Bridge Loan and Long Wharf Resort Loan and other indebtedness, the Company intends to use such remaining net proceeds for working capital and other general corporate purposes, including financing additional timeshare resorts or the acquisition of other businesses. No definite plans for such acquisitions exist at this time. Pending such uses, the remaining net proceeds, if any, will be invested in bank deposits or short-term, interest-bearing, investment grade securities. See "Description of Certain Indebtedness" and "Underwriting."



                                 DIVIDEND POLICY

          The Company has never paid dividends on its Common Stock. The Company intends to retain any future earnings to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Provisions of the Company's existing credit facilities also currently preclude the Company's payment of dividends on its Common Stock. See "Description of Capital Stock" and "Description of Certain Indebtedness."

                                 CAPITALIZATION

          The following table sets forth information regarding the consolidated cash and cash equivalents and capitalization of the Company as of September 30,
1998, and as adjusted for the pro forma effects of (i) the sale of        shares
of Common Stock in the Offering at a public offering price of $    per share and
(ii) the application of the estimated net proceeds from the Offering to repurchase the Company's outstanding Series 2 Class A Preferred Stock
and to repay $     in debt. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in the Prospectus.


                                                                                         September 30, 1998
                                                                                  ----------------------------------
                                                                                    Historical          As Adjusted
                                                                                  ----------------    --------------
                                                                                          (Dollars in thousands)
Cash and cash equivalents......................................................     $        2,505
                                                                                    ==============

Notes payable..................................................................     $      128,365

Stockholders' equity:
  Preferred Stock:  Series 2 Class A, $3 par value, 15,000 shares authorized; 10,000 shares issued and outstanding (none as adjusted for
   the Offering)...............................................................                 30
  Common Stock:  $.05 par value, 50,000,000 shares authorized;
        25,105,706 shares issued and outstanding (           shares, as
        adjusted for the Offering(1))..........................................              1,255
Additional paid in capital.....................................................             47,601
Retained earnings..............................................................              2,775
                                                                                    --------------
 Total stockholders' equity....................................................             51,661
                                                                                    --------------

 Total capitalization..........................................................     $      180,026
                                                                                    ==============


--------
(1) The share count does not include (i) 3,500,000 shares of Common Stock reserved for issuance under the 1997 Long-Term Incentive Plan, (ii) an aggregate of 430,000 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants, with exercise prices ranging from $3.50 to $8.00 per share, (iii) 67,113 shares of Common Stock issued to the Estate in October 1998, in satisfaction of certain indebtedness and
         (iv) 25,532 shares issued to the Estate in payment of dividends on the Series 2 Class A Preferred Stock in October 1998. See Note L to the Consolidated Financial Statements of Equivest, "Bankruptcy of Affiliates and Related-Party Transactions" and "Certain Indebtedness."

                           PRICE RANGE OF COMMON STOCK

          The Company's initial public offering was consummated in January 1989. Its Common Stock was listed on The Nasdaq Stock Market's SmallCap Market under the symbol "EQUI." The Common Stock was delisted from The Nasdaq Stock Market's SmallCap Market in February 1996 and traded thereafter over-the-counter until February 1998 when the Company's application for relisting was approved and the Common Stock resumed trading on The Nasdaq Stock Market's SmallCap Market under the symbol "EQUI."

          The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock, as reported on the NASD Automated Confirmation Transaction Service.



                                                             Common Stock
                                                       -----------------------
                                                            High         Low
                                                            ----         ---

1996
----
First Quarter                                              $5 5/8      $ 3/4
Second Quarter                                              2 1/2        9/16
Third Quarter                                               1 7/32      11/16
Fourth Quarter                                                3/4        9/32

1997
----
First Quarter                                               3 1/4         1/2
Second Quarter                                                  3       1 1/4
Third Quarter                                               4 3/8       1 5/8
Fourth Quarter                                             6 1/16           4

1998
----
First Quarter                                               6 5/8       4 7/8
Second Quarter                                              6 1/2       4 5/8
Third Quarter                                               8 5/8       4 3/4
Fourth Quarter (through December 28, 1998)                  6 7/8       3 1/2

          The Company's stock price at the close of trading on December 28, 1998 was $4 9/16. On December 28, 1998, there were approximately 40 holders of record and an estimated 345 beneficial owners of the Company's Common Stock.

                 PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

          The following unaudited pro forma condensed consolidated statements of income (the "Pro Forma Financial Data") have been derived from the historical financial statements of the Company and Eastern Resorts included elsewhere in this Prospectus. The pro forma condensed consolidated statements of income give effect to the acquisition of Eastern Resorts using the purchase method of accounting, as if such transaction had been consummated as of January 1, 1997 for the year ended December 31, 1997 and as of January 1, 1998 for the nine months ended September 30, 1998. The adjustments relating to the acquisition of Eastern Resorts are described in the accompanying notes. Assuming the consummation of the Offering, the pro forma condensed consolidated statements of income, as adjusted, include the proceeds to the Company from the Offering. The Pro Forma Financial Data should not be considered indicative of actual results that would have been achieved had the acquisition of Eastern Resorts been consummated for the periods indicated and do not purport to indicate results of operations for any future period. The Pro Forma Financial Data should be read in conjunction with the Company's and Eastern Resorts' historical financial statements and the notes thereto included elsewhere in this Prospectus.


                             EQUIVEST FINANCE, INC.

           Unaudited Pro Forma Condensed Statements of Combined Income
                  For the Nine Months Ended September 30, 1998
                (Dollars in thousands except for per share data)


                                                                            Adjustments
                                                                               for
                                                            Historical     Acquisition                  Adjustments
                                             Historical       Eastern       of Eastern                  for Public      Pro Forma
                                              Equivest      Resorts(1)       Resorts      Pro Forma      Offering      as Adjusted
                                              --------      ----------       -------      ---------      --------      -----------

Revenue
-------
Interest income........................  $     15,011  $      1,831     $    (810)(2)   $    16,032    $               $
Timeshare interval sales...............         1,103         8,727            --             9,830
Resort operations......................         1,214         7,080            --             8,294
Other income...........................           868            --            --               868
                                         ------------  ------------     ---------       -----------    -----------     -----------
   Total revenue.......................        18,196        17,638          (810)           35,024

Costs and expenses
------------------
Provision for doubtful receivables.....           650           466            --             1,116
Interest expense.......................         5,318         1,313            65(3)          6,696               (5)
Cost of timeshare intervals sold.......           273         2,095            --             2,368
Goodwill and other amortization........         1,403            --           605(4)          2,008
Sales and marketing....................           567         3,706            --             4,273
Resort management......................           990         6,060            --             7,050
General and administrative.............         2,786         1,313            --             4,099
                                         ------------  ------------     ---------       -----------    -----------     -----------
   Total costs and expenses............        11,987        14,953           670            27,610

Income before provision for taxes......         6,209         2,685        (1,480)            7,414
Provision for income taxes.............         2,300         1,070(6)       (400)(6)         2,970               (6)
                                         ------------  ------------     ---------        ----------    -----------     -----------
Net income.............................  $      3,909  $      1,615     $  (1,080)       $    4,444    $               $
                                         ============  ============     =========        ==========    ===========     ===========

Preferred stock dividends..............           450                                          450
                                         ------------                                    ---------
Net income available to common

   stockholders........................  $      3,459                                    $    3,994
                                         ============                                    ==========

Income per common share:
   Basic...............................  $       0.16                                    $     0.16                    $
                                         ============                                    ==========                    ===========
   Diluted.............................  $       0.15                                    $     0.16                    $
                                         ============                                    ==========                    ===========
Weighted average number of
   common shares outstanding:
   Basic...............................    22,272,673                   2,813,187        25,085,860
   Diluted.............................    22,748,919                   2,813,187        25,562,106



----------------------

(1) The historical income statement of Eastern Resorts represents activity for the 240-day period ended August 28, 1998 (the date of the acquisition). Eastern Resorts' activity for the 33-day period ended September 30, 1998 is included in Historical Equivest.
(2)   Reflects the elimination of intercompany interest income.
(3) Reflects interest expense on the Bridge Loan ($875,000) and the elimination of intercompany interest expense.
(4) Reflects the amortization of the financing costs associated with the Bridge Loan and the amortization of goodwill.
(5)   Reflects the reduction of interest expense from the retirement of
      approximately $          of debt.
(6) Reflects the effect on income taxes of (i) the 1998 historical income of Eastern Resorts, (ii) the tax deductible pro forma acquisition adjustments, and (iii) adjustments for the Offering.

                             EQUIVEST FINANCE, INC.

           Unaudited Pro Forma Condensed Statements of Combined Income
                      For the Year ended December 31, 1997
                (Dollars in thousands except for per share data)

                                                                         Adjustments
                                                                              for
                                                         Historical     Acquisition of                   Adjustments
                                         Historical       Eastern         Eastern                        for Public      Pro Forma
                                          Equivest        Resorts         Resorts          Pro Forma      Offering     as Adjusted

Revenue
-------
Interest income........................$     15,109    $      2,602    $      (576)(1)    $    17,135   $               $
Timeshare interval sales...............          --           8,635             --              8,635
Resort operations......................          --           8,056             --              8,056
Other income...........................         856              83            (80)(1)            859
                                       ------------    ------------    -----------        -----------   ----------      ------------
   Total revenue.......................      15,965          19,376           (656)            34,685

Costs and expenses
Provision for doubtful receivables.....         925             353             --              1,278
Interest expense.......................       8,077           1,395            755(2)          10,227               (5)
Cost of timeshare intervals sold.......          --           1,928             --              1,928
Goodwill and other amortization........       1,064              --            932(3)           1,996
Sales and marketing....................          --           3,868             --              3,868
Resort management......................          --           7,348             --              7,348
General and administrative.............       2,475           1,782            (80)             4,177
   Total costs and expenses............      12,541          16,674          1,607             30,822

Income before provision for taxes......       3,424           2,702         (2,263)             3,863
Provision for income taxes.............         193           1,080(4)        (600)(4)            673               (4)
                                       ------------    ------------    -----------        -----------
Net income.............................$      3,231    $      1,622    $    (1,663)       $     3,190   $               $
                                       ============    ============    ===========        ===========   ============    ============

Preferred stock dividends..............         731                                              731
                                       ------------                                       -----------
Net income available to common
   stockholders........................$       2,500                                      $     2,459
                                       =============                                      ===========

Income per common share:
   Basic...............................$        0.22                                      $      0.17                    $
                                       =============                                      ===========                    ===========
   Diluted.............................$        0.15                                      $      0.12                    $
                                       =============                                      ===========                    ===========
Weighted average number of common
   shares outstanding:
   Basic...............................   11,582,587                     3,200,000         14,782,587
   Diluted.............................   17,913,902                     3,200,000         21,113,902

--------------------
(1) Reflects the elimination of intercompany interest income and other income.
(2) Reflects interest expense on the Bridge Loan ($1,331,000) and the elimination of intercompany interest expense.
(3) Reflects the amortization of the financing costs associated with the Bridge Loan and the amortization of goodwill.
(4) Reflects the effect on income taxes of (i) the 1997 historical income of Eastern Resorts, (ii) the tax deductible pro forma acquisition adjustments, and (iii) adjustments for the Offering, after giving effect to the net operating loss carryforward of $685,000.
(5) Reflects the reduction of interest expense from retirement of debt of
    approximately $             of debt.

                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

          The Company acquired Resort Funding on February 16, 1996. See "Bankruptcy of Affiliates and Related-Party Transactions--Acquisition of Resort Funding." The audited financial statements of the Company for 1995 and 1996, from which the data in this table are derived, include Resort Funding's results of operations with those of the Company on a combined basis.

          The following tables set forth certain selected historical consolidated financial data of the Company and of Eastern Resorts.

          The selected historical consolidated financial data of the Company for the years ended December 31, 1995, 1996 and 1997 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. The selected historical consolidated financial data of Eastern Resorts for the years ended December 31, 1996 and 1997 have been derived from the audited consolidated financial statements of Eastern Resorts and notes thereto. The audited consolidated financial statements of Eastern Resorts for the years ended December 31, 1996 and 1997 are included elsewhere in this Prospectus, and should be read in conjunction with the following selected data.

          The historical unaudited consolidated financial data of the Company for the nine months ended September 30, 1997 and 1998 have been derived from, and should be read in conjunction with, the unaudited condensed consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus. The selected historical consolidated financial data of Eastern Resorts for the 240-day period ended August 28, 1997 and 1998 have been derived from, and should be read in conjunction with the unaudited financial statements and related notes for the same periods included elsewhere in this Prospectus. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited condensed consolidated financial statements of the Company and Eastern Resorts. Interim results are not necessarily indicative of results for future periods, including fiscal year 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pro Forma Condensed Consolidated Financial Statements."

                             EQUIVEST FINANCE, INC.

                 Selected Consolidated Historical Financial Data

                                                                                                     Nine Months Ended
                                                            Year Ended December 31,                     September 30,
                                                            -----------------------                     -------------

                                                      1995           1996            1997           1997         1998 (1)
                                                     ------         ------          ------         ------        --------
                                                            (Dollars in thousands except for per share data)
Statement of Income Data:
Revenue
Interest income.............................     $    11,022    $    12,998     $    15,109   $     11,329   $     15,011
Timeshare interval sales....................              --             --              --             --          1,103
Resort operations...........................              --             --              --             --          1,214
Other income................................           2,173          1,265             856            206            868
                                                ------------   ------------   -------------  -------------  -------------
      Total revenue.........................          13,195         14,263          15,965         11,535         18,196

Costs and expenses
Provision for doubtful receivables..........             794            179             925            225            650
Interest expense............................           5,982          8,271           8,077          6,302          5,318
Cost of timeshare intervals sold............              --             --              --             --            273
Goodwill and other amortization.............             848            903           1,064            769          1,403
Sales and marketing........................               --             --              --             --            567
Resort management...........................              --             --              --             --            990
General and administrative..................           3,450          3,221           2,475          1,826          2,786
                                                ------------  -------------   -------------  -------------  -------------
      Total costs and expenses..............          11,074         12,574          12,541          9,122         11,987

Income before provision for income
      taxes (2).............................           2,121          1,689           3,424          2,413          6,209
Provision for income taxes..................             595             29             193            180          2,300
                                               ------------- --------------  -------------- --------------   ------------
Net income (2)..............................           1,526          1,660           3,231          2,233          3,909
                                                ------------   ------------   -------------  -------------   ------------

Preferred stock dividends...................             604            527             731            561            450
                                              -------------- --------------  -------------- -------------- --------------
Net income available to common
       stockholders (2).....................   $         922   $      1,133    $      2,500   $      1,672   $      3,459
                                               =============   ============    ============   ============   ============

Net income per common share
      (basic) (2)...........................   $        0.10  $        0.12   $        0.22  $        0.18  $        0.16
                                               =============  =============   =============  =============  =============
Net income per common share
      (diluted) (2).........................   $        0.05  $        0.07   $        0.15  $        0.10  $        0.15
                                               =============  =============   =============  =============  =============

Weighted average number of common
      shares outstanding (basic)............       9,484,847      9,484,847      11,582,587      9,484,847     22,272,673
Weighted average number of common
      shares outstanding (diluted)..........      16,984,847     17,012,708      17,913,902     17,082,112     22,748,919

Balance Sheet Data:
Cash and cash equivalents...................   $       1,303  $       4,037    $      4,620   $      2,453  $       2,505
Notes receivable (3)........................          80,387         95,866         120,791         99,538        137,154
Total assets................................          88,601        113,204         133,484        115,763        188,732
Notes payable...............................          78,538        106,745          99,961        107,316        128,365
Preferred stock.............................              39             39              30             39             30
Stockholders' equity........................           2,377          4,037          32,528          6,270         51,661

Other Data:
A&D Loan portfolio..........................    $     32,838   $     31,475    $     39,390   $     30,563   $     37,258
Consumer Financing portfolio (4)............          51,820         67,771          96,377         73,192        116,340


--------------
(1) Includes the results of Eastern Resorts for the 33-day period ended September 30, 1998.
(2) For the year ended December 31, 1995, net income and net income per share amounts exclude a loss from operations of discontinued segment of approximately $2.2 million.
(3)    Net of allowance for doubtful receivables and developer hold backs.
(4) Consumer Financing portfolio includes the Purchased Receivables and Hypothecation Loans of Resort Funding. It includes $17.1 million in Consumer Loans held by Eastern Resorts as of September 30, 1998.

                           EASTERN RESORTS CORPORATION

                 Selected Consolidated Historical Financial Data
                             (Dollars in thousands)


                                                                                                                     240 Days Ended
                                                                             Year Ended December 31,                     August 28,
                                                                       1996                            1997                 1998
                                                                       ----                            ----                 ----

  Revenues
      Timeshare interval sales.............                      $    7,062                       $    8,636            $ 8,727
      Resort operations....................                           7,512                            8,138              7,080
      Interest income......................                           2,347                            2,602              1,831
                                                               ------------                     ------------             ------
      Total revenues.......................                          16,921                           19,376             17,638
                                                               ------------                     ------------            -------

  Costs and expenses
      Cost of property sold................                           1,492                            1,928              2,095
      Sales and marketing..................                           3,507                            3,868              3,706
      Resort management....................                           6,612                            7,348              6,060
      General and administrative...........                           1,618                            1,782              1,313
      Provision for doubtful accounts......                             533                              353                466
      Interest expense.....................                           1,275                            1,395              1,313
                                                               ------------                     ------------             ------
      Total costs and expenses.............                          15,037                           16,674             14,953
                                                               ------------                     ------------            -------
  Operating income.........................                           1,884                            2,702              2,685
  Gain on sale of development rights.......                           1,619                               --               --
                                                               ------------                     ------------               --
  Net income (1)...........................                     $     3,503                       $    2,702            $ 2,685
                                                               ============                      ===========            ========

  -------------------------

  (1) Eastern Resorts' status as a limited liability company, taxed as a partnership, required that any income tax be paid at the member level.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         The discussion of the Company's results of operations which follows pertains to the business of Resort Funding, with two exceptions. First, in the year ended December 31, 1995, the Company discontinued its insurance premium finance business and reported that segment as discontinued operations in that year. Second, on August 28, 1998, the Company acquired Eastern Resorts on a purchase accounting basis, and included 33 days of its operations in its statements of operations for the nine months ended September 30, 1998 (the "33 Days"). Although the Company did not acquire Resort Funding until February 1996, its results for the periods ended December 31, 1995 and 1996 are included on a consolidated basis as in a pooling of interests because it was under common control with the Company. See Note C of Notes to Consolidated Financial Statements of Equivest.

         A separate discussion of the results of Eastern Resorts on a stand-alone basis, including a comparison of the years ended December 31, 1996 and 1997 and the 240-day periods ended August 28, 1997 and 1998 is set forth below. You should read and refer to the "Selected Consolidated Historical Financial Data," the "Pro Forma Condensed Consolidated Financial Data," and the Financial Statements included in this Prospectus, as well as all related notes, when reading the following discussion.

Financial Performance

         From December 31, 1995 to September 30, 1998, total assets increased 113%, to $188.7 million from $88.6 million, while stockholders' equity increased to $51.7 million from $2.4 million. Stockholders' equity per share increased to $2.06 from $0.14 per share, while stockholders' equity as a percent of total assets grew to 27% from 3%.

                                  TOTAL ASSETS
                                [GRAPHIC OMITTED]

This bar graph shows the total assets of the Company as: $88.6 million as of 12/31/95; $113.2 million as of 12/31/96; $133.5 million as of 12/31/97; and
$188.7 million as of 9/30/ 98 (of which $158.0 million is Resort Funding and $30.7 million is Eastern Resorts).

                               STOCKHOLDERS EQUITY
                                [GRAPHIC OMITTED]

This bar graph shows the stockholders' equity in the Company as: $2.4 million at 12/31/95; $4.0 million at 12/31/96; $32.5 million at 12/31/97; and $51.7 million at 09/30/98.

     The Company's income statement also improved significantly since 1995.

                                 TOTAL REVENUE
                                [GRAPHIC OMITTED]

This bar graph shows the total revenues of the Company as: $13.2 million as of 12/31/95; $14.3 as of 12/31/96; $16.0 million as of 12/31/97; $18.2 million as of 09/30/98 (of which $2.6 million represents the revenue of Eastern Resorts for the 33 days ended 09/30/98); and $35.0 million as of 09/30/98 (which includes on a pro forma basis revenue of Eastern Resorts in the amount of $19.4 million as if the Company had acquired Eastern Resorts on January 1, 1998).

                       INCOME FROM CONTINUING OPERATIONS
                              BEFORE INCOME TAXES
                                [GRAPHIC OMITTED]

This bar graph shows the income of the Company from continuing operations, but before income taxes, as: $2.1 million as of 12/31/95; $1.7 million as of 12/31/96; $3.4 million as of 12/31/97; $6.2 million as of 09/30/98; and $7.4 million as of 09/30/98 (which includes on a pro forma basis pre-tax income of Eastern Resorts in the amount of $1.2 million as if the Company had acquired Eastern Resorts on January 1, 1998).


          The Company's results of operations in the periods presented were significantly impacted by the bankruptcy of BFG and BMDC in March 1996. As a result of the bankruptcy, the Company's lenders restricted the credit available to it, and hence limited the amount and size of the loans it could make. In November 1997 the Company secured new credit arrangements.

Results of Operations of Equivest

          The Company's primary sources of revenues are its (i) finance operations and (ii) timeshare operations. Revenues from its finance operations are principally from interest and fees on loans, and revenues from its timeshare operations are principally from timeshare interval sales and resort operations.

Finance Operations

          In its finance operations, the Company recognizes interest income on its outstanding loan receivables when earned, using the interest method. The accrual of interest on a loan is discontinued when unpaid interest, together with the loan principal outstanding, exceeds the loan's projected cash flow or the loan's collateral value.

          The Company reduces gross receivables by the amount of hold backs from developers ("specific reserves"). In addition, the Company establishes an allowance for doubtful receivables ("general reserves"). Management evaluates the adequacy of the allowance on a quarterly basis by examining past loss experience, current delinquencies, known and inherent risks in the portfolio, adverse conditions that may affect the borrower's ability to repay, the estimated value of the underlying collateral, and current economic conditions. For the past several years, the Company has maintained general reserves at a level of approximately 2.2% of the net amount of its notes receivable (excluding Consumer Loans). The Company's allowance for doubtful accounts is based upon management's estimate of the amount that will be necessary to cover future write-offs of accounts receivable in the event (i) a developer defaults on its obligation to replace or take back a non-performing Consumer Loan and (ii) specific reserves on such developer's loan are exhausted. A receivable is charged against the allowance when management believes that collection is unlikely. If management's estimates differ from actual results, reported income for the earlier period in which a provision for doubtful receivables was taken will be too high or too low, and an adjustment will be made.

          In the case of Purchased Receivables, the Company generally holds back from developers 10% to 15% of the purchase price ("hold back") as a specific reserve against potential default by the developer on its liability for any defaulted Consumer Loan. The Company does not pay this amount to the developer until the Consumer Loan has been paid in full. As a result, the special reserve as a percent of the unpaid principal begins at 10% to 15% and increases as the principal of the loan is paid down. In the event a consumer defaults on an obligation, the Company has the right to require the developer to repurchase the defaulted consumer receivable at an amount equal to the present value of the unpaid principal and interest on the note, net of the reserve ("chargeback"). Generally, the developer has the option to replace the defaulted consumer receivable with another of equal or greater value. Specific reserves are charged only if the developer defaults on its chargeback obligations. General reserves are charged only if the developer defaults on its obligations and there are no remaining specific reserves.

          In the case of Hypothecation Loans, the Company typically advances to the developer, at any given time, only 85% to 90% (the "Advance Rate") of the amount of the receivables pledged as collateral for the loan. As consumers make payments on their obligations, a portion of the Hypothecation Loan is repaid. Once the Hypothecation Loan is repaid in full, the remaining collateral is released to the developer.

Timeshare Operations

          The Company's timeshare development operations generate revenue primarily through selling and financing timeshare intervals and operating several resort properties. The Company recognizes timeshare interval sales revenue on the accrual basis. A sale is recognized after a binding sales contract has been executed, the buyer has made a down payment of at least 10%, and a statutory recission period has expired. If all other criteria are met, but construction of the unit to which the timeshare interval relates is not substantially complete, revenue is recognized according to the percentage of completion method. The Company recognizes interest income on its outstanding Consumer Loans when earned, using the interest method. For tax purposes, sales of timeshare intervals are recognized using the installment sale method of accounting, which recognizes income as cash is received.

          Revenues from resort operations primarily consist of fees earned for management of timeshare resorts, income from the rental of unoccupied timeshare units on an overnight basis, and food and beverage sales from the Company's two restaurants. Revenues are recognized at the time services are rendered.

          In its timeshare operations, the Company accounts for uncollectible notes by recording a provision for doubtful accounts at the time timeshare interval sales revenue is recognized. Historically, this provision approximated 5% of the outstanding receivables balance. If a customer defaults, any unpaid balance on the note is charged against the previously established allowance for doubtful accounts, net of the amount that is restored to inventory. Timeshare intervals returned to inventory are recorded in inventory at the lower of their original cost or market value. The Company ceases to recognize interest income when a note becomes past due.

          Costs associated with the acquisition and development of a timeshare resort include the costs of land, construction, furniture, interest and taxes. These costs are capitalized and recorded as part of inventory cost, and inventory is depleted and expensed based on the relative sales method: a fixed amount is expensed as a depletion of inventory each time a timeshare interval is sold. If no sales were to be made with respect to a particular development project, no expense would be recorded unless and until the property is sold or abandoned, or if management determines the market value of the inventory is less than its recorded cost.

          In contrast to its financing operations, the Company's timeshare development business experiences significant fluctuations in its quarterly results primarily owing to higher revenues in the spring and summer months from renting unoccupied timeshare units on an overnight basis at its resorts in and around Newport. The Company expects the seasonality of the results of its resort operations to lessen following the further expansion of the Bentley Brook Mountain Club, which is expected to attract visitors, and thus increase overnight rental income throughout the winter ski season.

                       Selected Financial Data of Equivest
                      as a Percentage of Total Revenues(1)

                                                                                                                 Nine
                                                                                                                Months
                                                                                                                 Ended
                                                                 Year Ended December 31,                     September 30,
                                                            1995            1996             1997                1998
                                                            ----            ----             ----                ----
  Revenue
  -------
    Interest from:
      A&D Loans..............................               20.9%           29.8%            25.1%              23.9%
      Purchased Receivables..................               62.3            59.6             61.8               50.7
      Hypothecation Loans....................               --               0.4              1.9                4.7
      Consumer Loans ........................               --              --               --                  1.4
      Other..................................                0.3             1.3              5.8                1.8
                                                          ---------       ---------        ---------          ------
      Total interest on loans................               83.5%           91.1%            94.6%              82.5%
    Timeshare interval sales.................               --              --               --                  6.1
    Resort operations........................               --              --               --                  6.7
    Other income.............................               16.5             8.9              5.4                4.7
                                                         ----------     -----------      -----------        --------
      Total revenue..........................              100.0%          100.0%           100.0%             100.0%

  Costs and Expenses
  ------------------
    Provision for doubtful receivables.......                6.0%            1.3%             5.8%               3.6%
    Interest.................................               45.4            58.0             50.6               29.2
    Goodwill and other amortization..........                6.4             6.3              6.7                7.7
    Cost of property sold....................               --              --               --                  1.5
    Sales and marketing......................               --              --               --                  3.1
    Resort management........................               --              --               --                  5.5
    General and administrative...............               26.1            22.6             15.5               15.3
                                                           --------        --------         --------           -----
      Total costs and expenses...............               83.9%           88.2%            78.6%              65.9%
    Income from continuing operations
      before provision for income taxes......               16.1            11.8             21.4               34.1
    Provision for income taxes...............                4.5             0.2              1.2               12.6
                                                           --------        --------         --------          ------
    Income from continuing operations........               11.6%           11.6%            20.2%              21.5%
                                                            =====           =====           ======            =======

---------------------
(1) Results of Eastern Resorts are only included for the 33 day period ending September 30, 1998.

Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997

          After adjusting for items eliminated in consolidation, revenue contributions to the Company by Eastern Resorts for the 33 Days were $2.6 million and expenses were $2.3 million, which does not include $0.3 million in transaction costs resulting from the acquisition.

          The Company's total revenues increased 58% to $18.2 million for the nine months ended September 30, 1998, from $11.5 million for the same period in 1997. The increase was due primarily to both growth in interest income in the Company's financing business, as well as the inclusion of 33 days of Eastern Resorts' revenues. Interest income, excluding a $0.3 million increase due to the consolidation of Eastern Resorts, accounted for $3.4 million of the increase. If the acquisition of Eastern Resorts had occurred on January 1, 1998, the Company would have had total revenues for the nine months ended September 30, 1998 of $35.0 million. This reflects that fact that Eastern Resorts' annual revenues are greater than the revenue of Equivest without considering Eastern Resorts.

          Interest Income. Interest income increased 32% to $15.0 million for the nine months ended September 30, 1998, from $11.3 million for the same period in 1997, primarily due to growth in the Company's loan portfolio, which was slightly offset by a decline in interest rates. Interest on Hypothecation Loans and Purchased Receivables increased 31% to $10.1 million for the nine months ended September 30, 1998 from $7.7 million for the same period in 1997. Interest received on A&D Loans increased 52% to $4.3 million for the nine months ended September 30, 1998, from $2.9 million for the same period in 1997. Eastern Resorts contributed interest income of $0.3 million for the 33 Days.

          Gains on Sales of Contracts, Vacation Ownership, Resort Operations. The Company recorded no gains on sales of contracts in the nine months ended September 30, 1998 because it did not sell any loans in the period. The Company had no revenue from vacation ownership or resort operations in the nine months ended September 30, 1997.

          Other Income. Other income increased to $0.9 million for the nine months ended September 30, 1998, from $0.2 million for the same period in 1997, which was primarily due to an increase in fee income generated by new Hypothecation Loans and new A&D Loans.

          Provision for Doubtful Receivables. The provision for doubtful receivables increased to $0.6 million for the nine months ended September 30, 1998, from $0.2 million for the same period in 1997, primarily due to portfolio growth.

          Interest Expense. Interest expense decreased 16% to $5.3 million, or 35% of interest income, for the nine months ended September 30, 1998, from $6.3 million, or 56% of interest income, for the same period in 1997, primarily due to the satisfaction of approximately $25 million of intercompany debt through the issuance of Common Stock. A decrease in the weighted average interest rate the Company paid on its bank debt to 6.8% from 8.3%, partially offset by a higher average balance of bank debt, also contributed to the decrease. Interest expense increased approximately $150,000 due to the interest costs associated with Eastern Resorts' debt and the debt associated with the Bridge Loan for the 33 Days as compared to the same period in 1997.

          Amortization of Financing and Other Costs. Amortization of financing and other costs increased to $1.3 million for the nine months ended September 30, 1998, from $0.8 million for the same period in 1997. The increase is primarily due to capitalized costs associated with the Company's several recent financings.

          General and Administrative Costs. General and administrative costs increased to $2.8 million, or 15% of total revenues, for the nine months ended September 30, 1998, from $1.8 million, or 16% of total revenues, for the same period in 1997. The increase is primarily due to an increase in payroll, servicing, legal, insurance, advertising and travel costs, largely associated with the increase in the Company's loan originations.

          Income Before Provision for Income Taxes. Income before provision for income taxes increased to $6.2 million for the nine months ended September 30, 1998, from $2.4 million for the same period in 1997 as a result of the above-mentioned operating activities. Had the acquisition of Eastern Resorts occurred on January 1, 1998, income before provision for income taxes would have been $7.4 million for the nine months ended September 30, 1998.

          Provision for Income Taxes. Provision for income taxes as a percentage of income before provision for income taxes increased to 37% for the nine months ended September 30, 1998 from 7% for the same period in 1997 primarily due to the exhaustion of net operating loss carryforwards and the deferred tax provision relating to the provision for doubtful receivables.

          Net Income. Net income increased to $3.9 million for the nine months ended September 30, 1998, from $2.2 million for the same period in 1997 as a result of the above-mentioned operating activities. Had the acquisition of Eastern Resorts occurred on January 1, 1998, pro forma net income would have been $4.4 million for the nine months ended September 30, 1998.

1997 Compared to 1996

          Total revenues increased 12% to $16.0 million in 1997 from $14.3 million in 1996 primarily due to an increase in interest income as a result of portfolio growth and interest income from related-party notes receivable. See "Bankruptcy of Affiliates and Related-Party Transactions."

          Interest Income. Interest income increased 16% to $15.1 million in 1997, from $13.0 million in 1996, primarily due to growth in the loan portfolio, and income from notes receivable from a related party. Interest on the Consumer Financing portfolio increased 19% to $10.2 million in 1997, from $8.6 million for 1996. This growth in interest income was augmented by an increase of $0.6 million in interest income on notes receivable from a related party, which arose from approximately $20.0 million in loans made to the Trustee in connection with the Settlement Loans. See "Certain Relationships and Related-Party Transactions--Certain Low Interest Settlement Loans." The increase in interest on consumer notes and related-party notes more than offset a decrease of $0.2 million in interest on A&D Loans to developers, due to lower average balances outstanding compared to 1996.

          Gains on Sales of Contracts. Gains on sales of contracts decreased to an insignificant amount in 1997 from $0.4 million in 1996. The gains on sales of consumer receivables in 1996 resulted from the sale of certain portfolios. The Company's primary lender imposed a prohibition on sales of loans which remained in place until 1997, when the 1997 Credit Facility was established.

          Other Income. Other income decreased slightly in 1997, primarily due to a significant origination fee received in the first quarter of 1996, half of which was discounted in the first quarter of 1997 when the asset was sold.

          Provision for Doubtful Receivables. The provision for doubtful receivables increased to $0.9 million in 1997 from $0.2 million in 1996, owing to growth in the Company's loan portfolio and management's decision to increase the allowance for doubtful accounts.

          Interest Expense. Interest expense decreased 2% to $8.1 million, or 53% of interest income, in 1997, from $8.3 million, or 64% of interest income, in 1996. Total interest expense on the Company's warehouse line of credit (which was refinanced in November 1997 by CSFBMC at a 300 basis point savings) increased in 1997 due to the lender's increasing of the interest rate, and higher loan balances which were due to the lender's prohibition of loan sales. This increase was partially offset by lower interest expense resulting from the conversion of approximately $25 million of related party debt into equity. See "Bankruptcy of Affiliates and Related-Party Transactions." In addition, interest expense on other bank notes decreased 28% to $2.5 million for 1997, from $3.5 million for 1996, due to a decrease in interest rates resulting from the restructuring of Equivest's debt obligations pursuant to the bankruptcy settlements in November 1996. See "Bankruptcy of Affiliates and Related-Party Transactions--Certain Low Interest Loans."

          Amortization of Financing and Other Costs. Amortization of financing costs increased 18% to $1.1 million, or 7% of interest income, in 1997 from $0.9 million, or 7% of interest income, in 1996. The increase was primarily attributable to the 3% per annum arrangement fee charged by the Estate in connection with the Settlement Loans. See "--Liquidity and Capital Resources" and "Bankruptcy of Affiliates and Related-Party Transactions--Certain Low Interest Loans."

          General and Administrative Costs. General and administrative costs decreased 23% to $2.5 million, or 16% of total revenues, in 1997, from $3.2 million, or 23% of total revenues, in 1996. The decrease was primarily a result of the significant reduction of application, recording and processing fees paid to TPC certain nonrecurring expenses incurred in 1996 in connection with Equivest's acquisition of Resort Funding, and lower office-related costs in 1997.

          Income Before Provision for Income Taxes. Income before provision for income taxes increased to $3.4 million in 1997, from $1.7 million in 1996, as a result of the above-mentioned operating activities.

          Provision for Income Taxes. The provision for income taxes for 1997 increased to $0.2 million from an insignificant amount in 1996. The increase is primarily attributable to the provision for state income taxes. The tax provisions for both 1996 and 1997 include the utilization of net operating loss carryforwards, which reduce the Company's federal income tax liability.

          Net Income. Net income increased to $3.2 million for 1997, from $1.7 million in 1996, as a result of the above-mentioned operating activities.

1996 Compared to 1995

          Total revenues increased 8% to $14.3 million in 1996, from $13.2 million in 1995, primarily as a result of an increase in interest income from A&D Loans, which was partially offset by a decrease in gains on sales of consumer receivables.

          Interest Income. Interest income increased 18% to $13.0 million in 1996 from $11.0 million in 1995. Interest on Purchased Receivables and Hypothecation Loans increased slightly to $8.3 million in 1996, from $8.2 million in 1995, while interest on A&D Loans increased 54% to $4.3 million in 1996 from $2.8 million in 1995, owing to higher average outstanding balances.

          Gains on Sales of Contracts. Gains on sales of contracts decreased to $0.4 million in 1996 from $1.4 million in 1995. This decrease was the result of a prohibition on sales of consumer receivables after March 31, 1996 imposed by the Company's primary lender at the time.

          Other Income. Other income increased slightly in 1996, primarily as the result of an increase in fees charged on consumer receivables and a one-time special origination fee of $0.2 million.

          Provision for Doubtful Receivables. The provision for doubtful receivables decreased to $0.2 million in 1996 from $0.8 million in 1995, primarily due to lower growth of the Company's loan portfolio.

          Interest Expense. Interest expense increased 38% to $8.3 million, or 64% of interest income, in 1996, from $6.0 million, or 54% of interest income, in 1995 due to an increase in interest rates, as well as higher average outstanding debt balances. The increase in interest rates was triggered by the BFG bankruptcy. Intercompany interest expense decreased by 49% to $2.1 million in 1996, from $4.0 million in 1995, due primarily to the repayment of intercompany debt through draw-downs on the Company's then-existing financing facility in 1995.

         Amortization of Financing and Other Costs. Amortization of financing costs increased to $0.9 million, or 7% of interest income, in 1996 from $0.8 million, or 8% of interest income, in 1995 due to an increase in fees primarily attributable to a 3% arrangement fee charged by the Estate in connection with the Settlement Loans.

          General and Administrative Costs. General and administrative costs decreased slightly to $3.2 million, or 23% of total revenue, in 1996, from $3.4 million, or 26% of total revenue, in 1995, primarily as a result of decreased application, recording and processing fees paid to an affiliate of the Company of $0.9 million, which was partially offset by an increase in outside services in 1996.

          Income Before Provision for Income Taxes. Income from continuing operations before provision for income taxes decreased to $1.7 million in 1996 from $2.1 million in 1995 as a result of the above-mentioned operating activities.

          Provision for Income Taxes. The provision for income taxes decreased to an insignificant amount in 1996 from $0.6 million in 1995. The reduction is attributable to utilization of the Company's net operating loss carryforwards to offset taxable income arising after February 16, 1996. The net operating loss carryforwards arose in connection with the discontinuation of its insurance premium financing operations.

          Net Income from Continuing Operations. Net income from continuing operations increased to $1.7 million in 1996 from $1.5 million in 1995 as a result of the above-mentioned operating activities.

          The Company acquired Eastern Resorts on August 28, 1998. Eastern Resorts and its wholly owned subsidiary, Eastern Resorts Company, LLC, was formed in 1994. In 1995, Eastern Resorts acquired the assets of Inn Group Associates, a Massachusetts Limited Partnership founded in 1981 by R. Perry Harris. Eastern Resorts' sole asset is its interest in Eastern Resorts Company, LLC, which is the legal entity for whom financial statements have been prepared. In the ensuing discussion, therefore, all references to "Eastern Resorts" shall, where appropriate, signify Eastern Resorts Company, LLC or Inn Group Associates, its legal predecessor, for which financial statements were prepared. The financial statements of Eastern Resorts Company, LLC for the fiscal year ended December 31, 1997 and for the 240-day period ended August 28, 1998 appear at the back of this Prospectus. See "Index to Financial Statements" on page F-1.

                           Selected Financial Data of
                   Eastern Resorts as a Percentage of Revenues

                                                                                                                        240 Day
                                                                                                                     Period Ended
                                                                           Year Ended December 31,                    August 28,
                                                                       1996                      1997                    1998
                                                                       ----                      ----                    ----
  As a percentage of total revenues
    Sales of timeshare intervals...................                     41.7%                    44.6%                   49.5%
    Resort Operations..............................                     44.4                     42.0                    40.1
    Interest Income................................                     13.9                     13.4                    10.4
                                                                      ------                   ------                  ------
       Total.......................................                    100.0%                   100.0%                  100.0%
                                                                      ======                   ======                  ======

  As a percentage of timeshare interval sales
    Cost of timeshare intervals....................                     21.1%                    22.3%                   24.0%
    Sales and marketing............................                     49.7                     44.8                    42.5
    Provision for doubtful receivables.............                      7.5                      4.1                     5.3
                                                                      ------                   ------                  ------
       Total.......................................                     78.3%                    71.2%                   71.8%
                                                                      ======                   ======                  ======

  As a percentage of interest income
    Interest expense...............................                     54.3%                    53.6%                   71.7%

  As a percentage of resort operations
    Resort expenses................................                     88.0%                    90.3%                   85.6%

  As a percentage of total revenues
    General and administrative.....................                      9.6%                     9.2%                    7.4%


                      EASTERN RESORTS COMPONENTS OF REVENUE

                                [GRAPHIC OMITTED]

This bar graph shows the percentage of Eastern Resorts' revenue that was represented by timeshare sales, resort operations and interest income for 1996, 1997 and 1998. Timeshare sales represented 41.7% of Eastern Resorts' revenue for 1996, 44.6% for 1997 and 49.5% for 1998. Resort operations represented 44.4% of Eastern Resorts' revenue for 1996, 42.0% for 1997 and 40.1% for 1998. Interest income represented 13.9% of Eastern Resorts' revenue for 1996, 13.4% for 1997 and 10.4% for 1998.

240-day Period Ended August 28, 1998 Compared to 240-day Period Ended August 28, 1997

          Total revenues for the 240-day period ended August 28, 1998 increased 35% to $17.6 million, from $13.0 million for the same period in 1997. The increase was primarily due to a $2.8 million increase in timeshare sales, a $1.6 million increase in revenues from resort operations, and a $0.2 million increase in interest income.

          Sales of Timeshare Intervals. Timeshare interval sales increased 47% to $8.7 million for the 240-day period ended August 28, 1998 from $5.9 million for the same period in 1997, primarily as a result of increases in both the number of intervals sold and in the average price per interval at the Company's resorts in and around Newport. The number of timeshare intervals sold through the Newport sales office increased to 643 in the 240-day period ended August 28, 1998 from 595 in the same period in 1997. As a result of the opening of the Bentley Brook sales office on April 1, 1998, the Company sold 234 timeshare intervals in the 240-day period ended August 28, 1998. At the Company's resorts in Newport, the average price per interval increased 7.1% to $10,341 from $9,654 and the rescission rate (the number of sales rescinded during the statutory rescission period divided by the total number of sales) decreased to 17.1% from 18.8%. At Bentley Brook, the Company's average price per interval sold was $7,550 and the rescission rate was 24.5%.

          Resort Operations. Revenues from resort operations increased 30% to $7.1 million in the 240-day period ended August 28, 1998, from $5.4 million in the same period of 1997. The increase was primarily due to operating 12 additional units at the Bentley Brook Mountain Club and 71 additional units at Long Wharf Resort.

          Interest Income. Interest income increased 10% to $1.8 million in the 240-day period ended August 28, 1998, from $1.7 million in the same period of 1997. This increase resulted from a $2.9 million increase in net Consumer Loans, due to the increase in timeshare interval sales.

          Cost of Sales. Cost of sales, as a percentage of gross timeshare interval sales, increased to 24% in the 240-day period ended August 28, 1998, from 23% in the same period of 1997. The increase resulted from the Company's construction of the Bentley Brook Mountain Club with high quality accommodations and improved amenities.

          Sales and Marketing. Sales and marketing costs, as a percentage of gross timeshare interval sales, increased to 43% in the 240-day period ended August 28, 1998 from 42% in the same period of 1997. The increase was due primarily to the costs associated with opening a new sales office at the Bentley Brook Mountain Club.

          Bad Debt Expense. Eastern Resorts made a provision for doubtful accounts equal to 5.3% of its timeshare interval sales for the 240-day period ended August 28, 1998 as compared to 6.0% of timeshare interval sales in the same period in 1997. The decrease reflects a continued improvement in the collection process for notes receivable.

          General and Administrative. General and administrative expenses for Eastern Resorts increased to $1.3 million, or 7.4% of total revenues, for the 240-day period ended August 28, 1998, from $1.2 million, or 9.3% of total revenues, for the same period in 1997. This decrease is attributable to efficiencies realized from the Company's higher sales volume.

          Interest expense. Interest expense rose to 72% of interest income in the 240-day period ended August 28, 1998, from 57% in the same period in 1997 primarily due to borrowing to fund the completion of the 71-unit Long Wharf Resort, Phase II, and the purchase of the 12-unit Bentley Brook Mountain Club.


1997 Compared to 1996

          Total revenues increased 15% to $19.4 million in 1997 from $16.9 million in 1996, primarily due to a $1.6 million increase in timeshare interval sales, a $0.6 million increase in revenues from resort operations, and a $0.3 million increase in interest income.

          Sales of Timeshare Intervals. The number of timeshare intervals sold increased to 859 in 1997 from 839 in 1996, and the average sale price per interval increased 20% to $9,873 from $8,211. The increase was partly a result of the first full year of sales in the Company's new Long Wharf Resort in Newport, Rhode Island. In addition, the Company's rescission rate decreased to 18.4% in 1997 from 22.3% in 1996.

          Resort Operations. Revenues from resort operations increased 8% to $8.1 million in 1997 from $7.5 million in 1996. This increase was due primarily to the increased revenue generated from the opening of 11 units in Long Wharf Resort, Phase I, in July 1996.

          Interest Income. Interest income increased 11% to $2.6 million in 1997 from $2.3 million in 1996. This increase resulted from an increase in notes receivable generated through the increased sales of timeshare intervals.

          Cost of Sales. Cost of sales, as a percentage of gross timeshare interval sales, increased to 22% in 1997 from 21% in 1996 due primarily to the cost of completing Long Wharf Resort, Phase I.

          Sales and Marketing. Sales and marketing costs decreased to 45% of timeshare interval sales in 1997 from 50% in 1996, primarily due to a higher average selling price and a higher percent of sales made relative to tours given.

          Bad Debt Expense. The Company made a provision for doubtful accounts which decreased to 4.1% of timeshare interval sales in 1997 from 7.5% of timeshare interval sales in 1996 due to the lower percentage of defaults which the Company achieved through enhanced collections efforts.

          General and Administrative. General and administrative expenses decreased to 9.2% of total revenue in 1997 from 9.6% in 1996, due primarily to increased efficiencies realized from higher sales volume.

          Interest Expense. Interest expense increased to $1.4 million in 1997 from $1.3 million due to higher loan balances partially offset by lower interest rates in 1996. As a percent of interest income, interest expense was 54% in 1996 and 1997.

          Gain on Sale of Development Rights. The gain arose from a one-time transaction in which the Company sold its rights to develop a timeshare project.


Liquidity and Capital Resources

          The Company's business requires continuous access to short- and long-term sources of debt financing. The Company's principal cash requirements arise from its lending activities, the funding of timeshare construction, sales and marketing, debt service payments and operating expenses. The Company's primary sources of liquidity are borrowings under secured lines of credit and cash flow from operations. In the future, the Company expects to raise additional capital through increasing its borrowing from financial institutions and issuing debt, equity or asset-backed securities in the capital markets.

          The amounts of the A&D Line and the Consumer Receivables Line were adjusted, due to the financing of the Eastern Resorts acquisition. Prior to this transaction, the Company had made both an A&D Loan and a Hypothecation Loan to Eastern Resorts, using funds made available to it through the 1997 Credit Facility. At the closing of the Eastern Resorts acquisition, the Company repaid all amounts outstanding under the 1997 Credit Facility which pertained to the loans the Company had made to Eastern Resorts. Simultaneously, CSFBMC made the Long Wharf Resort Loan to the Company in a total amount of approximately $9.7 million. The amount available to the Company to borrow under the 1997 Credit Facility was decreased by a corresponding sum, which included a $6.0 million decrease in the A&D Line, and a $3.6 million decrease in the Consumer Receivables Line. The Company's obligations under the 1997 Credit Facility are secured by the collateral assignment to CSFBMC of the security the Company obtains from its borrowers. Such security consists of mortgages on the resort properties financed by the Company as well as pledges of consumer receivables. The 1997 Credit Facility contains covenants which specify maintenance of minimum collateralization, default rates with respect to pledged receivables, as well as tangible and overall net worth requirements.

          On August 25, 1998, the Company also borrowed approximately $12.1 million under the Bridge Loan in order to finance the cash portion of the purchase price for Eastern Resorts. As of September 30, 1998, the unpaid balance of the Bridge Loan was approximately $8.7 million and was approximately $3.5 million as of December 15, 1998. The Bridge Loan and the Long Wharf Resort Loan originally due on December 11, 1998 were amended to mature on June 11, 1999. In connection with the extension, the Company gave up its option to extend the draw-down period for an additional year under the 1997 Credit Facility. The Company also agreed to repay at least $500,000 monthly of the aggregate outstanding loan balances under the Bridge Loan and the Long Wharf Facility.

          In September 1996, the Trustee submitted a motion pursuant to Federal Rule of Bankruptcy Procedure 9019 for approval of the compromise and settlement of the claims of certain lenders (the "Banks") against the Estate arising out of certain lease-financing agreements pursuant to which the Banks made loans to the Estate. The settlements, which were approved by the Bankruptcy Court, required the Banks to make several new term loans to Resort Funding at favorable 0.5% to 4.0% interest rates (the "Settlement Loans"). The Settlement Loans have a weighted average interest rate of 2.1% as of September 30, 1998. As of September 30, 1998, Resort Funding's total outstanding balance on the Settlement Loans was approximately $22.8 million and the weighted average remaining maturity was 52 months. The Settlement Loans are non-callable and are collateralized in part by notes receivable of the Company. Resort Funding is obligated to pay the Estate an annual arrangement fee of 3% of the unpaid principal balance of the Settlement Loans. Approximately $20 million of the proceeds of the Settlement Loans was loaned to the Trustee to purchase the Banks' original loans to the Estate. Resort Funding's loan to the Trustee bears interest at 10% per annum and is nonrecourse to the Estate. The Trustee pledged certain lease payment collateral to Resort Funding to secure the loan. As of September 30, 1998, the Trustee had repaid all but $1.2 million on the note.

          In December 1996, Resort Funding received approval of a bond exchange agreement with its public bondholders. The outstanding bond principal balance and accrued and unpaid interest of approximately $3.4 million were exchanged for unsecured promissory notes which bear interest at 8% per annum payable monthly. In accordance with the terms of the unsecured notes, the Company repaid noteholders representing approximately $1.6 million of the total outstanding principal amount in accordance with the terms of the notes. The remaining noteholders extended the maturity of their notes for periods ranging from three months to 24 months.

          In February 1996, the Company issued 10,000 shares of the Series 2 Class A Redeemable Preferred Stock, and 3,000 shares of the Series 2 Cumulative Convertible Preferred Stock to BFG in exchange for all of the stock of Resort Funding. As of September 30, 1998, the undeclared and unpaid dividends amounted to $150,000, and the declared and unpaid dividends amounted to $150,000.

          The Series 2 Class A Redeemable Preferred Stock dividends are cumulative and payable quarterly when declared by the Company at the rate of $60.00 per annum per share. At the Company's option, such dividends may be paid in common stock, which has been the Company's practice. No dividends on the Company's Common Stock can be paid until such Series 2 Class A Preferred Stock dividends are paid in full. The holder of Series 2 Class A Redeemable Preferred Stock is entitled to the number of votes which represents 20% of the total number of votes of the Company. The Company may at its option any time after February 16, 2003, redeem the Series 2 Class A Redeemable Preferred Stock in whole or in part at the $10.0 million liquidation value plus accrued and unpaid dividends. The Trustee has obtained approval to convert the Series A Redeemable Preferred stock into Common Stock, or to sell these shares for a price equal to an equivalent number of shares of Common Stock at the net price of this Offering at the time of the Offering.

          In October 1997, the board of directors of the Company approved an amendment to the Company's Articles of Incorporation, which increased the number of authorized shares of Common Stock to 50,000,000 shares. On November 24, 1997, the Trustee received Bankruptcy Court approval for the conversion, effective October 30, 1997, of approximately $25 million owed to BFG through intercompany notes into 4,645,596 shares of Common Stock at a price of $5.375 per share. The October 1997 increase in authorized shares of Common Stock also resulted in the automatic conversion of the 3,000 shares of Series 2 Cumulative Convertible Preferred Stock into 7,500,000 shares of Common Stock.

          The Company is seeking to replace the 1997 Credit Facility and to obtain additional financing to support its current operations and planned growth. Substantially all of its assets are pledged as collateral on existing loans. Risk factors affecting the Company, including credit quality and liquidity, are set forth under "Risk Factors," and in the other sections of the Prospectus referenced therein.


Credit Quality and Allowances for Loan Losses

          The Company generally obtains security on all loans in its portfolio. Purchased Receivables are secured by recourse claims against resort developers, as well as by the obligation of the consumer and a pledge of the interval. Nevertheless, a small percentage of the Company's receivables has historically remained uncollectible.

          The Company maintains an allowance for doubtful receivables, or general reserves, at levels which, in the opinion of management, provide adequately for current and estimated future losses on existing receivables. Management evaluates the adequacy of the allowance on a quarterly basis by examining past loss experience, current delinquencies, known and inherent risks in the portfolio, adverse conditions that could affect the borrower's ability to repay, the estimated value of the underlying collateral, and general economic conditions and trends. Management also evaluates the extent to which specific developer reserves and guarantees can be expected to absorb loan losses. Each quarter, a provision for loan losses is recorded in an amount deemed sufficient by management to maintain the allowance at adequate levels. The allowance for doubtful receivables increased to $3.9 million as of September 30, 1998 compared to $3.2 million as of December 31, 1997, as adjusted on a pro forma basis to include $.8 million recorded by Eastern Resorts as an allowance for loan losses as of December 31, 1997. The allowance ratio (the allowance for doubtful receivables divided by the amount of the total portfolio of loans) as of September 30, 1998 increased slightly to 2.5% from 2.1% at December 31, 1997 (as adjusted on a pro forma basis). Receivables are charged against the allowance when management believes that collectibility is unlikely. Because of uncertainties in the estimation process, management's estimate of loan losses inherent in the loan portfolio and related allowance may change unexpectedly and may prove erroneous.

          When the Company purchases consumer receivables from resort developers, it establishes reserves to protect the Company from potential losses associated with such receivables, in addition to obtaining recourse against developers. The Company holds back 10% to 15% of the purchase price of Purchased Receivables as a reserve to cover consumer defaults, in case the developer should be unable to meet its obligation to repurchase any receivable. The Company negotiates the amount of these specific reserves with developers based upon various criteria, two of which are the financial strength of the developer and the credit risk associated with the receivables being purchased. Specific reserves amounted to $17.5 million, or 19.4% of the Company's balance of Purchased Receivables, as of September 30, 1998, compared to $17.3 million, or 19.0% of Purchased Receivables, as of December 31, 1997.

          In the event a consumer defaults on its obligations, the Company may require the developer to repurchase the defaulted consumer receivable at an amount equal to the present value of the unpaid principal and interest on the note, net of the reserve held by the Company. Typically, the developer then has the option to replace the defaulted consumer receivable with another of equal or greater value or remit payment to the Company.

          In the case of Hypothecation Loans, the Company typically advances to the developer, at any given time, only 85% to 90% of the value of the receivables pledged as collateral on the loan. Hypothecation Loans are generally over-collateralized by at least 10% of the loan principal amount. At September 30, 1998, the Company's Hypothecation Loans had total overcollateralization of approximately $3.6 million.

Impact of Year 2000 on Computer Systems

          The software and embedded microchips in certain computer systems identify dates only by the last two digits of a year. For example, 1999 would be coded as "99," 1998 as "98" and so on. The Year 2000 problem arises from the inability of certain software programs and microchips to distinguish between dates in the year 2000 and dates in the year 1900. As a result, a date entered "00" may be read as 1900 instead of 2000. If uncorrected, functions using these systems would not work properly in the year 2000. Problems which may occur as a result of uncorrected software programs or microchips include system failures, miscalculations or errors causing disruptions of operations.

          Beginning in 1997, the Company undertook to assess its Year 2000 readiness by identifying those computer systems used by the Company which may not be Year 2000 compliant. The Company has also begun to assess the Year 2000 readiness of other entities with whom it has a material relationship.

Risks

          Resort Funding. Resort Funding relies more on information systems for servicing its loans than for any other individual function.

          The computer software and hardware platform for Resort Funding's loan servicing program is owned by TPC. The platform is not yet Year 2000 compliant. The Company has been working closely with TPC's programmers and management information systems personnel to monitor TPC's progress in modifying its systems. The Company understands that as of September 30, 1998, TPC's remediation efforts were 25% complete, and that approximately 20% of the platform had been satisfactorily tested. The Company is advised that TPC anticipates completing its remediation program and testing all systems by June 1999. However, there can be no assurance that TPC's software and hardware platform will be Year 2000 compliant by December 31, 1999. There also can be no assurance that TPC will continue to make the servicing platform available to the Company though such platform is available for purchase from the Estate. There is no assurance that the Company will elect to acquire the servicing platform from TPC, or that if it seeks to do so that it will be successful. The Company has previously used unaffiliated third parties on occasion to perform its loan servicing. Consequently, the Company believes it will be able to make arrangements with a third party to perform such services if necessary, but such arrangements are currently not in place. As a contingency, the Company expects to identify potential parties to perform its loan servicing by the end of the first quarter of 1999 in the event that, in the Company's view, TPC's remediation efforts have not progressed sufficiently to ensure timely Year 2000 compliance.

          Resort Funding's own computer systems consist primarily of networked personal computers ("PCs") used for accounting and word processing, which Resort Funding recently acquired in the ordinary course of business. Resort Funding's PCs and the software they use are substantially Year 2000 compliant.

          Eastern Resorts. Eastern Resorts uses a third-party database server as its primary software system for resort reservations, timeshare sales, and homeowners' association receivables. The version of the software used by Eastern Resorts is not Year 2000 compliant. However, an updated version of the system is currently available at no cost. The updated version is Year 2000 compliant. Eastern Resorts expects to have the upgraded version installed and tested by the end of March 1999. The minimum system requirements for the upgraded software are such that Eastern Resorts also anticipates replacing much of its existing hardware and software in the ordinary course of business, which is not expected to involve a material cost. Any such replacements will be Year 2000 compliant.

          The computer systems used by Eastern Resorts for word processing are not Year 2000 compliant. Eastern Resorts expects to have all systems corrected, tested and functional, or otherwise replaced in the ordinary course of business, by September 1999. The Company does not anticipate that the cost of any corrections or replacements will be material. However, there can be no assurance that the actual cost to make such corrections or acquire replacements will not exceed the Company's expectations, which may have an adverse effect on the Company's financial performance.

          Third Parties. The Company's Year 2000 compliance program also includes assessing the readiness of the Company's lenders, borrowers, major vendors, suppliers and any other third parties with whom the Company has significant dealings, who may be impacted by the Year 2000 problem. The extent to which such parties have not modified their systems to address the Year 2000 issues may have a significant, adverse impact on the operations or financial performance of the Company. The Company has initiated contact with such third parties in order to determine whether their systems are Year 2000 compliant and, if not, what steps they have taken to address the problem. The Company has not yet received sufficient confirmation from all of these parties in order to assess the likelihood that all such parties will achieve Year 2000 compliance. If the Company determines that a response to an inquiry is either insufficient or otherwise indicated that the third-party will not achieve Year 2000 compliance, the Company may follow up with personal contact with the third-party and, if necessary, an on-site audit or testing of such party's systems. The Company anticipates finalizing it assessment of third parties' Year 2000 readiness by the first quarter of 1999. At that time, the Company will determine whether to implement contingency plans to replace or supplement the services currently provided by third parties. There can be no assurance that such third parties, including borrowers, will be able to timely correct their Year 2000 problems, and the failure to do so could have a material adverse effect on the Company's results of operations, financial condition and liquidity.

Cost

          Since Resort Funding utilizes the computer software and hardware platform of a third party, the cost to the Company for addressing and correcting Year 2000 issues has not been material. As of October 31, 1998, the Company estimates that it has spent $25,000 on Year 2000 remediation. Management does not anticipate that the Company will incur any significant additional expense in correcting its systems. However, there can be no assurance that the Company's expenditures will not exceed its estimates. In the event that the Company is forced to identify and contract with parties to replace existing suppliers and vendors, such as TPC, the cost of such replacement may have a material adverse effect on the Company's financial condition and results. Further, if the Company is unable to perform on its contractual obligations to its lenders and borrowers as a result of its own or an important third-party's failure to achieve Year 2000 compliance, the potential cost and liability for such failure may have a material adverse effect on the Company's results of operations, financial condition and liquidity.

Inflation

          Inflation has not had a material impact on the Company's revenues, operating income and net income during any of the Company's three most recent years. However, to the extent inflationary pressures affect short-term interest rates, a significant portion of the Company's debt service costs may be affected, as may be the interest rates the Company charges to its customers (both customers and developers).

                             THE TIMESHARE INDUSTRY

Worldwide Market

          The timeshare industry originated in France during the late 1960s, and has achieved significant growth in Europe and other non-American markets. With close to 5,000 resorts worldwide and global sales estimated at nearly $6.2 billion, timeshare development is now the fastest growing segment of the global travel and tourism industry. Timeshare resorts are located in 81 countries and an estimated 4.5 million timeshare interval owners reside in 174 different countries. The popularity of timeshares around the world has been fostered by vacation exchange programs, through which owners can swap intervals at their resort for those at another destination.


                    WORLDWIDE TIMESHARE INTERVAL SALES VOLUME

                                [GRAPHIC OMITTED]

This bar graph shows the total dollar amount of timeshare interval sales worldwide for each year from 1980 through 1997. The total for each year is as follows:

1980 = $490 million; 1981 = $965 million; 1982 = 1,165 million; 1983 = 1,340 million; 1984 = 1,735 million; 1985 = 1,580 million; 1986 = 1,610 million;
1987 = 1,940 million; 1988 = 2,390 million; 1989 = 2,970 million; 1990 =
3,240 million; 1991 = 3,740 million; 1992 = 4,250 million; 1993 = 4,505 million; 1994 = 4,760 million; 1995 = 5,200 million; 1996 = 5,700 million;
and 1997 = 6,200 million.

U.S. Market

          In 1997, approximately 260,000 timeshare intervals were sold in the United States at an average price of $10,500, resulting in a total sales volume of $2.7 billion. This compares to a 1996 sales volume of $2.2 billion generated through the sale of 218,000 intervals at an average price of $10,000. There are now over 1,204 domestic timeshare resorts with 64,300 units in the aggregate.


                      U.S. TIMESHARE INTERVAL SALES VOLUME

                                [GRAPHIC OMITTED]

This bar graph shows the total dollar amount of timeshare interval sales in the United States for each year from 1992 through 1997. The total for each year is as follows:

1992 = 1,300 million; 1993 = 1,470 million; 1994 = 1,700 million; 1995 =
1,970 million; 1996 = 2,180 million; and 1997 = 2,720 million.

Industry Growth Drivers

The following factors have played substantial roles in accelerating the growth and development of the timeshare industry in the United States.

  o Favorable demographic trends. Population of 45- to 55-year olds will grow by approximately 33% over the next ten years. This age group will account for approximately 40% of all households over the next decade.

  o        Untapped market.  Overall timeshare penetration is only 4.8% of U.S.
           households with annual income above $50,000.

  o Improving range of products. Companies have developed a number of variations on the standard timeshare interval in recent years, including points programs and other "club" arrangements, floating weeks, biennial weeks and sampler weeks (one-time vacation packages), all geared to offer the consumer greater flexibility of use and more flexible price points.

  o Branding. The entrance of well-known companies such as Marriott and Disney has been a catalyst in improving the popular acceptance of timesharing.

  o Improved exchange options. Exchange networks have become more user-friendly and create "liquidity." Owners can exchange the use periods associated with their ownership weeks for use periods associated with other weeks at other timeshare resorts around the world affiliated with external exchange programs. External exchange programs are coordinated by two major exchange networks: RCI, which has a membership base of over 2 million, and Interval International, which has a membership base of over 900,000.

  o Consolidation. The timeshare industry remains fragmented, with over 200 U.S. developers and no single firm controlling more than 10% of the market.

  o Regulation. ARDA has developed a "Code of Standards & Ethics" delineating acceptable standards of conduct for members and elucidating general requirements, solicitation protocols, sales procedures, and stipulations for administrative enforcement of this Code.

                                    BUSINESS

Overview

         Equivest finances timeshare projects throughout the United States and in selected foreign markets, and is a leading developer and operator of timeshare resorts which are located in New England. Since 1991, the Company has provided financing for the acquisition and development of timeshare resorts, as well as for consumer receivables resulting from the sale of timeshare intervals. As of September 30, 1998, the Company's loan portfolio had an outstanding balance of approximately $156.6 million. In August 1998, the Company acquired Eastern Resorts, which operates six timeshare resorts in and around Newport, Rhode Island and one resort in the Berkshire mountains of western Massachusetts.

         The Company is focused on increasing shareholder value by growing its existing timeshare finance business and further diversifying its timeshare resort development business.

         The Company believes that combining its nationwide timeshare finance operations with Eastern Resorts, a major regional timeshare resort developer, provides the Company with significant growth capabilities. The financing business should continue to lead to attractive resort acquisition opportunities, as it did with Eastern Resorts, which was a customer of the Company prior to its acquisition. Likewise, acquisitions of successful developers will contribute significantly to the growth of the Company's loan portfolio.

         The Company believes it has positioned itself well to take advantage of the favorable growth trends in the U.S. timeshare market, as well as the broader leisure market. In 1997, the U.S. timeshare industry recorded total timeshare interval sales of approximately $2.7 billion, which represents a growth of nearly 25% over 1996 and a compound annual growth rate of approximately 16% over the past six years. Overall, worldwide timeshare interval sales grew at a compound annual growth rate of approximately 16% since 1980.


Growth Strategy

         The Company's goal is to increase shareholder value through growth and diversification in the timeshare industry, and potentially in the broader leisure and finance markets. As part of that objective, the Company seeks to become a full-service lender and developer in the timeshare industry. Key elements of the Company's current growth strategy include the following:

     o Increase Consumer Financing portfolio. The Company intends to increase its Consumer Financing business by increasing its originations of Consumer Loans and A&D Loans. The Company generally expects that each $1,000 invested in its own resorts or in A&D Loans to third-party developers will generate $3,000 to $4,000 in Consumer Financing. The Company believes it can increase its volume of A&D Loans, without lowering the interest rate it charges, by continuing to target high-quality, small to midsize development projects, and by expanding its financing activities to somewhat larger development projects that satisfy the Company's underwriting criteria. To support this growth, the Company intends to expand its capital base through increased borrowings from financial institutions and the issuance of debt, equity or asset-backed securities in the capital markets.

     o Develop and acquire additional resorts. The Company intends to construct or acquire additional resorts in New England and in other locations as opportunities arise. The Company seeks project sites in desirable locations that are within driving distance of areas with favorable demographics. The Company believes that its experience in resort development, knowledge of the timeshare industry, and its market presence will help it to accomplish this strategy.

     o Reduce borrowing costs. By improving its arrangements with its lenders and its internal cash flow, the Company has reduced the weighted average interest rate it pays on its debt from 9.6% to 7.1% between September 30, 1996 and September 30, 1998. As the Company grows, its borrowing arrangements and internal cash flow will continue to improve. This will allow the Company to compete even more effectively for new development projects and against larger lenders.

     o Increase sales and marketing efforts. The Company uses extensive marketing programs to inform potential timeshare interval buyers about its resorts. By adding staff to reinforce its marketing efforts in the markets in which it currently operates, and expanding its efforts into new markets, the Company believes it can sell more timeshare intervals per year than it has in the past. In addition, the Company will continue to expand its internal marketing staff, which concentrates on selling additional timeshare intervals to the Company's existing membership base. Approximately 11% of the Company's existing customers owned multiple timeshare intervals at a Company resort at September 30, 1998.

     o Explore potential opportunities in broader leisure and finance markets. We are continually reviewing potential opportunities to expand into the broader leisure and finance markets, particularly those for which its existing businesses provide relevant experience and expertise. There is no assurance that such opportunities will be identified or, if the Company finds them, that they will be successfully undertaken.


Competitive Strengths

          The Company believes that the following qualities provide it with certain competitive strengths and operating efficiencies.

     o Exceptional customer service to developers. The Company provides exceptional customer service to existing and potential borrowers, including:

          o    quick credit decisions;

          o    flexible transaction structuring;

          o    comprehensive loan servicing; and

          o    direct access to senior management.

     o Proven underwriting criteria. The Company believes it can maintain low loan loss ratios as its loan portfolio grows by continuing to fund projects in attractive locations with favorable economic and demographic characteristics, as well as by broadening its analytical capabilities. The Company's ability to assess new development projects has been enhanced by its acquisition of Eastern Resorts.

     o Low marketing costs. The Company has been able to stabilize marketing costs through various means. By developing resorts in desirable tourist destinations, typically within driving distance of its customers, the Company can invite potential buyers to tour its resorts without relying on costly gift programs, such as subsidized airline tickets and lodging. Also, the Company expects its marketing costs, as a percentage of timeshare interval sales, to benefit as a result of the expansion of its internal marketing efforts.

     o In-house capabilities. The Company has developed significant in-house operational capabilities. This enables the Company to maintain greater control over all phases of its financing and development operations, and to improve its customer service while reducing overall costs. For example, the Company utilizes internal personnel to supervise advances on and servicing of both

          A&D Loans and its Consumer Financing portfolio. In addition, the Company has in-house marketing, sales, legal, accounting, financing, development, and property management capabilities.

     o Experienced management team. The Company has experienced management and personnel in both its financing and development businesses. The Company's Chairman, Chief Executive Officer and President, Richard C. Breeden, has overseen the restructuring of Equivest since 1996 and was responsible for our combination with Eastern Resorts. In addition, he is a former senior economic advisor to President Bush, former Chairman of the United States Securities and Exchange Commission and former chairman of the worldwide financial services practice of Coopers & Lybrand LLP. Thomas J. Hamel, who leads the Company's resort financing business, has 12 years of experience in financing timeshare resort developers and is well-known in the timeshare sector nationally. R. Perry Harris, who leads the Company's timeshare development efforts, has been in the timeshare industry since 1981 and has earned recognition in the course of developing and marketing seven resorts in New England. Moreover, the top five executives of Eastern Resorts have an average of over 14 years experience in the timeshare industry and have been with Eastern Resorts for an average of 12 years.


Finance Operations

Overview

          Historically, the Company has concentrated on funding small to midsize timeshare projects (involving loans ranging from $1 million to $10 million). Since 1991, the Company has provided approximately $350 million in financing for approximately 70 projects in the United States and the Caribbean, one project in Canada and two in Ireland. The Company intends to use its extensive experience in the timeshare industry to expand into the financing of larger development projects.

          The Company's focus on the timeshare industry, broad market presence and extensive experience have provided it with many advantages as compared to less specialized financing providers, including:

     o Solid, long-standing relationships with many timeshare industry developers;

     o    A comprehensive understanding of timeshare development and financing;
          and

     o A knowledgeable and creative management team with the ability to respond quickly to proposals from developers, as well as an effective and experienced loan servicing staff.

          As of September 30, 1998, the Company's total loan portfolio had an outstanding balance of $156.6 million, which included $37.3 million (24%) of A&D Loans, $116.3 million (74%) of Consumer Financing, and $3.0 million (2%) of other loans.

                           Loan Portfolio Composition
                             (Dollars in thousands)



                                                                                                               As of
                                                                       As of December 31,                  September 30,
                                                               1995          1996         1997                1998(1)
                                                               ----          ----         ----                -------

  A&D Loans...........................................      $ 32,838       $ 31,475    $ 39,390              $  37,258
  Purchased Receivables...............................        51,820         66,201      91,102                 90,163
  Hypothecation Loans.................................            --          1,570       5,275                  9,050
  Consumer Loans......................................            --             --          --                 17,127
  Other Loans.........................................         6,605          3,447         763                  3,045
                                                          -----------    ----------  -----------            ----------
  Total Loans Outstanding.............................      $ 91,263       $102,693    $136,530               $156,643

--------------
(1) Does not include loans between Resort Funding and Eastern Resorts eliminated in consolidation.


          The following table sets forth certain key characteristics of the Company's loan portfolio as of September 30, 1998.


                      Characteristics of the Loan Portfolio
                           as of September 30, 1998(1)
                             (Dollars in thousands)

                                             Total          Weighted      Weighted
                                           Principal        Average        Average      Number of       Number        Number
                                             Amount        Remaining       Interest     Developers        of            of
                                          Outstanding       Maturity        Rate         Financed      Resorts         Loans
                                          -----------       --------        ----         --------      -------         -----
  A&D Loans....................           $  37,258             4.0           12.0%         14            20             20
  Purchased Receivables........              90,163             5.1           13.3          38            48         17,066
  Hypothecation Loans..........               9,050             3.3           10.9           7             9              8(2)
  Consumer Loans...............              17,127             4.9           16.5          --             8          2,976
  Other Loans..................               3,045             1.6           10.2          10            10             10
                                         ----------
  Total Outstanding Loans......            $156,643
                                           ========

--------------------
(1) Does not include loans between Resort Funding and Eastern Resorts eliminated in consolidation.
(2)  Includes 2,380 underlying Consumer Loans.

Note: Weighted average remaining maturity in years.


Loan Product Overview

          The Company makes A&D Loans to timeshare resort developers to acquire land and construct a resort, or to acquire a hotel, club or other previously developed property for conversion into a timeshare resort. In addition to A&D Loans, the Company provides financing both indirectly and directly to the consumers who purchase timeshare intervals. Consumers typically purchase such intervals with a 10% down payment, and the developer makes a Consumer Loan to the consumer for the remaining 90% of the purchase price. Through its timeshare development operations, the Company directly generates Consumer Loans. The Company's financing operations indirectly fund consumer purchases of timeshare intervals by purchasing developers' Consumer Loans or making loans to developers secured by their Consumer Loans. The cost and tax benefits of Hypothecation Loans are generally more advantageous to developers, although Purchased Receivables generally result in greater upfront cash. In the case of Hypothecation Loans and Purchased Receivables, the Company has direct recourse against the developer and the consumers whose obligations underlie these loans.

          A&D Loans. The first loan that developers typically require in the process of developing a timeshare resort is an A&D Loan. A&D Loans are generally collateralized by a first mortgage on the property with full recourse to the developer. In addition, the Company typically obtains personal or corporate guarantees from the developer. The Company does not normally make an A&D Loan without obtaining the exclusive right to provide financing for all of the Consumer Loans resulting from the resort project. The A&D Loan is the earliest stage of developer financing, and a significant expertise is required by the lender in order to evaluate a project properly. The Company has developed an expertise in making A&D Loans since it began offering this product in 1994. The Company has found that it is becoming more important to provide a project's A&D Loan in order to finance the receivables generated by such project. As a developer makes sales of timeshare intervals, a portion of the proceeds from each sale is paid to the Company and applied to the A&D Loan ("release payment").

          Since 1991, the Company has financed approximately $100 million of A&D Loans to over 30 projects. Over the past two years the Company has reduced the cost of funding its A&D Loans, thereby increasing its rate of profitability. As of September 30, 1996, the Company had $31.0 million in outstanding A&D Loans with a weighted average interest rate of 12.9%. The average cost of funding such loans was 10.9%, resulting in a positive spread of 2.0%. By September 30, 1998, the Company had a total A&D Loan portfolio of $37.3 million, which earned a weighted average interest rate of 12.0%. The average cost of funding such loans was 8.3%, resulting in a positive spread of 3.7%.

                               A&D LOAN PORTFOLIO

                                [GRAPHIC OMITTED]

This bar graph shows the dollar amount outstanding of the Company's A&D Loan portfolio as: $32.8 million as of 12/31/95; $31.5 million as of 12/31/96; $39.4 million as of 12/31/97; and $37.3 million as of 09/30/98.

          The following table sets forth information about the Company's A&D Loans by size as of September 30, 1998:


                         A&D Loan Portfolio Distribution
                           as of September 30, 1998(1)
                             (Dollars in thousands)

                                                                                                                        Percentage
                                                                                                  Average                of Total
                                                  Number of                Aggregate             Principal               A&D Loan
                                                  Loans (2)            Principal Amount           Amount                Portfolio
                                                  ---------            ----------------           ------                ---------
Less than $1 million.........                         8                $    4,665                $   583                  12.5%
$1-$2 million................                         5                     8,473                  1,695                  22.7
$2-$3 million................                         4                     9,040                  2,260                  24.3
$3-$4 million................                         1                     3,435                  3,435                   9.2
$5 million or more...........                         2                    11,645                  5,823                  31.3
                                              ---------                ----------                -------                ------
Total A&D Loans..............                        20                   $37,258                 $1,863                 100.0%
                                              ==========               ==========                 ======                 =====


------------------
(1) Does not include loans between Resort Funding and Eastern Resorts eliminated in consolidation. (2) In general, the Company makes one A&D Loan for each resort being financed.

          Consumer Financing. The Company considers its Consumer Financing portfolio, which consists of its Consumer Loans, together with Hypothecation Loans and Purchased Receivables, the most significant aspect of its financing business. After being adjusted for defaults, the yield on the Company's Consumer Financing portfolio is significantly higher than that on its A&D Loan portfolio.

          At September 30, 1998, the Company's Consumer Financing portfolio totaled to $116.3 million with a weighted average interest rate of 13.6%. The portfolio included $90.2 million (77%) of Purchased Receivables, $9.0 million (8%) of Hypothecation Loans and $17.1 million (15%) of Consumer Loans.

                          CONSUMER FINANCING PORTFOLIO

                                [GRAPHIC OMITTED]

This bar graph shows the dollar amount outstanding of the Company's Consumer Financing portfolio as: $51.8 million as of 12/31/95; $67.8 million as of 12/31/96; $96.4 million as of 12/31/97; and $116.3 million as of 09/30/98
(which includes $17.1 million of Consumer Loans held by Eastern Resorts).

          Purchased Receivables. When the Company purchases a developer's Consumer Loans, the consumers' obligations are assigned to the Company and the consumers become obligated directly to the Company. The Company then has recourse directly against the consumers and has the timeshare interval itself as security if the consumers fail to pay. The Company also has the right to require the developer to repurchase a particular Consumer Loan if the consumer's payment is 90 days past due. To date the Company has not needed to take action against consumers directly. As of September 30, 1998, the Company's Purchased Receivables portfolio had a weighted average interest rate of 13.3%.

          Timeshare loans by developers to consumers typically have a seven-year maturity and are payable monthly. In a Purchased Receivables transaction, the Company negotiates an interest rate, which includes servicing fees, with the developer, and then calculates the present value of the monthly payments that the developer is receiving from the consumer at that interest rate. The Company then advances to the developer an amount that is typically between 85% and 90% of this present value (the remainder of the value being called the holdback). As the principal balance of a Purchased Receivable decreases, the holdback increases as a percentage of the principal balance outstanding. The holdback is not paid to the developer until the developer's obligation to the Company is paid in full. An example of this process is as follows:

          o A consumer enters into an agreement with a developer to finance $10,000 at 18% over seven years, which results in 84 monthly payments of approximately $210;

          o The Company agrees to purchase the loan from the developer at a 13% interest rate;

          o The present value of the monthly payments of $210 at 13% is approximately $11,500, of which the Company advances 85%, or approximately $9,800 to the developer, and does not advance the remaining 15% holdback, or approximately $1,700;

          o        The Company receives and retains 84 payments of $210; and

          o The 15% holdback is paid to the developer at maturity in month 84, or when the Consumer Loan is paid in full.

          Hypothecation Loans. As an alternative to purchasing Consumer Loans from the developer, the Company may furnish the developer with a loan, collateralized by a pool of the developer's Consumer Loans with respect to a particular resort. The Company negotiates an interest rate which excludes servicing and commitment fees. The developer assigns Consumer Loans with respect to a particular resort to the Company as collateral and, by virtue of such assignment, the Company has the right to service these Consumer Loans in its own name. Thus, the Company collects payments from consumers on their obligations, and these payments are applied towards the developer's obligations under the Hypothecation Loan. The developer typically may borrow an amount up to 85% to 90% of the value of the pool of Consumer Loans pledged as collateral. If a Consumer Loan becomes 60 days past due, it becomes ineligible as collateral. In this case, the developer may be required either to replace that Consumer Loan with a Consumer Loan on which payments are current, or refund to the Company the amount owed on that particular Consumer Loan or do nothing if the Hypothecation Loan has sufficient overcollateralization. The Company has full recourse against the developer with respect to a Hypothecation Loan, and has the timeshare interval as security. To date the Company has not needed to take action against consumers directly. As of September 30, 1998, the Company's Hypothecation Loan portfolio had a weighted average interest rate of 10.9%. An example of a Hypothecation Loan is as follows:

          o A consumer enters into an agreement with a developer to finance $10,000 at 18% over seven years, which results in 84 monthly payments of approximately $210;

          o The Company agrees to lend the developer 85%, or $8,500, for each Consumer Loan assigned as collateral to the Company while retaining the entire $10,000 value of each Consumer Loan as collateral; and

          o When the Company has collected the $8,500 advanced, together with accrued interest and fees, it passes through the remaining payments to the developer.

          Consumer Loans. Once an individual decides to purchase a timeshare interval, a minimum deposit of 10% of the purchase price is generally required, while the balance is typically financed through the developer. The loan to the consumer is secured by a first mortgage on the timeshare interval. The developer bears the risk of defaults on these promissory notes. On its own timeshare interval sales, the Company requires a minimum 10% down payment with the remainder typically financed over seven years, at a 16.5% interest rate. The Company has historically provided financing for approximately 75% of its customers, while the other 25% pay the full purchase price at the time of purchase.

          Consumer Financing is the most important aspect of the Company's financing business. With respect to Hypothecation Loans and Purchased Receivables, the Company has recourse against the developer. In addition, on all of its Consumer Loans, the Company has recourse against each of the consumers, and has the right to foreclose on each of the timeshare intervals associated with each Consumer Loan, which interval can be re-sold by the Company. In addition the Company can and typically does chargeback the defaulted loan to the developer, who must replace it with cash or a new performing contract. The Company has full recourse to the developer to enforce these commitments. In the case of an A&D Loan, the Company has recourse against the developer and the project and it can foreclose on a potentially uncompleted resort, which may be more difficult to realize a recovery on. For these reasons the Company believes its Consumer Financing portfolio offers better risk-adjusted returns than its A&D Loan portfolio.

Underwriting Criteria and Funding Approval Process

          In reviewing potential loans to developers, the Company typically evaluates the following:

          o Developer experience. The Company reviews the developer's general business experience as well as its performance with other resort projects.

          o Financial condition. The Company examines the developer's financial condition in order to assess its ability to meet its commitments.

          o Resort location. The Company believes that location can mean the success or failure of a resort, and therefore considers such factors as demographic characteristics, area attractions and the success or failure of other timeshare resorts in the market.

          o Sales and marketing. The Company evaluates the competitive environment in order to determine the feasibility of the financial projections of the project, including the cost and availability of tour flow.

          o Resort property. The Company believes that the quality and amenities of the resort and the condition of the property are critical to the success of the developer's sales efforts.

          In addition to the criteria discussed above, the Company also conducts a site visit of the property. The Company's decision to provide funding to a developer is typically conditioned upon the satisfactory completion of due diligence.

Loan Servicing, Collections and Delinquencies

          Servicing Consumer Loans, including collection activities, is an important part of the Company's finance business. The Company services nearly all of the Consumer Loans in its Consumer Financing portfolio. Servicing Consumer Loans provides the Company with direct access to consumers and prompt feedback from those consumers regarding resort conditions and developer performance. Also, in the event of a consumer default, it provides the Company the ability to exercise expeditiously its remedies against the developer.

                           Overcollateralization Chart
                             (Dollars in thousands)


                                                                                                                    As of
                                                                                                              September 30, 1998
                                                                                                            without        with
                                                                  As of December 31,                        Eastern        Eastern
                                                          1995             1996             1997            Resorts        Resorts
                                                          ----             ----             ----            -------        -------


A&D Loans past due .............................           --           $  5,315         $  9,485         $  3,435         $  3,435
Consumer Financing past due ....................        $ 1,524            3,286            1,458              983            1,683
                                                        -------         --------         --------         --------         --------
    Total past due loans .......................        $ 1,524         $  8,601         $ 10,943         $  4,418         $  5,118

Total loans ....................................        $91,263         $102,693         $136,530         $139,516         $156,643

Total past due loans as % of                                1.7%             8.4%             8.0%             3.2%             3.3%
    total loans ................................

General reserves ...............................        $ 1,800         $  1,979         $  2,442         $  3,017         $  3,881
Specific reserves ..............................          9,126           12,386           17,320           17,476           17,476
Overcollateralization ..........................           --                199            1,006            3,606            3,606
                                                        -------         --------         --------         --------         --------
    Total reserves and
      overcollateralization(1) .................        $10,926         $ 14,564         $ 20,768         $ 24,099         $ 24,963
Total reserves and
    overcollateralization as %
    of total loans .............................           12.0%            14.2%            15.2%            17.3%            15.9%

Chargebacks ....................................          3,389            6,066            6,376            4,339             N/A

Chargebacks as % of
    Consumer Financing(2) ......................            6.5%             9.0%             6.6%             4.3%            N/A

------------------------
(1) Specific reserves and the overcollateralized contracts relate to specific developers, and any application of these reserves or overcollateralized contracts to defaulted loans would be done on a developer by developer basis.
(2) Chargeback percentage is based on Consumer Financing, because only these loans can be charged back.

                    90 Day Past Due Loans for Resort Funding
                             (Dollars in thousands)

                                                                                                              As of
                                                                   As of December 31,                    September 30,
                                                        1995              1996           1997                1998(1)
                                                        ----              ----           ----                -------

  Total loan portfolio balance..................       $91,263         $102,693        $136,530            $139,516
  Principal amount of past due loans:
  A&D Loans.....................................            --            5,315          $9,485              $3,435
  Purchased Receivables.........................         1,524            3,286           1,458                 983
  Hypothecation Loans...........................            --               --              --                  --
  Other Loans...................................            --               --              --                  --
                                                      --------         --------       ---------             -------
  Total principal amount of past due loans......        $1,524           $8,601         $10,943              $4,418
  Past due loans as a percentage of total
    principal amount of loans outstanding.......          1.7%             8.4%            8.0%                3.2%

------------------------
(1) Does not include Eastern Resorts' delinquency portfolio.

                    60 Day Past Due Loans for Eastern Resorts
                             (Dollars in thousands)


                                                                                                          As of
                                                               As of December 31,                  September 30, 1998
                                                               1996           1997                        1998
                                                               ----           ----                        ----
Principal amount of past due loans................             $414           $485                        $112
Past due loans as a percentage of
total principal amount of loans outstanding.......              3.2%           3.3%                       0.7%

                        Changes in Allowance for Doubtful
                           Accounts of Resort Funding
                             (Dollars in thousands)


                                                                                                              Nine Months Ended
                                                         Year Ended December 31,                                September 30,
                                                  1995(3)        1996(3)             1997                          1998(1)
                                                  -------        -------             ----                          -------
                                                                               ($ in thousands)
Allowance for doubtful accounts,
  beginning of year.....................         $1,006          $1,800               $1,979                         $2,442
Provision for loan losses...............            794             179                  925                            585
Charges to allowance for doubtful
  accounts..............................             --              --                 (601)                           (10)
Charges applied against specific
  developer holdbacks(2)................             --              --                  139                             --
                                               --------        --------             --------                       --------
Allowance for doubtful accounts,                 $1,800          $1,979               $2,442                         $3,017
  end of year...........................       ========        ========             ========                       ========

----------------
(1) Does not include Eastern Resorts' allowance for doubtful accounts, which had a balance of $864,000 as of September 30, 1998.
(2) In accordance with the terms of certain agreements with developers, the Company charges certain bad debts directly against developer holdbacks, rather than against the general allowance for doubtful accounts.
(3) Does not include the Company's allowance for doubtful accounts which had a beginning balance in 1995 of $290,000, provision of loan losses of $602,000 and $0 for 1995 and 1996, respectively, and loan losses of $842,000 and $50,000 for 1995 and 1996, respectively. These amounts pertain to the insurance premium finance business discontinued in 1995.


                        Changes in Allowance for Doubtful
                           Accounts of Eastern Resorts
                             (Dollars in thousands)


                                                                                                 Nine Months Ended
                                                         As of December 31,                        September 30,
                                                       1996               1997                          1998
                                                       ----               ----                          ----

Allowance for doubtful accounts,                   $604,454            $651,126                    $731,906
  beginning of year...................
Provision for loan losses.............              532,701             353,204                     531,000
Charges to allowance for doubtful
  accounts............................             (486,029)           (272,424)                   (398,047)
Allowance for doubtful accounts,                   $651,126            $731,906                    $864,859
  end of year.........................             ========            ========                    ========

Client Base

          Historically, the Company has targeted developers of small to midsize resort projects. Since such projects require modest initial financing, the Company believes that no individual loan is critical to the Company's success. As of September 30, 1998, only one developer accounted for more than 10% of the Company's outstanding loan portfolio (ILX, which accounted for 16%). As of September 30, 1998, Resort Funding had advanced to Eastern Resorts $9.3 million in Hypothecation Loans and $9.7 million in A&D Loans.


Resort Development Operations

Overview

          The Company entered the resort development business in August 1998, when, as part of its strategy for diversification and growth, it acquired Eastern Resorts. Eastern Resorts, either on its own or through its predecessor, has been in the resort development business since 1981. It operates six resorts in and around Newport, Rhode Island and one resort in the Berkshire mountains of western Massachusetts. As of September 30, 1998, Eastern Resorts operated resorts containing 325 units, representing 16,838 timeshare intervals, of which 4,363 remained unsold. The Company currently has under development 174 additional units, representing 9,048 intervals. In the first nine months of 1998, the Company sold approximately 1,000 timeshare intervals at an average price of $9,619.

          The Company's resort operations include:

          o    Marketing and selling timeshare intervals in its resorts;

          o Providing financing to consumers who purchase the Company's timeshare intervals;

          o    Managing its resorts on behalf of homeowner associations;

          o    Owning and managing two restaurants at its resorts;

          o    Renting unoccupied timeshare units on an overnight basis; and

          o Acquiring property and constructing or converting timeshare resorts.

          Newport is one of the principal destination resorts in the northeastern United States. Newport is noteworthy for its jazz and folk music festivals, sailing, the historic summer mansions of leading American families and many other attractions. The Bentley Brook Mountain Club is a major new project at the Jiminy Peak ski resort in the Berkshire mountains of Massachusetts. The Bentley Brook Mountain Club, which has direct access to ski slopes and is a short drive from the summer music festival at Tanglewood, offers a broad range of year-round outdoor activities. According to local visitors bureaus, Newport hosts approximately 3.75 million visitors, and Berkshire County hosts approximately 2.25 million visitors each year.

          The Company's affiliation with RCI allows the Company's customers to exchange their timeshare interval for one in over 3,200 other resorts around the world at any time of the year. According to ARDA, the ability to exchange timeshare intervals through a worldwide network such as RCI is an important factor a customer considers when deciding to purchase a timeshare interval. Each year, a substantial percentage of the Company's owners takes advantage of the exchange opportunity.

          All of the Company's resorts are designed to furnish customers with a high-quality vacation experience and offer many leisure amenities. The Company's resorts are situated in desirable locations that are accessible by car from Boston and the greater New York City area and other parts of the Northeast region. The Company estimates that more than 11 million households are within driving distance (200 miles) of its properties. The percentage of these households having an annual income in excess of $50,000 exceeds the national average.

Resort Summary

          The following table sets forth certain information regarding each of the Company's resorts at September 30, 1998.

                  Overview of Resorts as of September 30, 1998


                                                      Completion                     Total     Intervals       Intervals
                                                         Date         Total Units   Intervals    Sold           for Sale
                                                         ----         -----------   ---------    ----           --------

Resorts in Operation
Inn on the Harbor.............................            1983            58         3,016        2,921            95
Newport Overlook..............................            1985            19           988          938            50
Inn on Long Wharf.............................            1985            40         2,080        1,997            83
Bay Voyage Inn................................            1988            32         1,664        1,486           178
Newport Onshore...............................            1985            62         3,162        3,081            81
Long Wharf Resort, Phase I(1).................            1996            11           572          508            64
Long Wharf Resort, Phase II(1)................            1998            71         3,692          999         2,693
Bentley Brook, Phase I(1).....................            1997            12           624          370           254
Bentley Brook, Phase II(2)(1).................            1998            20         1,040          175           865
                                                                     -------       -------       ------        ------
Total in Operation                                                       325        16,838       12,475         4,363
                                                                     =======       =======       ======        ======

Resorts under Development(6)
Bentley Brook, Phase III(3)...................            1999            46         2,392           --            --
Bentley Brook, Phase IV(3)(4).................            2000            72         3,744           --            --
Long Wharf Resort, Phase III(4)(5)............            1999            16           832           --            --
Long Wharf Resort, Phase IV(5)................            2000            40         2,080           --            --
                                                                     -------       -------
Total under Development                                                  174         9,048
                                                                     =======       =======

----------------
(1)  Designated a "Gold Crown Resort" by RCI.
(2)  Certificate of occupancy issued on December 4, 1998.
(3) Capable of being constructed without additional permits other than customary building permits.
(4)  Currently under contract for purchase.
(5)  Subject to permit approvals.
(6)  All completion dates are estimates.

Development Process

          The Company continuously seeks to identify potential development projects with the favorable characteristics necessary for a successful timeshare resort. The Company determines the feasibility of a particular site for a potential resort development or conversion through:

          o Site Evaluation. The Company looks for sites that are generally within 200 miles of an area with favorable demographic characteristics. Further, the Company seeks sites which it expects to be particularly desirable to potential customers due to either proximity to popular tourist destinations, such as is the case with Newport, or their scenic or natural value, such as a beachfront resort on a particularly attractive stretch of coastline. The Company does not have any resorts outside New England, and it does not currently anticipate seeking to open resorts in highly competitive timeshare resort destinations, such as Orlando and Hawaii.

          o Assessment of Zoning Regulations. The Company explores the zoning and land-use laws applicable to the potential site and the regulatory issues pertaining to licenses and permits for timeshare sales and operations. The Company will contact various governmental entities and submit applications for necessary permits and approvals.

          o Governmental Regulation of Timeshare Industry. The Company evaluates the regulation of the sale and marketing of timeshare intervals in the prospective resort location.

          After the Company has determined that a site meets its criteria for development it will prepare a development plan using the Company's standard lodging unit design. The Company also prepares a budget which estimates the cost of developing the resort, including costs of lodging facilities, a sales office, infrastructure and amenities, as well as projected sales, marketing, and general and administrative costs. To the extent practicable the Company will internally finance all development projects. Contracts for the purchase of the site typically provide for additional site review by the Company, including obtaining a survey of the property and a title commitment. The Company may employ local counsel to provide advice regarding pertinent jurisdictional legal issues. If the Company continues to be satisfied with the site after the completion of the site review, the Company will negotiate for the purchase of the property.

          The Company contracts with an outside architectural firm to design, supervise and assist in the construction of new units. Contracts are generally bonded, fixed price and subject to completion guarantees. The Company generally seeks initial completion of the development of a new resort's basic infrastructure and models within one year of construction. See "Risk Factors--Development, Construction and Property Acquisition Activities."

Sales and Marketing

          The Company's marketing activities are intended to attract potential qualified customers to visit and tour a resort or attend a sales presentation in order to sell timeshare intervals.

          Marketing. The Company focuses its marketing activities on potential purchasers of timeshare intervals who live within driving distance of one of the Company's resorts. The Company estimates that the number of households within 200 miles of its New England resorts is approximately 11 million. Marketing to potential customers within driving distance of its resorts stabilizes the Company's marketing costs because the Company does not have to rely on costly gift programs such as subsidized airline tickets and lodging in order to attract potential customers to take a tour.

          To market its resorts to prospective purchasers, the Company has historically contracted with third-party lead generation companies. The Company currently has a marketing contract with Data King Corporation, a company which provides tour generation services. This contract expires on July 31, 2001 and is subject to a renewal for an additional three-year term. Data King is compensated based on the number of qualified prospective buyers that it causes to attend sales tours at the Company's resorts.

          While approximately 85% of the Company's prospective purchasers in the nine-month period ended September 30, 1998 were provided by Data King, the Company is in the process of expanding its own telemarketing capacity. The Company anticipates generating a substantial number of tours as part of its in-house marketing capacity. Also, the Company will continue to expand that portion of its sales force devoted specifically to selling a second timeshare interval to persons in the Company's existing membership base.

          Sales. The Company sells timeshare intervals primarily through its on-site sales forces. Upon arrival for a scheduled tour, the prospect is met by a member of the Company's on-site sales force who conducts a one to two hour tour of the resort. At the conclusion of the tour, the sales representative explains the benefits and costs of owning a timeshare interval at one of the Company's resorts. The presentation also includes a description of the financing alternatives offered by the Company. A verification officer (a non-commissionable employee of Eastern Resorts who reports to the Vice President of Sales) explains the transaction documents and closes the sale. No sale becomes final until a statutory waiting period of up to 10 days has passed.

          At September 30, 1998, the Company employed 47 salespeople. The Company seeks to attract, train and retain a dedicated sales force and provides extensive training to its salespeople. Each sales representative is an employee of the Company and receives some employment benefits.

Resort Management

          Eastern Resorts' management staff and centralized support services monitor the Company's operation and system standards and provide support, training and assistance to each resort. The Company receives a fee of 6% to 10% of budgeted operating expenses to manage its resorts. At each resort, the fee is paid pursuant to a management agreement between the Company and a homeowner's association to which all timeshare interval owners must contribute annual dues. The Company generally controls the homeowner's association until it has sold more than 75% of the total timeshare intervals at a resort, at which time the homeowner's association takes control. The following table summarizes the revenues expected to be generated in 1998 by the Company's management activities.


                              MANAGEMENT CONTRACTS

                                                Contract Expiration Date                           1998 Operating Budget
                                                ------------------------                           ---------------------
Long Wharf Resort...........................    December 31, 2001                                             $1,247,672
Newport Overlook............................    December 31, 2001                                                349,656
Newport Onshore.............................    December 31, 2001                                              1,224,335
Bay Voyage..................................    December 31, 2001                                                540,276
Inn on Long Wharf...........................    December 31, 2001                                                663,616
Inn on the Harbor...........................    December 31, 2001                                                939,942
Bentley Brook Mountain Club.................    December 31, 2002                                                117,492
                                                                                                              ----------
Total Current Contracts.....................                                                                  $5,082,989
                                                                                                              ==========

          The Company's resort operations business includes a centralized accounting system that processes all payables, prepares and disburses checks and prepares detailed operating statements that enable management to review each resort's financial results, including timely reports that contain key data to alert management to variances from a particular resort's budget. Management has implemented a quality assurance program that includes compliance audits to ensure that operations are in accordance with the Company's standards. The Company's resort operations business also uses a centralized payroll system that closely tracks payroll activity.

          The Company conducts preventative maintenance at each of its properties and conducts major renovations as the need arises. The Company also has a centralized purchasing system that reduces costs and maximizes its purchasing power. All food and beverages, room furnishings, guest room supplies, linens and cleaning supplies are ordered through national vendors and the requested quantities are delivered to each resort. The Company's resorts operations business also has national accounts for telephone, credit card processing, carpet cleaning and pest control services. By using centralized purchasing, the Company establishes cost standards for all products and services and takes advantage of competitive bidding from national vendors which help to ensure that products are purchased at the lowest cost available.

          A staff of more than 100 individuals uses state-of-the-art multiple property management software to operate all of the Company's sites. The Company has used several computer systems since its inception. The Company uses a completely integrated MIS system installed in June 1996 to operate its sites.

Central Reservations Services

          The Company's full-time central reservations staff books more than 15,000 reservations per year for both timeshare interval owners and individuals seeking rental accommodations. The reservations staff is on-line with all of the Company's resorts, which allows the reservations staff to provide up-to-the-minute booking information to a potential customer. In addition, reservations can be made through the Company's toll free telephone service.

Rental of Unoccupied Units

          The Company maximizes revenues on its inventory of unused or unsold timeshare intervals by renting unoccupied units as hotel rooms on an overnight basis. The Company offers these unoccupied units through direct consumer sales, travel agents and package vacation wholesalers. In addition to providing the Company with supplemental revenues, the Company's room rental operations provide it with a good source of lead generation for the sale of timeshare intervals. As part of the management services provided by the Company, the Company generally will rent owners' timeshare intervals at their request when the owners are unable to use or exchange their timeshare intervals.

Description of Resorts

          Long Wharf Resort. The administrative offices of Eastern Resorts are located at Long Wharf Resort. This resort has 82 two- and three-bedroom timeshare units across from scenic Newport Harbor. Boat rentals, charters, and a variety of water sports are located close by at the Inn on Long Wharf, another of the Company's resorts. An abundance of waterfront shops, boutiques, restaurants and a children's arcade are within easy walking distance. The Long Wharf Resort combines a superb location with harbor view rooms with classic architecture in a shingle-sided building. It has numerous amenities, including an indoor/outdoor pool, hot tubs and movie room. This resort is also the only timeshare resort in Newport with full kitchen facilities.

          As of September 30, 1998, the resort contained 4,264 timeshare intervals, of which 2,757 intervals remained available for sale. The Company plans to build an additional 56 units (Long Wharf Resort, Phases III and IV), which would yield an additional 2,912 timeshare intervals available for sale. Timeshare intervals at Long Wharf Resort are currently priced from $7,900 to $17,900 per one-week interval. During the nine months ended September 30, 1998, 633 timeshare intervals were sold. In addition to the ownership of timeshare intervals, the Company owns those units in Long Wharf Resort Phase II where all conference facilities and common area amenities are situated.

          The Bentley Brook Mountain Club. In addition to its Newport base, the Company has developed a major new property at the Jiminy Peak ski resort in Hancock, Massachusetts. A short drive from the summer music festival at Tanglewood and offering a broad range of outdoor activities, the Bentley Brook Mountain Club is an all-year facility. Winter activities include skiing, skating, cross country skiing and a wide variety of seasonal activities. Summer activities include an alpine slide, golf, tennis and other mountain related activities. There is a 100-room hotel and conference center with two restaurants on site, though independently owned. In addition to the ownership of units and timeshare intervals, the Company owns a resort office unit in the Bentley Brook Mountain Club.

          The Company acquired its first property on the Jiminy Peak Mountain in November 1997, when Eastern Resorts purchased existing timeshare units of the Bentley Brook Mountain Club from the owner of Jiminy Peak. Eastern Resorts also purchased additional land for development and the right to purchase an "option parcel" for future development. In November 1997, Eastern Resorts also entered into an agreement with the owner of Jiminy Peak which provides for certain rights of Eastern Resorts with respect to access to mountain patrons, discounts on available amenities, and shared use of resort personnel.

          As of September 30, 1998, the resort included 32 studio, one-bedroom and two-bedroom units, comprising 1,664 timeshare intervals, of which 1,119 intervals remained available for sale. The Company plans to build an additional 118 units (Bentley Brook, Phases III and IV), which would yield an additional 6,136 timeshare intervals available for sale. Timeshare intervals at the Bentley Brook Mountain Club are currently priced from $4,400 to

$14,900 per one-week interval. During the nine months ended September 30, 1998, 275 timeshare intervals were sold, although the Company spent considerable time in 1998 obtaining necessary licenses and hiring and training a sales staff.

          The Bay Voyage Inn. The Bay Voyage Inn is the last standing wood-frame hotel in Jamestown. The Bay Voyage Inn preserves the charm of Jamestown's history in an historic building directly across the East Passage of Narragansett Bay from Newport. The resort, which contains 32 one-bedroom units, overlooks Narragansett Bay, with a marina adjacent to the property. The resort's restaurant offers gourmet dining at its finest. The Bay and the Atlantic Ocean beyond offer superb boating and fishing opportunities. In addition to the ownership of timeshare intervals, the Company owns two common area units at this resort.

          As of September 30, 1998, the resort contained 46 quarter shares and 1,066 timeshare intervals, of which 178 intervals remained available for sale. Timeshare intervals at the Bay Voyage Inn are currently priced from $6,500 to $10,900 per one-week interval. During the nine months ended September 30, 1998, eight timeshare intervals were sold.

          Newport Onshore. Newport Onshore is located in downtown Newport and offers spacious units with working fireplaces. Resort amenities include an indoor and an outdoor pool. Newport Onshore offers 62 one-, two-and three-bedroom units and is located directly on Newport Harbor, with marina facilities on three sides of the property. The resort is located downtown in the heart of Newport's charming shopping district.

          As of September 30, 1998, the resort contained 3,162 timeshare intervals, of which 81 intervals remained available for sale. Timeshare intervals at the Newport Onshore Resort are currently priced from $6,500 to $12,900 per one-week interval. During the nine months ended September 30, 1998, 29 timeshare intervals were sold.

          Newport Overlook. Newport Overlook is on Conanicus Island, which is accessible by bridge to the Rhode Island mainland on the west and to Newport on the east. The island is known for the rugged beauty of its coastline. Aside from its proximity to the beach, the resort also offers an outdoor pool on site. In the summer, both Narragansett Bay and Conanicus Island are dedicated to recreation. Golf, scuba diving, swimming and tennis are just a few of the activities that can be enjoyed close to the resort. The resort has large two-bedroom units with full kitchens.

          As of September 30, 1998, the resort had 19 two-bedroom condominium units or 988 timeshare intervals, of which 50 intervals remained available for sale. Timeshare intervals at Newport Overlook Resort are currently priced from $7,400 to $12,900 per one-week interval. During the nine months ended September 30, 1998, 17 timeshare intervals were sold.

          Inn on Long Wharf. From its restaurant that offers a wonderful view of Newport Harbor to the whirlpool found in each unit, Inn on Long Wharf was designed for comfort and convenience. This waterfront resort has its own docking facilities for guest boats, rentals and charters. Known as the "Yachting Capital of the East," Newport Harbor offers many other water sport activities. The resort contains 40 one-bedroom units, all of which have harbor views.

          As of September 30, 1998, the resort contained 2,080 timeshare intervals, of which 83 intervals remained available for sale. Timeshare intervals at Inn on Long Wharf are currently priced from $6,900 to $11,900 per one- week interval. During the nine months ended September 30, 1998, 36 timeshare intervals were sold.

          Inn on the Harbor. Located directly on the harbor in Newport, Inn on the Harbor is just a short walk from Newport's endless array of historic and modern sight-seeing attractions. Its proximity to the Atlantic Ocean makes the city a popular spot for boating, fishing, sailing and windsurfing. Guests may enjoy the many restaurants, clubs and shopping malls within walking distance.


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

          As of September 30, 1998, the resort had 58 one-bedroom suites or 3,016 timeshare intervals, of which 95 intervals remained available for sale. Timeshare intervals at Inn on the Harbor are currently priced from $6,300 to $10,900 per one-week interval. During the nine months ended September 30, 1998, 25 timeshare intervals were sold.

          Restaurants Owned by Eastern Resorts. As an attraction for its resorts in Newport, the Company owns and operates two restaurants.

Exchange Networks

          The Company's affiliation with RCI allows the Company's customers to exchange the use periods associated with their timeshare intervals for one in over 3,200 other resorts around the world in the RCI network at any time of the year. It is estimated that approximately 180,000 RCI owners live within driving distance of one of the Company's resorts. Eastern Resorts has had resorts affiliated with RCI since 1981, and in 1997 approximately 40% (or 5,115) of the Company's membership base took advantage of the opportunity to exchange their timeshare intervals. The Company's affiliation contracts with RCI allow the owners of timeshare intervals at the Company's affiliated resorts to participate in RCI's exchange network for a subscription fee. Pursuant to the terms of these affiliation contracts, the Company agrees to promote RCI's exchange program to the Company's prospective timeshare interval purchasers. Each of the Company's seven resorts is affiliated with RCI and Long Wharf Resort and Bentley Brook are "Gold Crown" resorts, RCI's highest rating. Two others, Newport Onshore and Newport Overlook, were rated "Resorts of International Distinction." In 1997, Eastern Resorts became an RCI "Preferred Customer" with a limited number of other prominent developers throughout the world.

Insurance

          The Company carries comprehensive liability, fire, windstorm and business interruption insurance with respect to its properties and interests in its resorts (i.e., its inventory of unsold timeshare intervals), with policy specifications, insured limits and deductibles customarily carried for similar properties which the Company believes are adequate. There are certain types of losses (such as losses arising from flooding) that are either uninsurable or not economically insurable or for which the Company or its borrowers have limited insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, the Company could be required to repair damages at its expense, or lose its capital invested in an owned resort or face loan default in the case of a financed resort to the extent that the relevant homeowners' association does not and cannot cover such losses. Any such loss could materially adversely affect the Company's financial condition, results of operations, or liquidity.


Competition

Financing Operations

          The Company's finance business is highly competitive. Most of the Company's lending competitors are much larger than the Company and have significantly more money to lend, including Finova Capital Corp., Textron Financial Corporation, Heller Financial, Litchfield Financial Corporation, various banks and others. The Company views its target market as developers of midsize and smaller resorts, in which area it feels that the services it provides to its borrowers make it most competitive. Recently, some of the Company's larger competitors have also targeted this segment, thereby increasing pressures on price and terms.

          The availability of financing for new timeshare projects through capital markets transactions, as well as generous terms offered by other lenders, could result in overbuilding and an oversupply of intervals in the timeshare market. This could lead to declining values or over-saturation for timeshare assets similar to other real estate over-expansions. In addition, the availability of financing at rates and on terms more favorable than those offered by the Company may negatively affect the Company's ability to provide additional financing to certain of its existing customers, as well as its ability to attract new customers. Further, lenders who traditionally did not provide financing to the Company's target customers may be forced to do so as other loans made by such lenders are repaid as a result of financings in the capital markets. These alternative sources of financing expose the Company to more intense competition for new A&D Loans which, among other things, tends to reduce yield and enhance risk.

Resort Development Operations

          The timeshare resort industry remains fragmented and includes a large number of local and regional resort developers and operators. However, some of the world's most recognized lodging, hospitality and entertainment companies, such as Marriott International, The Walt Disney Company, Hilton Hotels, Hyatt Corporation, and Four Seasons Resorts, have entered the industry. Other companies in the timeshare industry, including Sunterra Corporation, Fairfield Communities, Vistana, Ramada Vacation Suites, Silverleaf Resorts and TrendWest Resorts, are, or are subsidiaries of, public companies with enhanced access to capital and other resources. In particular, Marriott International and Silverleaf Resorts develop resorts in the same geographic region as the Company. In the future, competitors may seek to develop, or may increase their development of, resorts in New England.

          While the principal competitors of the Company's resort development business are other developers of timeshare resorts, the Company is also subject to competition from (i) service providers in the commercial lodging business, including condominiums, hotels and motels, (ii) service providers in the leisure business and (iii) to a lesser extent, campgrounds, recreational vehicles, tour packages and second home sales. A reduction in the product costs associated with any of these competitors, or an increase in the Company's costs relative to such competitors' costs, could materially adversely affect the Company's financial condition, results of operations, or liquidity.

          Numerous businesses, individuals and other entities compete with the Company in seeking properties for development and acquisition of resorts. Many of these competitors are larger and have greater financial and other resources than the Company. Such competition may result in a higher cost for properties the Company wishes to acquire or may cause the Company to be unable to acquire suitable properties for the development of new resorts.


Employees

          As of September 30, 1998, the Company had approximately 160 full-time employees. All of the Company's timeshare sales agents are employees who are paid on a 100% commission basis, with certain health and other benefits. Most of the Company's management level employees are also compensated in part through incentive-based rewards. It is the Company's policy to award no less than 100 stock options to each employee who has served at least one year. The Company believes that its employee relations are good. None of the Company's employees is represented by a labor union. All the full-time employees of the Company who have at least 12 months of service are awarded stock options in the Company. The Company believes that all employees should participate in equity ownership.


Property

          Eastern Resorts was the original developer of three of its resorts. It acquired the land on which these resorts were built, developed the resorts, and then, as the condominium declarant, filed the appropriate documentation to make such resorts into condominiums. Finally, Eastern Resorts marketed and sold and continues to sell timeshare intervals at these resorts at which time it no longer owned the land underlying these resorts. With respect to the resorts it did not originally develop, Eastern Resorts purchased the right to manage, market and sell timeshare intervals from the condominium declarant but did not purchase the land underlying these resorts.

          The Company owns common area units at its Long Wharf Resort and the Bentley Brook Mountain Club facilities. It also owns a warehouse facility/rental property and Eastern Resorts' corporate offices, all of which are located in Newport, Rhode Island. The Company also rents offices in Syracuse, New York, and it will also rent additional space in Greenwich, Connecticut once Mr. Breeden's employment contract goes into effect on the date of the offering. See "Bankruptcy of Affiliates and Related-Party Transactions."


Litigation

          The Estate and certain affiliated entities, including the Company and Resort Funding, are currently the subject of several lawsuits and a bankruptcy proceeding. See "Bankruptcy of Affiliates and Related-Party Transactions." In addition, the Company is currently subject to litigation and claims regarding employment, tort, contract, construction and commission disputes, among others. With the exception of the matters discussed below, the Company expects none of these lawsuits or claims, even if adversely decided, to have a material adverse effect on the Company, its business, results of operations or financial condition.

          In September 1997, Resort Funding commenced foreclosure proceedings against a resort property located in Hilton Head, South Carolina which was approximately four-months delinquent in payment of its obligations to Resort Funding under an acquisition and development loan agreement. On November 3, 1997, Resort Funding reached an agreement with the developer to settle the arrears. As part of the agreement, the developer paid Resort Funding all past due amounts in full and remitted payment in advance for installments due for October, November and December, 1997. As additional security for future payments, the developer agreed to grant Resort Funding a deed in lieu of foreclosure to be held in escrow pending Resort Funding's receipt of all other payments as they were to become due. However, in January, 1998, the developer refused to deliver the deed in lieu of foreclosure and terminated the November 3 agreement. On March 17, 1998, the developer filed an answer and counterclaims in the foreclosure action alleging, among other things, that it was not in default of the loan agreements. Resort Funding intends to pursue vigorously its claims and defend the counterclaims. On September 30, 1998, the developer agreed to deposit all past-due interest amounts into an escrow account accessible only by order of the court. Additionally, the developer agreed to pay into the escrow account all future interest payments as they become due, pending the outcome of the foreclosure action. In the event that any such payments are not received on a timely basis, Resort Funding shall have the right to have a receiver appointed to operate the resort.

          In May 1995, Joseph Mooney resigned from the Company as Senior Executive Vice President and Director pursuant to a termination agreement. In January 1996, Mr. Mooney filed a lawsuit in the Circuit Court of Broward County, Florida against the Company, the former Chairman of the Board of the Company, and another defendant alleging, among other things, that the Company breached its obligations to him under the termination agreement and a prior letter of intent that Mr. Mooney claims would have permitted him to acquire certain assets of the Company. Mr. Mooney alleged that the Company tortiously interfered with certain business opportunities that were rightfully his and seeks damages in excess of $1.1 million. On February 4, 1997, the court granted partial summary judgment to Mr. Mooney with respect to his claim that the termination agreement had been breached and ruled that Mr. Mooney was entitled to damages in the amount of approximately $37,000 with respect to the breach. The Company determined not to appeal this judgment, and the amount awarded was covered by insurance. The Company believes that it has meritorious defenses to the remaining allegations in the complaint, in particular the tortious interference with certain business opportunities, and intends to defend the matter vigorously.

          In addition, the Company has filed certain counterclaims against Mr. Mooney alleging that Mr. Mooney wrongfully retained certain Company property and wrongfully interfered with the Company's conduct of its business, all in violation of the terms of his termination agreement. The counterclaims further allege that Mr. Mooney knowingly and feloniously obtained, or converted to his own use and benefit, at least $250,000 of the Company's money.

                                   REGULATION

          The Company's operations are subject to extensive regulation by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions. Among other things, such governmental authorities require protection and rehabilitation of the environment, regulate credit granting activities, establish maximum interest rates and finance charges, require disclosure to customers, set collection, repossession and claims-handling procedures and restrict the marketing of timeshare intervals to consumers. Following is a brief discussion of the laws and regulations applicable to the Company's business. It is possible that more restrictive laws, rules and regulations will be adopted in the future, and that such changes could make compliance much more difficult or expensive, restrict the Company's ability to make and sell loans, further limit or restrict the amount of interest and other charges earned under loans, restrict the Company's sale and marketing of timeshare intervals or the development of new properties, or otherwise adversely affect the business or prospects of the Company.


Environmental Regulation

          The Company believes that its operations are in substantial compliance with all applicable environmental, health and safety laws and regulations. The Company's timeshare lending and development operations generally do not entail a high risk of causing environmental damage or incurring liability. Nevertheless, primarily through its acquisitions of real estate on which it has developed resorts and its lending to third parties for resort development, the Company may become liable under various federal, state and local environmental laws for the properties and operations involved. See "Risk Factors -- Possible Environmental Liabilities."

          In 1995, the Rhode Island Department of Environmental Management notified Eastern Resorts that the Long Wharf area in Newport had been placed on CERCLIS and listed as a "State Site" due to the presence of lead in this area. The source of the lead contaminated soil is not known but is suspected to be fill dating back many years or possibly other prior uses. The Company has taken no action that may have contributed to or exacerbated the presence of contamination on any of its properties located in the Long Wharf area.

          As part of its development of the Long Wharf Resort, Eastern Resorts entered into an agreement with DEM to remediate voluntarily lead contamination in exchange for a release of liability for the cleanup. After Eastern Resorts successfully completed this remediation project, DEM issued a letter on March 26, 1998 declaring the site in compliance with respect to this agreement.

          The Company recently entered into an agreement for the purchase of land in the vicinity of Long Wharf Resort. This property also is within the area placed on CERCLIS and listed as a State Site. Environmental studies of this property have indicated the presence of elevated levels of environmental pollutants. The Company has developed a remediation plan for the development of this property and anticipates receiving DEM approval in connection with the further development of this land.

          The Company engaged environmental consultants to perform environmental site assessments of the Company's properties. These environmental site assessments, performed in general conformance with ASTM standards, have not revealed any recognized ongoing environmental liability that the Company believes would have a materially adverse effect on the Company's financial condition, results of operations, or liquidity.


Regulation of Lenders and Collection Agencies

          The Company's lending activities subject it to extensive regulation under federal, state and foreign laws and regulations. At the federal level, the Company's consumer lending activities are regulated under a variety of laws, including, but not limited to, the Truth in Lending Act and Regulation Z, Equal Credit Opportunity Act, Fair Housing Act, Fair Credit Reporting Act, Interstate Land Sales Full Disclosure Act, Real Estate Settlement Procedures Act and Fair Debt Collection Practices Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud

Abuse Protection Act, and the Civil Rights Acts of 1964 and 1968. These statutes generally require detailed disclosure of information concerning consumer loans, and they regulate the manner in which consumer loans are made, including advertising, disclosure of consumer information, servicing of loans and collection practices. Failure to comply with applicable laws could result in exposure of the Company and its responsible officers to civil liability to borrowers and to civil or criminal penalties. As a result of making Hypothecation Loans and acquiring Purchased Receivables, Resort Funding may be subject to liability resulting from the failure of any developer to whom it has made a Hypothecation Loan or from whom it has acquired Consumer Loans to have complied with any of the aforesaid laws and regulations. In addition, to the extent Resort Funding is servicing any of the Consumer Loans originated by timeshare developers, it is required to comply with certain aspects of the aforesaid laws and regulations governing such servicing activities.

          At the state level, the Company may be subject to licensing in the states where it makes A&D Loans or Hypothecation Loans to developers, where it acquires Purchased Receivables and where it collects payments on such loans. The Company currently has made or acquired such loans in 20 states. Many states require licensing of consumer mortgage lenders, purchasers of consumer loans, loan servicers and debt collectors, although some such statutes do not apply to timeshare loans, particularly where such loans are acquired and serviced by a lender or investor for its own account.

          Even where states do not require licensing, most states regulate some or all of the activities described above. State statutes that regulate mortgage lending, consumer lending and servicing activities include those that prohibit unfair and deceptive trade practices, require certain disclosures in connection with making loans, restrict the types and amount of interest and fees that may be charged in connection with making or servicing loans, limit remedies upon default, regulate foreclosure, require maintenance of certain records and impose limits on contacts with borrowers in connection with debt collection. In addition to the direct liability that Eastern Resorts may have as a consumer lender to its purchasers and Resort Funding may have as a hypothecation lender to various developers, Resort Funding may be subject to successor liability if any developer from whom it acquires receivables, either by purchase, foreclosure or exercise of other remedies, failed to comply with any of the aforesaid state laws or regulations.

          The Company has also acquired Consumer Loans made to U.S. residents by developers for purchases of timeshare intervals in Aruba, the Bahamas, Canada, Ireland and the U.S. Virgin Islands. The Company may be subject to regulation in these jurisdictions, as a successor to the developers who originated these Consumer Loans.


Regulation of Timeshare Marketing and Sales

          The Company is subject to various federal, state and local laws regulating consumer marketing and sales practices generally and the timeshare industry in particular. These laws generally apply wherever the Company markets or sells timeshare intervals, as well as in the states and communities in which its resorts are located.

          On a federal level, the Federal Trade Commission has taken the most active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject includes the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Fair Housing Act, the Civil Rights Acts of 1964 and 1968 and the Americans with Disabilities Act.

          In order to protect their citizens from fraudulent marketing practices in the timeshare industry, various states have enacted legislation aimed at curbing such abuses. Rhode Island and Massachusetts, the states in which the Company currently operates timeshare resorts, as well as other states in which the Company markets timeshare intervals, have adopted specific laws and regulations regarding the marketing and sale of timeshare intervals. The laws of most states, including Rhode Island and Massachusetts, require the Company to file a detailed offering statement and supporting documents with a designated state authority, which describe the Company's resorts and the promotion and sale of timeshare intervals. The offering statement must be approved by the appropriate state agency before the Company may solicit residents of such state to purchase timeshare intervals, although such approval does not address the substantive content of disclosures contained therein nor relieve Eastern Resorts from liability arising from false or misleading disclosure. The laws of Rhode Island and Massachusetts require the Company to deliver such an offering statement, together with certain additional information concerning the terms of the purchase, to prospective purchasers of timeshare intervals who are residents of such state, even if the resort is not located in such state. There are also laws in each state where the Company currently sells timeshare intervals which grant the purchaser of a timeshare interval the right to cancel a contract of purchase at any time up to three to ten calendar days following the date the contract was signed by the purchaser.

          The Company registers all of its resorts in each of the states where registration is required and believes it is in material compliance with all federal, state and local laws and regulations to which it is currently subject relating to the sale and marketing of timeshare intervals. The Company also strongly believes that such regulation of sales practices is in the best interests of the Company and of owners of intervals in its resorts. The Company is strongly committed to working with regulatory bodies and industry associations to strengthen marketing and ethical standards in the industry. Finally, the Company believes that a strong program designed to enable potential purchasers to understand fully the nature of the Company's product and to avoid misunderstanding will prove beneficial over the long run.


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


                                   MANAGEMENT

Directors and Executive Officers

          The directors and executive officers of the Company are as follows:


     Name                     Age                            Title
Richard C. Breeden             49       President, Chairman of the Board of
                                        Directors and Chief Executive Officer
Thomas J. Hamel                40       Executive Vice President and Director
R. Perry Harris                59       Executive Vice President and Director
George W. Carmany III          58       Director
John R. Petty                  68       Director
Gerald L. Klaben, Jr.          34       Chief Financial Officer and Senior Vice
                                        President
James R. Petrie                34       Controller
Eric C. Cotton                 34       Secretary and General Counsel
James A. Mercurio              38       Senior Vice President and Treasurer
Richard G. Winkler             42       Senior Vice President

          Richard C. Breeden has been Chairman of the Board of Directors and Chief Executive Officer of the Company since October 1997, and since October 1998, Mr. Breeden has served as President of the Company. Mr. Breeden has also been President and CEO of Richard C. Breeden & Co., Inc., in Greenwich, Connecticut, and Trustee for the Estate since 1996. An honors graduate of Stanford University and the Harvard Law School, Mr. Breeden practiced law in New York City specializing in corporate finance following law school. Mr. Breeden served in the White House as a senior economics and financial advisor to President George Bush, where he was one of the principal architects of the government's program to restructure the savings and loan industry and to create the Resolution Trust Corporation. From 1989-1993 he served as Chairman of the U.S. Securities and Exchange Commission, following appointment by President Bush and unanimous confirmation by the U.S. Senate. During a portion of this time Mr. Breeden also served as President of the International Organization of Securities Commissions, and of its standards-setting body for global markets. From 1993-1996, Mr. Breeden served as Chairman of the worldwide financial services practice of Coopers & Lybrand L.L.P., and was a consultant on risk management systems, internal controls and international capital markets. Mr. Breeden has served on numerous boards and commissions, including the North American Advisory Board of Daimler-Benz A.G., The Philadelphia Stock Exchange, Inc., W.P. Stewart & Co., Ltd., the German-American Chamber of Commerce, and advisory commissions on capital markets in Italy, China and Russia. Prior to the Offering, Mr. Breeden has served as a director of the Company in his capacity as Trustee and the representative of the Estate.

          Thomas J. Hamel has been a director and Executive Vice President of the Company since October 1998. Mr. Hamel also served as a director and as President and Chief Operating Officer of Equivest from October 1997 through October 1998. Mr. Hamel is also the President and Chief Operating Officer of Resort Funding and has held those positions since November 1996. From 1992 through October 1996, Mr. Hamel served as Executive Vice-President of Resort Funding and was responsible for business development. He is a trustee of ARDA and serves as a member of the Finance Committee. Mr. Hamel is a graduate of LeMoyne College.

          R. Perry Harris currently serves as Executive Vice President and director of the Company. Mr. Harris founded Eastern Resorts, a wholly owned subsidiary of the Company, in 1981. A graduate of the University of Massachusetts, Mr. Harris began his career at Digital Equipment Corporation. Mr. Harris founded First Data Corporation in 1970 and served as a director and its President until 1977. Mr. Harris has spent the last 16 years as the Chief Executive Officer of Eastern Resorts. He is a trustee of, and a Registered Professional within, ARDA. Mr. Harris is also a past chairman of ARDA New England.

          George W. Carmany III has been a director of the Company since October 1997, has served as Chairman of the compensation committee of the Board of Directors (the "Compensation Committee") since October 1997, and is a member of the audit committee of the Board of Directors (the "Audit Committee"). Since 1995, Mr. Carmany has served as President of The G.W. Carmany Co., Inc. in Boston, Massachusetts, which provides consulting advices to, and invests in, small companies. A graduate of Amherst College, Mr. Carmany began his business career with Bankers Trust Company as an officer in its International Banking Department in New York, and later as Executive Director of its merchant banking subsidiary in Australia. From 1975 to 1995 he served in a variety of senior positions with American Express Company, including Senior Vice President, Corporate Strategic Planning. At American Express Bank, Mr. Carmany served as Senior Executive Vice President and Chief Administrative Officer before joining American Express' subsidiary The Boston Company as Senior Executive Vice President, Treasurer and Director, a position he held until the sale of that company to Mellon Bank Corporation. Mr. Carmany subsequently served as Chairman of the Olympia and York Noteholder's Steering Committee. Mr. Carmany is the former Chairman of the New England Medical Center, Inc., and since 1997 has served as Vice Chairman of Lifespan Inc., a regional healthcare system based in Providence, Rhode Island, and as a director or trustee of numerous organizations, including Ekco Group, Inc., Bentley College, the U.S.S. Constitution Museum and The South Street Seaport Museum. Mr. Carmany's family owned and operated resort hotels in various locations in the United States.

          John R. Petty has been a director of the Company since October 1997, has served as Chairman of the Audit Committee since October 1997 and is a member of the Compensation Committee. Mr. Petty was formerly the Chairman and Chief Executive Officer of Marine Midland Bank, and is currently Chairman of Federal National Payables, Inc., Bethesda, Maryland. Since 1997, Mr. Petty has served as Chairman of TECSEC, Inc., Vienna, Virginia. Following his graduation from Brown University and a tour in the US Navy, Mr. Petty joined the Chase Manhattan Bank, where he worked until serving in the U.S. Treasury Department from 1966 - 1972, primarily as Assistant Secretary of the Treasury for International Affairs. After five years as a partner of Lehman Brothers, Mr. Petty joined Marine Midland, serving as President and/or Chairman and CEO from 1976 - 1988. Since retiring from Marine Midland, Mr. Petty has pursued a variety of interests including serving as Chairman of the Nippon Credit Trust Company from 1993 to 1998. He has formed and managed finance companies and is a principal in high technology ventures. Mr. Petty has served as a director of numerous public companies, including Hongkong and Shanghai Banking Corporation, RCA, NBC, Hercules, Inc., Anixter International Corporation, ANTEC Corporation and others. He is a trustee of American University, a member of the Council on Foreign Relations and of the Inter-American Dialogue and President of the Foreign Bondholders Protective Council.

          Gerald L. Klaben, Jr. currently serves as Chief Financial Officer and Senior Vice President of the Company. Mr. Klaben also served as Executive Vice President and Treasurer of Equivest from October 1997 through October 1998. Mr. Klaben is also the Executive Vice President and Chief Financial Officer of Resort Funding and has held those positions since July 1996. From November 1989 through July 1996, he served as a financial officer of the Pyramid Companies, one of the largest developers of shopping malls in the Northeastern United States. Mr. Klaben is a graduate of LeMoyne College.

          James R. Petrie has been Controller of the Company since October 1997 and Controller of Resort Funding since September 1996. From June 1992 to September 1996, he served in various accounting and financial capacities for the Pyramid Companies. Mr. Petrie is a graduate of Loyola College.

          Eric C. Cotton has been Secretary and General Counsel of the Company since October 1997 and General Counsel of Resort Funding since June 1997. From July 1990 through June 1997, he served as Assistant General


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



Counsel of the Pyramid Companies. Mr. Cotton received his B.A. degree from Indiana University of Pennsylvania and his J.D. from the University of Akron School of Law.

          James A. Mercurio has been Senior Vice President and Treasurer of the Company since October 1998. Mr. Mercurio also serves as Vice President, Treasurer and Chief Financial Officer of Eastern Resorts, a position he has held since 1994 and has served as controller since 1987. From 1984 through 1987, Mr. Mercurio served as controller of a large regional developer and manager of apartment complexes and from 1981 through 1984, he was in the audit and tax departments of the then Peat, Marwick, Mitchell & Co. where he became licensed as a Certified Public Accountant in 1983. Mr. Mercurio received his B.S. degree from Bryant College.

          Richard G. Winkler has been Senior Vice President of the Company since October 1998. Mr. Winkler also serves as Senior Vice President, Chief Operating Officer and General Counsel of Eastern Resorts Company, a position he has held since October of 1998. Mr. Winkler has been General Counsel to Eastern Resorts and its predecessor, Inn Group Associates, since 1983 and, since 1994, a Vice President of Eastern Resorts. Mr. Winkler received his B.A. degree from the University of Rhode Island and his J.D. from New England School of Law.


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

                  INFORMATION REGARDING EXECUTIVE COMPENSATION

          The following table summarizes compensation information for the last three fiscal years for (i) Mr. Breeden, (ii) Mr. Hamel and (iii) Mr. Klaben (together, the "Named Executive Officers").

Summary Compensation Table


                                                   Annual Compensation                        Long-Term Compensation
                                                                                            Awards             Payouts
                                                                            Other          Common
                                                                            Annual         Stock
                                                                            Compen-      Underlying           All Other
   Name and Principal           Fiscal           Salary         Bonus      sation(2)      Options           Compensation
       Position(1)               Year              ($)           ($)         ($)         (Shares)                ($)
       -----------               ----              ---           ---         ---         --------                ---

Richard C. Breeden(3)
Chief Executive Officer          1997              $--          $--          $--          --(4)               $--


Thomas J. Hamel
Executive Vice President         1997            227,463       80,000        --           300,000          1,350 (5)
                                 1996            217,958        --           --             --               854 (5)
                                 1995            224,019        --           --             --               570 (5)


Gerald L. Klaben, Jr.
  Chief Financial Officer        1997            149,819       50,000        --            75,000            900 (5)
                                 1996(6)        $ 58,385        $--          $--            --             $ 375 (5)

------------------
(1) Messrs. Hamel and Klaben became executive officers of the Company during 1997 and Mr. Breeden became Chief Executive Officer during 1997. Prior to 1996, Mr. Hamel has been an executive officer of Resort Funding, where he currently serves as President and Chief Operating Officer.
(2) Excludes certain perquisites which do not exceed the lesser of $50,000 or 10% of the named individual's aggregate salary and bonus.
(3) For the period ending December 31, 1997 and from January 1, 1998 to the date hereof, the Company did not compensate Mr. Breeden for his services as Chief Executive Officer. Prior to the Offering, Mr. Breeden has served as Chief Executive Officer in his capacity as Trustee, and was not separately compensated by the Estate for his services to the Company. See "Information Regarding Executive Compensation--Employment and Consulting Agreements" for a description of Mr. Breeden's employment agreement beginning with the Offering.
(4) The Estate is the beneficial holder of 200,000 stock options issued in the name of Mr. Breeden as Trustee.
(5)  The amount represents Company-paid life insurance premiums.
(6) Reflects compensation earned from the commencement of Mr. Klaben's employment with the Company through December 31, 1996. Mr. Klaben became an executive officer of Resort Funding beginning in July, 1996.

Option Grants in Last Fiscal Year

          The following table provides information about grants of options on Common Stock to the Named Executive Officers during fiscal year 1997.


                      Option Grants In Last Fiscal Year(1)
                              (Individual Grants)


                                                       Percent of Total
                               Common Stock                 Options
                                Underlying                Granted to            Exercise or Base
                                  Options                  Employees                 Price
                             Granted (Shares)           in Fiscal Year              $/Share              Expiration Date
                             ----------------           --------------              -------              ---------------

Mr. Breeden...........                  -(2)                0.0%                     NA                       NA
Mr. Hamel.............           300,000 (3)               35.0                     $1.00                  5/29/2002
Mr. Klaben............            75,000 (3)                8.7                     $1.00                  5/29/2002

------------------------
(1) All stock options were issued pursuant to the Company's 1997 Long-Term Incentive Plan.
(2) The Estate is the beneficial holder of 200,000 stock options issued in the name of Mr. Breeden as Trustee. In addition, in connection with the Offering, Mr. Breeden is to be granted 1,000,000 options at the Offering price pursuant to his proposed employment contract.
(3) Options will expire on the fifth anniversary of the date of grant and 50% will vest 18 months following the date of the agreement and, as to the remaining 50%, on the third anniversary of the date of the employment agreement. Options will expire 60 days after termination of employment where they have vested but have not been exercised. If the employee resigns for "Good Reason" (as defined in the agreement) arising following a "Change of Control" (as defined in the agreement), or is terminated for any reason other than for "Cause" (as defined in the agreement), all outstanding options will immediately vest.


Options Exercised and Year-End Option Holdings

          The following table provides information about the exercise of options on Common Stock by the Named Executive Officers during fiscal year 1997 and stock options held by each of them at fiscal year-end.


                 Aggregated Option Exercises In Last Fiscal Year
                           And Year-End Option Values


                                                                           Common Stock
                                                                      Underlying Unexercised              Value of Unexercised
                                   Shares           Value           Options at Fiscal Year-End        In-the-Money Options at
                                Acquired on       Realized                  (Shares)                    Fiscal Year-End ($) (1)
                                 Exercise           ($)          Exercisable        Unexercisable     Exercisable     Unexercisable
                                 --------           ---          -----------        -------------     -----------     -------------

Mr. Breeden(2).............         --               --              --                    --          --                    --
Mr. Hamel..................         --               --              --                 300,000        --                1,312,500
Mr. Klaben.................         --               --              --                  75,000        --                  328,125

----------------------
(1) Values for "in-the money" outstanding options represent the positive spread between the respective exercise prices of the outstanding options and the value of the Common Stock as of December 31, 1997.
(2) The Estate is the beneficial holder of 200,000 stock options issued in the name of Mr. Breeden as Trustee.

Employment and Consulting Agreements

          Richard C. Breeden. Mr. Breeden and the Company have reached an agreement on the terms of his employment with the Company, subject to entering into a definitive written contract prior to the date of the Offering. The parties intend that the term of the agreement will commence upon the effective date of the Offering, subject to the Estate being able to sell all of its shares of Common Stock in the Offering, and would continue for a term of three years, subject to automatic one-year extensions unless either party elects in writing not to extend the term. Under the terms of the agreement, Mr. Breeden would serve as the Chief Executive Officer of the Company. The agreement will provide for a base salary of $410,000, which amount will be increased annually to reflect changes in the consumer price index in the New York metropolitan area. In addition, for each calendar year ending during the term of the agreement, Mr. Breeden would be eligible to earn a cash target bonus amount of 75% of his annual rate of base salary in effect for such year, subject to the achievement of specified performance targets approved by the Compensation Committee. If the Company achieves less than 80% of its target for any given year, Mr. Breeden will not receive a cash bonus for such year. On the other hand, if the Company exceeds its target for a given year, Mr. Breeden's cash bonus would increase in proportion with such excess. In no event, however, will the Company be obligated to pay Mr. Breeden a cash bonus for any calendar year in excess of 125% of the target bonus amount for such year. The agreement will also provide Mr. Breeden with welfare and fringe benefits on the same terms as other executive officers of the Company and reimbursement of certain expenses related to the negotiation of the agreement.

          Under the terms of the agreement, Mr. Breeden will be granted, on the date of the Offering, a stock option covering 1,000,000 shares of the Common Stock of the Company at an exercise price equal to the Offering price. The option will vest in three equal annual installments subject to accelerated vesting in the event of a change in control of the Company. In addition, on the first anniversary of the Offering, the Company will grant Mr. Breeden 125,000 restricted shares if either (i) the closing price of a share of Common Stock exceeds the Offering price by 30% or more on at least 40 trading days during the 12-month period ending on such anniversary date or (ii) the average price of the Common Stock over a specified measurement period has exceeded the NASDAQ Composite Index by at least 15% and the stock has appreciated by at least 20% over the Offering price during such measurement period. In lieu of the above, on the first anniversary of the Offering, the Company will grant Mr. Breeden 250,000 restricted shares if either (i) the closing price of a share of Common Stock exceeds the Offering price by 60% or more on at least 40 trading days during the 12-month period ending on such anniversary date or (ii) the average price of the Common Stock over a specified measurement period has exceeded the NASDAQ Composite Index by at least 30% and the stock has appreciated by at least 20% over the Offering price during such measurement period.

          In addition, on the second anniversary of the Offering, the Company will grant Mr. Breeden 125,000 restricted shares if either (i) the closing price of a share of Common Stock exceeds the Offering price by 60% or more on at least 40 trading days during the 12-month period ending on such anniversary date or
(ii) the average price of the Common Stock over a specified measurement period has exceeded the NASDAQ Composite Index by at least 30% and the stock has appreciated by at least 35% over the Offering price during such measurement period. In lieu of the above, on the second anniversary of the Offering, the Company will grant Mr. Breeden 250,000 restricted shares if either (i) the closing price of a share of Common Stock exceeds the Offering price by 100% or more on at least 40 trading days during the 12-month period ending on such anniversary date or (ii) the average price of the Common Stock over a specified measurement period has exceeded the NASDAQ Composite Index by at least 60% and the stock has appreciated by at least 35% over the Offering price during such measurement period. Restricted shares will vest ratably over a 3-year period following the date of grant. Vesting will be accelerated upon a change in control, upon the attainment of specified targets for earnings per share or upon Mr. Breeden's termination of employment by reason of his death, disability, resignation for "good reason," non-renewal of the employment term by the Company or termination of employment by the Company other than for "cause."

          Under the proposed agreement, Mr. Breeden would be prohibited from disclosing the Company's confidential information and trade secrets at any time, whether during or after his employment. In addition, during his employment and for two years thereafter, Mr. Breeden would be subject to "non-compete" and "non-solicitation" provisions. In the event that, prior to the termination of the agreement, Mr. Breeden is terminated without "cause" or resigns for "good reason" (as described below), he will be entitled to receive (i) his base salary in regular payment installments for the remainder of the employment term (as then in effect) and (ii) a pro rata cash bonus based on the actual performance of the Company for the full calendar year in which the termination or resignation occurs. If, however, Mr. Breeden violates the confidentiality, non-compete and non-solicitation provisions, he will not be entitled to any payment or benefits upon his termination or resignation.

          Thomas J. Hamel. Resort Funding entered into an employment agreement with Thomas J. Hamel on

May 29, 1997 pursuant to which he is serving as Resort Funding's President and Chief Operating Officer for a three-year term and thereafter for successive one-year renewal terms unless either party elects not to renew the agreement, pursuant to the terms set forth therein. The agreement provides for an annual base salary of $220,000 during the first year, increased annually at the discretion of the board of directors of the Company (but not less than the percentage increase in the urban consumer price index). The agreement also provides for a bonus of $80,000 in 1997, and a bonus each year thereafter based on performance measures agreed to by the parties (but not less than $80,000). The Trustee is a party to the agreement solely for the purpose of agreeing (i) to recommend to the board of directors of the Company the issuance of stock options ("Options") to Mr. Hamel covering 300,000 shares of Common Stock (the "Option Shares"); (ii) to take related actions intended to facilitate issuance of the Option Shares; and (iii) at the initial meeting following a reconstitution of the board of directors of the Company with at least two duly elected members other than Mr. Hamel, to recommend and to seek the opinion of such board as to the level and nature of stock incentives that should be provided to Mr. Hamel. Resort Funding and Mr. Hamel agreed that for the years after 1997, Mr. Hamel's total compensation should include an incentive component and both parties agreed to revisit this issue one year from the date of the agreement to negotiate a mutually agreeable incentive compensation structure. The issue has been revisited but, as yet, no determination has been made. The agreement provides that the Options (i) shall have an exercise price of $1.00 per share; (ii) shall expire on the fifth anniversary of the date of grant;
(iii) shall vest as to 150,000 Option Shares 18 months following the date of the agreement and, as to the remaining 150,000 Option Shares, on the third anniversary of the agreement (provided Mr. Hamel is employed by Resort Funding on each such date); and (iv) shall expire 60 days after Mr. Hamel's employment terminates (if Mr. Hamel's employment terminates after the vesting of such Options but before the exercise thereof). Mr. Hamel will be released from his obligations under the agreement if the issuance of such Options is not approved by the board of directors of the Company within 90 days after their initial meeting following reconstitution of such board with at least two duly elected members other than Mr. Hamel.

          In addition, the agreement provides Mr. Hamel with employee benefits on the same terms as those available to senior executive officers of Resort Funding. Resort Funding has also agreed to provide at least $600,000 of life insurance for Mr. Hamel. Under the agreement, Resort Funding may terminate Mr. Hamel's employment at any time for any reason, and Mr. Hamel may terminate his employment for any reason at any time upon 90 days' prior written notice. If, prior to the agreement termination date then in effect, Mr. Hamel resigns for "Good Reason" (as defined in the agreement) arising following a "Change of Control" (as defined in the agreement), or is terminated by Resort Funding for any reason other than for "Cause" (as defined in the agreement), then Mr. Hamel (provided that he executes a release) will be entitled to receive a cash severance amount equal to 100% of the remaining then-current base salary and bonus due through the end of the term of his employment agreement (or due for the year of termination, if the termination or resignation occurs subsequent to the third anniversary of the agreement), plus the immediate vesting of all outstanding Options. "Change of Control" is defined in the agreement so as to include the filing by Resort Funding of a case under the Bankruptcy Code (other than a pre-packaged bankruptcy filed on the motion of Mr. Breeden, in which it is proposed that the agreement be continued), provided a bankruptcy trustee is appointed for Resort Funding. In such event, prior to the filing of such case, Resort Funding agrees to confess judgment in Mr. Hamel's favor in an amount equal to the outstanding compensation then due under the agreement. Resort Funding also has agreed that if it should entertain a formal offer for the acquisition of a controlling stake of its voting shares or all or substantially all of its assets, then it will inform Mr. Hamel of such offer and invite him to submit a competing offer.

          Mr. Hamel has agreed to preserve the confidentiality of information regarding Resort Funding. Mr. Hamel has also agreed that, during the period commencing on the date of the agreement and ending on the date of the later of the third anniversary of the date of the agreement or the date his employment terminates (or one year following such later date if he terminates his employment without Good Reason following the second anniversary of the date of the agreement), he will not become employed by, consult with or otherwise become involved with any "Prohibited Entity" (as defined in the agreement). During such period, Mr. Hamel has further agreed not to employ any employee, agent or representative of Resort Funding or its affiliates, or to seek to influence any such individual to terminate his or her relationship with such entity. Such non-compete and non-solicitation covenants will become void, however, if, prior to the third anniversary of the agreement but subsequent to the reconstitution of the board of directors of the Company with at least two duly elected members other than Mr. Hamel, the Trustee ceases to be a member of such board other than by reason of his death, disability or voluntary resignation. In such event, Mr. Hamel may terminate his employment upon 90 days' notice, but will not be entitled to any severance payments. Resort Funding also has agreed to indemnify Mr. Hamel if he incurs any liabilities as a result of his affiliation with Resort Funding, unless his employment terminates for "Cause," as defined in the agreement.

          Gerald L. Klaben, Jr. Resort Funding entered into an employment agreement with Gerald L. Klaben, Jr. on July 15, 1996 pursuant to which he is serving as Resort Funding's Chief Financial Officer for a three-year term and thereafter for successive one-year renewal terms unless either party elects not to renew the agreement at least 90 days prior to the end of the original term or any renewal term. The Company subsequently agreed to provide an annual base salary of $150,000 during the first year, increased annually by the same percentage increase as the urban consumer price index and a bonus of $50,000. The Company also subsequently agreed to the granting of 75,000 Option Shares to Mr. Klaben. The terms of the Option Shares for Mr. Klaben are substantially similar to those set forth in Mr. Hamel's employment agreement. Mr. Klaben's compensation includes $1,500 for coverage of medical premiums, which will be increased only in the event of an increase in such premiums and will receive medical family coverage at a cost as provided to other employees of Resort Funding. He may participate in Resort Funding's pension, profit-sharing and retirement plans, including a 401(k) plan, on the same basis as those plans are made available to other senior executives of Resort Funding. Mr. Klaben has agreed to preserve the confidentiality of information regarding Resort Funding.

          Under the agreement, Mr. Klaben may terminate his employment upon 30 days' prior written notice to Resort Funding. Resort Funding may terminate Mr. Klaben's employment agreement for "Cause" (as defined in the agreement) upon 30 days' prior notice to Mr. Klaben. If Mr. Klaben resigns for Good Reason or is terminated by Resort Funding for any reason other than for Cause on or after July 16, 1998 but before July 16, 1999, Mr. Klaben is entitled to a cash severance amount equal to the remaining salary due through the end of the term of the agreement plus 50% multiplied by Mr. Klaben's then-current base salary. Following the third anniversary of the employment agreement, Mr. Klaben is entitled to a cash lump sum severance of 50% multiplied by Mr. Klaben's then-current base salary.

          R. Perry Harris. The Company entered into an employment agreement with
R. Perry Harris on August 24, 1998, pursuant to which he is serving as Eastern Resorts' Chief Executive Officer for a five-year term and thereafter for successive one-year renewal terms unless either party elects not to renew the agreement pursuant to the terms set forth therein. The Company agrees to use all reasonable efforts to have Mr. Harris elected to the Board of Directors of Equivest. The agreement provides for an annual base salary of $300,000 during the first year, increased annually at the discretion of the Board of Directors of Eastern Resorts (but not less than the percentage increase in the urban consumer price index). The agreement also provides for an annual bonus of 40%- 60% of the Base Salary (the "Target Annual Bonus") and the terms of payment of this bonus are outlined in the agreement. Equivest is a party to the agreement solely for the purpose of (i) the issuance of Options to Mr. Harris covering (1) 30,000 Option Shares if Equivest reaches at least 100%, but less than 125%, of the "Pre-Tax Profit Target" (as defined in this agreement) for any fiscal year, and (2) 60,000 Option Shares if Equivest equals or exceeds 125% of the Pre-Tax Profit Target for a fiscal year; (ii) taking related actions intended to facilitate issuance of the Common Stock; (iii) seeking the opinion of the Board of Directors of Equivest as to the level of pre-tax profits of Equivest; and
(iv) guaranteeing the performance by Eastern Resorts of all of its obligations under the agreement. The agreement provides that Options granted will have an exercise price of the fair market value of the Option Shares on the date of grant of such Options and will expire on the tenth anniversary from their date of grant. The Options granted will vest and become exercisable at a rate of 20% per year for a five-year period but will immediately expire upon the termination of Mr. Harris' employment unless Mr. Harris resigns for "Good Reason" (as defined in the agreement) or his employment terminates for "Cause" (as defined in his agreement), in which case Mr. Harris will become immediately vested and will retain the right to exercise all outstanding Options for one year from the date of such termination.

          In addition, the agreement provides Mr. Harris with employee benefits on the same terms as those available to senior executive officers of Eastern Resorts. Under the agreement, the Company may terminate Mr. Harris' employment at any time for any reason, and Mr. Harris may terminate his employment for any reason upon 90 days' prior written notice to Eastern Resorts. If prior to the agreement termination date then in effect, Mr. Harris resigns for Good Reason or is terminated by Eastern Resorts for any reason other than for Cause, then Mr. Harris (provided he executes a release) will be entitled to receive (i) a cash severance amount equal to 100% of the remaining then-current base salary until the end of the employment period as then in effect; (ii) the Target Annual Bonus due for any completed fiscal year that ended prior to the date of termination; (iii) a pro rata Target Annual Bonus where Mr. Harris' employment is terminated after June 30th of a fiscal year in which it is subsequently determined that the applicable Pre-Tax Profit Target has been met; (iv) the immediate vesting of all outstanding Options; (v) continuation in all employee benefits on the same terms as those available to senior executive officers of Eastern Resorts until the earlier of the expiration of the remaining term of the employment period or until Mr. Harris becomes eligible for coverage under comparable plans of a subsequent employer; (vi) earned but unpaid base salary through the date of termination; and (vii) any unreimbursed business expenses and all payments, rights and benefits due under the terms of Eastern Resorts' employee and fringe benefit plans. Notwithstanding this, the Company will have the right to terminate Mr. Harris' employment agreement where pre-tax profits of Eastern Resorts fall below 75% of the Pre-Tax Profit Target for fiscal year 2000 or 2001 and Mr. Harris will only be entitled to the benefits had his employment terminated for Cause or other than Good Reason, that is (i) earned but unpaid base salary through the date of termination; (ii) earned but unpaid Target Annual Bonus for any completed fiscal year that ended prior to the date of termination; and (iii) any unreimbursed business expenses.

          Mr. Harris has agreed to preserve the confidentiality of information regarding Eastern Resorts. Mr. Harris has also agreed to preserve the non-compete and non-solicitation covenants detailed in his employment agreement for a maximum period of seven years with certain geographical limitations outlined in his employment agreement. A breach of such non-compete and non-solicitation covenants by either Mr. Harris or by Mr. Harris' wife, Karen Harris, will be treated as a breach of the agreement by Mr. Harris and Eastern Resorts will be entitled to equitable relief and all severance payments otherwise payable to Mr. Harris and discussed above, will cease. In the event of any controversy or claim arising out of, or relating to the agreement, the losing party will bear the cost of all reasonable attorney fees and expenses of both parties.


             BANKRUPTCY OF AFFILIATES AND RELATED-PARTY TRANSACTIONS

Bankruptcy Proceedings of Affiliated Companies and Related Litigation

          On March 29, 1996, BFG, BMDC and several of their respective affiliates filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. At the time the petitions were filed, BFG and BMDC together owned 88.9% of the Company's voting stock. As of September 30, 1998, the Estate, as successor to those entities, owned 80.1% of the Common Stock and all of the Series 2 Class A Redeemable Preferred Stock.

          The petitions were filed after (i) the U.S. Securities and Exchange Commission filed a civil complaint in the United States District Court for the Southern District of New York against BFG, BMDC, certain of their affiliates, and Patrick R. Bennett, the former Chief Financial Officer of BFG, and (ii) the U.S. Attorney for the Southern District of New York filed a criminal complaint in the same court against Mr. Bennett, alleging perjury and criminal violations of the antifraud provisions of the federal securities laws. The civil complaint alleged numerous violations of the antifraud provisions of the federal securities laws, based in part on allegations of sales of fictitious equipment leases, fraudulent misrepresentations to investors in private placements of debt securities, and misappropriation of corporate assets. On June 26, 1997, a federal grand jury issued a 43-count indictment (since expanded to more than 100 counts) against Mr. Bennett, his brother Michael, and two associates on charges ranging from conspiracy to obstruction of justice. Michael Bennett pleaded guilty in November 1998; he is awaiting sentencing. Patrick Bennett's criminal trial began on December 7, 1998 and has not been completed as of the date hereof.

          On April 18, 1996, the U.S. Trustee (a part of the U.S. Department of Justice) appointed, and the Bankruptcy Court approved, Richard C. Breeden as Trustee in bankruptcy for the Estate. In June 1996, the Trustee filed an adversary proceeding seeking more than $1 billion in damages from prior controlling stockholders of BFG and its affiliates and certain of their business associates, BFG's previous auditing firm and others. Numerous additional lawsuits have been filed since that time.

          In addition to the civil and criminal complaints described above, BFG and several of its affiliates, including Equivest and Resort Funding, are named as defendants in several federal and state class actions in which creditors of the Estate allege private damages stemming from the fraudulent transactions alleged in the civil and criminal complaints. The federal class actions were subsequently consolidated in the Consolidated Class Actions. In October 1998, the Trustee and class counsel for the plaintiffs in the Consolidated Class Actions signed an MOU to settle certain major litigation between the Estate and an insurance carrier for its leases. The MOU requires approval of both the District Court and the Bankruptcy Court, as well as satisfaction of certain other conditions. The Company has not participated in negotiations concerning the MOU, and it is not a party to the MOU. Pursuant to the MOU, the parties to the MOU have signed a settlement agreement which is to be submitted for approval of the Bankruptcy Court and the District Court. Among other things, the Settlement Agreement is contingent on our releasing one of the parties to the settlement agreement. If approved, the settlement agreement would provide for the dismissal with prejudice of Equivest and Resort Funding from the Consolidated Class Actions. As a result of the resolution of certain common legal issues, several related state actions will be barred, as well. We know of no other material litigation involving the alleged fraud described above that names Resort Funding or Equivest as a defendant.


Acquisition of Resort Funding

          Prior to BFG and BMDC filing the petitions for bankruptcy, the Company entered into an Agreement and Plan of Exchange with BFG and Resort Funding (the "Exchange Agreement"), which became effective as of February 16, 1996. Pursuant to the Exchange Agreement, the Company acquired all of the common stock of Resort Funding from BFG in exchange for the issuance to BFG of 10,000 shares of the Company's Series 2 Class A Redeemable Preferred Stock, and 3,000 shares of the Company's Series 2 Cumulative Convertible Preferred Stock. As a result of the Exchange Agreement and certain prior investments, BFG and BMDC acquired beneficial ownership of approximately 88.9% of the Company's voting stock, giving effect to the subsequent conversion of the Series 2 Cumulative Convertible Preferred Stock into Common Stock.

          To date, neither the Trustee nor any other party in interest to the Estate has challenged the Exchange Agreement or sought to consolidate the assets of the Company or Resort Funding into the Estate. The Company believes that it is unlikely that any party could successfully move to annul the Exchange Agreement or otherwise cause substantive consolidation of the Company or Resort Funding with the Estate. Nevertheless, no assurance can be given that this will be the case.


Certain Low-Interest Loans

          In September 1996, the Trustee submitted a motion to the Bankruptcy Court and, with the approval of the Bankruptcy Court, settled the claims of certain lenders against the Estate. The settlements required the lenders to make several Settlement Loans to the Company at favorable 0.5% to 4.0% interest rates. As of September 30, 1998, the outstanding balance on the Settlement Loans was approximately $22.8 million. The Company is obligated to pay the Estate an annual arrangement fee of 3% of the unpaid principal balance of the Settlement Loans. As part of these arrangements, the Company lent approximately $20 million of the proceeds from the Settlement Loans to the Estate on a non-recourse basis at 10% per annum. The Trustee pledged certain lease payment collateral to the Company to secure the loan. As of September 30, 1998, the balance outstanding on the Company's loan to the Estate was approximately $1.2 million.

Satisfaction of Related-Party Debt, Conversion of Preferred Stock and Payment of Stock Dividends

          The Company, as of December 31, 1996, owed BFG a total amount of $23.8 million in principal and accrued interest on several demand notes. The Company repaid this amount, together with $1.2 million in subsequently accrued interest, less certain set-offs, in November 1997, through the issuance of 4,645,596 shares of Common Stock to the Estate. The Bankruptcy Court subsequently adjusted the amount of certain set-offs applied by the Company and, as a result, the court corrected its determination of the amount of the Company's indebtedness to BFG upward by approximately $361,000. The Company satisfied this order by issuing an additional 67,113 shares of Common Stock to the Estate.

          On October 29, 1997, the Company also issued 7,500,000 shares of Common Stock to BFG upon conversion of 3,000 shares of Series 2 Cumulative Convertible Preferred Stock. On February 9, 1998, the Company issued 20,541 shares of Common Stock pursuant to a conversion of shares of Series 1 Class A 12 1/2% Cumulative Convertible Preferred Stock. After such conversion, all remaining outstanding shares of Series 1 Class A 12 1/2% Cumulative Convertible Preferred Stock were redeemed on February 13, 1998.

          Between October 1, 1997 and September 30, 1998, the Company issued a total of 254,722 shares of Common Stock in payment of dividends on its Series 2 Cumulative Convertible Preferred Stock and Series 2 Class A Redeemable Preferred Stock.


Transfer of Certain Assets

          On September 8, 1998, the Bankruptcy Court authorized the Trustee to transfer legal title owned by the Estate, and any and all claims or rights of the Estate to approximately $27 million of Consumer Loans and A&D Loans from the Estate to Resort Funding at no cost to the Company. The Court authorized the Trustee to execute any and all documents necessary to release all potential claims of the Estate in or to such assets. This order confirmed that Resort Funding was the equitable owner of those assets, for which Resort Funding had already paid full consideration. As part of its order, the Bankruptcy Court found that the Company and Resort Funding had satisfied in full the $25 million promissory note owed to the Estate.


Bankruptcy Court Approval of the Offering

          By an order dated September 24, 1998, the Bankruptcy Court approved the Trustee's motion to sell all shares of Common Stock held by the Estate in a registered public offering. If market conditions prevent the Estate from selling all of its shares of the Company in the Offering, Bankruptcy Court approval would be required for a partial sale. The sale will be subject to unanimous approval of a pricing committee consisting of the Trustee, two Equivest Directors, Mr. George Carmany and Mr. John Petty and two representatives of the Creditors' Committee. The Bankruptcy Court also authorized the Trustee to either
(i) exchange the 10,000 shares of Series 2 Class A Redeemable Preferred Stock into 1,860,465 shares of Common Stock, or (ii) sell the 10,000 shares of Series 2 Class A Redeemable Preferred Stock to the Company for a sum which is the multiple of 1,860,465 times the public offering price for the Common Stock minus the underwriter's discount. The Offering is intended to implement the sale approved by the Bankruptcy Court.

Stockholders' Agreement

          The Company, Karen Harris and Perry Harris are parties to a stockholders' agreement. Pursuant to the terms of this agreement, Mr. Harris may request registration under the Securities Act of the shares of Common Stock currently held by him, subject to the Company's right to postpone compliance with such request under certain circumstances. The stockholders' agreement also provides that Mr. Harris may not sell his shares of Common Stock prior to August 24, 1999, except that Mr. Harris may request to include up to 1,500,000 of his shares of Common Stock in the Company's first registered public offering of its Common Stock which commences after the date of the stockholders' agreement. The Company has the right to postpone compliance with that request under certain circumstances. Mr. Harris is a Selling Stockholder in the Offering and is selling 1,500,000 shares.

Trustee as Chairman, CEO and President of the Company

          Richard C. Breeden, who also serves as the Trustee, was elected as a director of the Company on October 2, 1997. He currently serves as the Company's Chairman, Chief Executive Officer and President. The Trustee agreed that, for so long as the Estate continued to own any shares of the Company, the Trustee would not vote such shares or exercise any other rights with regard to such shares without consultation with the Creditors' Committee and Bankruptcy Court approval. Following the Offering, the Estate will own no shares in the Company and thus should have no right to influence the Company's management directly.

          The bankruptcy proceedings involving the Estate, however, are likely to carry on through 1999 and to a lesser extent thereafter. Mr. Breeden will be the Trustee and, possibly, the liquidating trustee for the Estate throughout these proceedings. Accordingly, he will not be able to devote all of his energies to the affairs of the Company. Although Mr. Breeden does not expect that his responsibilities as Trustee or liquidating trustee will interfere with his duties for the Company, he will, from time to time, be called upon to devote his attention to the ongoing bankruptcy proceedings.

          In addition, Mr. Breeden, as Trustee, receives a commission of up to 3% of all funds he recovers for the Estate. This commission may apply to the proceeds to the Estate from the Offering.


Administrative Services Provided by Related Party

          Under an agreement which expired March 31, 1996, the Company paid TPC approximately $1,340,000 and $420,000 in 1995 and 1996, respectively, for various administrative services including billing, collection, legal and management services. In April 1996, the Company negotiated with TPC and hired all the employees responsible for such services from TPC. The Company currently receives administrative services from TPC relating to the mailing of invoices to customers for amounts due under Consumer Loans. The Company shares with TPC a computer system owned by TPC and pays TPC a fee.


Office Facilities

          The Company's five-year lease of its office facilities in Syracuse with an affiliate of BFG was terminated without penalty in 1997 when the Company relocated within the same property. Rent expense paid by the Company amounted to approximately $150,000 in 1997. The Company currently leases its office facilities from an affiliate of BFG on a month-to-month basis at a monthly rate of approximately $6,800.

          Pursuant to the proposed employment contract with Mr. Breeden, after the Offering the Company will sublet an office in Greenwich, Connecticut from Mr. Breeden at a monthly rate of approximately $4,100. This is the same price that Mr. Breeden pays the landlord under the existing lease agreement.

Loans to Eastern Resorts

          In 1995, Resort Funding entered into an A&D Loan and a Hypothecation Loan with Eastern Resorts for the development and construction of the Long Wharf Resort. At September 30, 1998, $6.4 million was outstanding under the Hypothecation Loan, which was the largest aggregate amount outstanding under such loan. At August 28, 1998, $5.9 million was outstanding under the A&D Loan. The largest aggregate amount outstanding under the A&D Loan was $6.2 million.

          In 1995, the Company advanced Eastern Resorts $750,000 on the A&D Loan. In the same year Eastern Resorts paid the Company $21,900 in interest and $0 in principal on the A&D Loan. In 1996, the Company advanced Eastern Resorts $1,499,200 under the A&D Loan and $1,795,000 under the Hypothecation Loan. In 1996, Eastern Resorts paid the Company $190,100 in interest and $686,400 in principal on the A&D Loan, and $54,200 in interest and $225,000 in principal on the Hypothecation Loan. In 1997, the Company advanced Eastern Resorts $5,264,200 under the A&D Loan and $3,471,000 under the Hypothecation Loan. In 1997, Eastern Resorts paid the Company $78,600 in interest and $1,734,900 in principal on the A&D Loan, and $286,400 in interest and $1,124,800 in principal on the Hypothecation Loan. In 1998 through the date of the acquisition, the Company advanced Eastern Resorts $2,222,800 under the A&D Loan and $3,611,900 under the Hypothecation Loan. In 1998 through the date of the acquisition, Eastern Resorts paid the Company $440,200 in interest and $1,399,900 in principal on the A&D Loan, and $357,000 in interest and $1,352,900 in principal on the Hypothecation Loan.


                           RESIGNATION OF ACCOUNTANTS

          On March 29, 1996, Mahoney Cohen Rashba & Pokart, CPA, PC ("Mahoney Cohen") sent a letter to BFG resigning as BFG's auditor and withdrawing its reports on all financial statements of BFG and its related entities, including Resort Funding. In its letter, Mahoney Cohen stated that such financial statements were based on, among other things, information supplied by Patrick Bennett and, in light of the allegations in the Civil Complaint, including allegations that Mr. Bennett had provided Mahoney Cohen with false and materially misleading information relating to BFG and BMDC, Mahoney Cohen had no choice but to withdraw its reports on such financial statements.

          Although there were no allegations in the civil complaint filed by the Securities and Exchange Commission that Mr. Bennett had provided false or materially misleading information regarding Resort Funding to Mahoney Cohen in connection with its reports on Resort Funding's financial statements, Mahoney Cohen nevertheless subsequently confirmed that its letter of resignation and withdrawal covered reports on financial statements of Resort Funding (formerly known as Bennett Funding International, Ltd.), as well. Prior to such resignation and withdrawal of reports, Resort Funding had no disagreements with Mahoney Cohen as to any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure, and Mahoney Cohen's reports on its financial statements did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

          On April 5, 1996, the Company received a letter from Puritz & Weintraub, its independent accountants, stating that such firm was resigning as the Company's auditor effective as of the date of such letter. The opinions of Puritz & Weintraub with respect to the financial statements of the Company for the periods ended August 31, 1994 and 1995 and December 31, 1995 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

          Such resignations were not recommended or approved by the Company's Board of Directors or any audit or other committee thereof.

          On January 24, 1997, Firley, Moran, Freer & Eassa, P.C. was appointed by the Company as its independent accounting firm. Since that time, there has been no disagreement as to any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure in the course of Firley Moran's auditing of the Company's financial statements for the three most recent fiscal years.

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

          The following summary of the instruments governing certain indebtedness of the Company does not purport to be complete and is qualified in its entirety by reference to such instruments, copies of which have been filed, or incorporated by reference, as exhibits to the Registration Statement of which this Prospectus is a part.


1997 Credit Facilities

          In November 1997, the Company obtained the 1997 Credit Facility from CSFBMC. The 1997 Credit Facility includes a $75 million facility to fund the Purchased Receivables and Hypothecation Loans and a $30 million facility to fund A&D Loans to developers. The Consumer Receivables Line has a two-year revolving period ending in November 1999 and a one-year payment period ending in November 2000. Outstanding balances bear interest at a floating rate (7.275% at September 30, 1998). The A&D Line has a two-year revolving term ending in November 1999 and a one-year payment period ending in November 2000. Outstanding balances bear interest at a floating rate (8.275% at September 30, 1998). At September 30, 1998, the Company had an outstanding balance of $60.6 million under the 1997 Credit Facility, with $45.3 million outstanding under the Consumer Receivables Line and $15.3 million outstanding A&D Line. The maximum borrowing amount under the 1997 Credit Facility was reduced by approximately $9.7 million in connection with the Long Wharf Resort Loan. This $9.7 million will again become available for borrowing under the 1997 Credit Facility, when the Long Wharf Resort Loan is repaid in full.

          Indebtedness under the 1997 Credit Facility is secured by the collateral assignment of mortgages on the resort properties, security agreements on the pledged receivables and by assignments of payments due on the collateral. In connection with the 1997 Credit Facility, the Company agreed to certain limitations on its operations and financial structure, including maintenance of specified collateralization, default rates with respect to pledged receivables, and tangible and overall net worth requirements. As consideration for extending the loans, CSFBMC also received a warrant exercisable for 125,000 shares of Common Stock at $3.50 per share, and for an additional 125,000 shares at $4.00 per share.


Bridge Loan

          In August 1998, the Company entered into the Bridge Loan with CSFBMC. The Bridge Loan provided the Company with up to $15 million to finance the cash portion of the purchase price of Eastern Resorts, of which the Company actually borrowed $12.1 million. The Bridge Loan bears interest at a floating rate equal to LIBOR plus 3.0% (8.375% at September 30, 1998) and had an initial maturity of December 11, 1998. As a result of negotiations with the Company, CSFBMC extended the maturity of the Bridge Loan to the earlier of the closing date of a registered public offering of the Company's Common Stock or June 11, 1999. Indebtedness under the Bridge Loan is secured by certain collateral, including all collateral pledged under the 1997 Credit Facility described above, security agreements on the pledged receivables, all outstanding capital stock of Eastern Resorts Company, all outstanding membership interests of its subsidiary, Eastern Resorts, and all unencumbered assets of the consolidated Eastern Resorts. In connection with the Bridge Loan, the Company agreed to certain limitations on its operations and financial structure, including maintenance of specified collateralization, and tangible and overall net worth requirements. As part of the consideration for providing the Bridge Loan, CSFBMC also received a warrant exercisable for 180,000 shares of Common Stock at $8.00 per share.

Long Wharf Resort Loan

          In August 1998, Eastern Resorts entered into the Long Wharf Resort Loan with CSFBMC for an amount of up to $11.5 million, at an interest rate of LIBOR plus 3.0% (8.375% at September 30, 1998). The Company actually borrowed approximately $9.7 million on this loan. The Long Wharf Resort Loan had an initial maturity of December 11, 1998. As a result of negotiations with the Company, CSFBMC extended the maturity of the Long Wharf Resort Loan to the earlier of the closing date of a registered public offering of the Company's Common

Stock or June 11, 1999. Proceeds from the loan were used to repay part of the 1997 Credit Facility and for working capital purposes. All amounts under the 1997 Credit Facility that were secured by the assets of Eastern Resorts were repaid. In addition to this repayment, the amount available for borrowing under the 1997 Credit Facility was reduced by the amount of the Long Wharf Resort Loan. As this loan is repaid, the amount available for borrowing under the 1997 Credit Facility increases by an amount equal to the amount repaid on the Long Wharf Resort Loan. The Long Wharf Resort Loan is secured by Eastern Resorts' interest in certain Mortgaged Real Property (as defined in the Long Wharf Resort Loan Agreement) and all present and future interest of Eastern Resorts in certain pledged receivables at the Long Wharf Resort. The Long Wharf Resort Loan also contains covenants which require, among other things, that Eastern Resorts maintain collateral and insurance policies, pay taxes, meet certain reporting requirements, comply with applicable regulations and indemnify CSFBMC against certain losses.

          As of August 28, 1998, the closing date of the Eastern Resorts acquisition, the Bridge Loan and the Long Wharf Resort Loan had a combined principal amount of $21.8 million. Through December 11, 1998, $9.5 million was repaid, and had a remaining aggregate balance of $12.3 million. This loan matures on June 11, 1999.


Indebtedness to Community Banks

          In connection with certain A&D Loans and Purchased Receivables, the Company assigns a portion of the collateral to one or more community banks as security for loans made by such banks to the Company. The community bank loans are made in some cases without recourse to the Company. In the event of a default by the developer borrower, the Company might have certain obligations to attempt to collect the defaulted amounts, but would otherwise have no obligation to repay the defaulted portion of the principal amount to the community banks, unless it subsequently collected from the defaulting developer.

          As of September 30, 1998, the Company's aggregate outstanding indebtedness to community banks on such community bank loans (excluding any amounts as to which the developer borrower was past due in payment) was $11.1 million.


Outstanding Promissory Notes

          In December 1996, Resort Funding exchanged $3.4 million of 8% bonds for unsecured promissory notes. These notes matured on December 1, 1998. The Company repaid approximately $1.6 million of these notes, and holders of the remaining notes agreed to extend the maturity of their notes for periods of three months to two years.


Certain Low-Interest Loans

          In September 1996, the Trustee submitted a motion to the Bankruptcy Court, and with the approval of the Bankruptcy Court, settled the claims of certain lenders against the Estate. The settlements required the lenders to make several Settlement Loans to the Company at favorable 0.5% to 4.0% interest rates. As of September 30, 1998, the outstanding balance on the Settlement Loans was approximately $22.8 million. The Company is obligated to pay the Estate an annual arrangement fee of 3% of the unpaid principal balance of the Settlement Loans. The Company lent approximately $20 million of the proceeds from the Settlement Loans to the Estate on a non-recourse basis at 10% per annum. The Trustee pledged certain lease payment collateral to the Company to secure the loan. As of September 30, 1998, the balance outstanding on the Company's loan to the Estate was approximately $1.2 million.

Dividends Payable

          As of the date of the Offering, the Company owed the Estate $150,000 in dividends on its Series 2 Class A Redeemable Preferred Stock. These dividends are payable in cash, Common Stock or additional Series 2 Class A Redeemable Preferred Stock.


Bentley Brook Acquisition & Development Loan

          In connection with the development of the Bentley Brook Mountain Club, Eastern Resorts entered into a revolving A&D Loan with Textron Financial Corporation (the "Bentley Brook A&D Loan"). Under the Bentley Brook A&D Loan, the Company may borrow up to $3 million and pays interest on outstanding amounts at 2% over the prime rate, payable in monthly installments. In addition, the Company must make a release payment to pay down principal on the loan in the amount of $2,600 for each timeshare interval sale. The Bentley Brook A&D Loan is secured by a first mortgage on two parcels of land on Jiminy Peak Mountain, personal property and a second mortgage on a third parcel.

          In connection with the Bentley Brook A&D Loan, the Company also granted Textron a right of first refusal with regard to (i) providing any further financing requires for improvements to specified parts of land at the Bentley Brook Mountain Club and (ii) financing, by purchase or hypothecation loans, of all Consumer Loans generated through sales of timeshare intervals in the units constructed on such specified land at the Bentley Brook Mountain Club. All amounts currently outstanding on the Bentley Brook A& D Loan are due to be repaid in full no later than December 20, 2000, subject to the Company's right to extend the loan's maturity date for 12 months, provided certain conditions are met.

                       PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information as of September 30, 1998 with respect to persons known to the Company to be the beneficial owners of more than five percent of the outstanding shares of Common Stock or Series 2 Class A Preferred Stock of the Company, and with respect to the beneficial ownership of the outstanding shares of Common Stock and Series 2 Class A Preferred Stock of the Company held by (i) each director or nominee for director, (ii) Thomas J. Hamel and Gerald L. Klaben (together, the "Named Executive Officers"), and (iii) the directors and the executive officers as a group. Except as otherwise noted below, each director and executive officer has sole voting and investment power with respect to the shares he or she owns. The table below regarding beneficial ownership of the Common Stock sets forth the number of shares of Common Stock that each beneficial owner is offering for sale in the Offering, as well as that person's beneficial ownership both prior to and after the Offering. The sale in the Offering of all shares held by Richard Breeden in his capacity as trustee of the Estate has been approved by the Bankruptcy Court. See "Bankruptcy of Affiliates and Related-Party Transactions."



                                                                           Shares to
                                           Beneficial Ownership             Be Sold         Beneficial Ownership After
               Name                          Prior to Offering            in Offering          Completion of Offering
               ----                          -----------------            -----------          ----------------------
                                          Shares        Percentage(1)        Shares        Shares             Percentage
                                          ------        -------------        ------        ------             ----------

Common Stock

Trustee(2)...........................    20,121,603        79.55%        20,121,603        --               --
Thomas J. Hamel(3)...................       150,000         0.59            --
George W. Carmany III................       --             --               --
R. Perry Harris (4)..................     3,200,000        12.65
John R. Petty........................       --             --               --
Gerald L. Klaben, Jr.(3) ............        37,500         0.15            --
All directors and executive officers
  (8 persons) as a group.............    23,509,103        92.95

Series 2 Class A Redeemable
Preferred Stock

Trustee..............................     10,000             100%           --

--------------
(1) The percentage ownership is based upon 25,293,206 shares, comprised of 25,105,706 shares of Common Stock issued and outstanding as of September 30, 1998, and options to purchase 187,500 shares of Common Stock granted pursuant to the 1997 Long-Term Incentive Plan that are exercisable within 60 days from the date hereof. These amounts do not include 25,532 shares issued to the Estate in payment of dividends and 67,113 shares issued to the Estate in the satisfaction of certain indebtedness in October 1998.
(2)  Richard C. Breeden, in his capacity as Trustee.
(3) Consists of options granted pursuant to the 1997 Long-Term Incentive Plan that are exercisable within 60 days from the date hereof.
(4) Includes 160,000 shares owned by his wife, Karen Harris, as to which Mr. Harris disclaims beneficial ownership.

                         SHARES ELIGIBLE FOR FUTURE SALE

          Upon completion of the Offering, the Company will have      shares of
Common Stock issued and outstanding (         if the Underwriter's over-
allotment option is exercised in full). Of these shares, the           shares
of Common Stock to be sold in the Offering will be freely tradable without restrictions or further registration under the Securities Act, except that shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144")) will be subject to the resale limitations of Rule 144. Of the remaining shares of Common Stock outstanding, will be "restricted securities" as the term is defined by Rule 144 (the "Restricted Shares"). In addition, at December 21, 1998, (i) 3,500,000 shares of Common Stock were reserved for issuance upon exercise of outstanding stock options pursuant to the 1997 Long-Term Incentive Plan at prices ranging from $1.00 to $5.05 per share, (ii) 430,000 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants at exercise prices ranging from $3.50 to $8.00 per share, and (iii) 1,860,465 shares of Common Stock were reserved for issuance upon conversion of the Series 2 Class A Redeemable Preferred Stock.

          The Company and Perry Harris are also parties to a stockholders' agreement, to which Karen Harris is also a party. Pursuant to the terms of such stockholders' agreement, Mr. Harris may request registration under the Securities Act of the shares of Common Stock currently held by him, subject to the Company's right to postpone compliance with such request under certain circumstances. The stockholders' agreement also provides that Mr. Harris may not sell his shares of Common Stock prior to August 24, 1999, except that Mr. Harris may request to include up to 1,500,000 of his shares of Common Stock in the Company's first registered public offering of its Common Stock which commences after the date of the stockholders' agreement. The Company has the right to postpone compliance with that request under certain circumstances. Mr. Harris is a Selling Stockholder in the Offering and is selling 1,500,000 shares.

          The Company and CSFBMC are parties to an agreement that provides for "piggy back" registration rights for the warrants and underlying Common Stock in connection with any registration statement filed by the Company as well as the right to demand registration of such warrants and common stock in certain eventS.

          In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed between the later of the date on which "restricted shares" (as that phrase is defined in Rule 144) were acquired from the Company and the date on which they were acquired from an "affiliate" of the Company (an "Affiliate," as that term is defined in Rule 144), then the holder of such restricted shares (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock or (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which restricted shares were acquired from the Company and the date on which they were acquired from an Affiliate, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. The foregoing description of Rule 144 is not intended to be a complete description thereof.

          Sales of significant amounts of the Common Stock, or the perception that such sales could occur, could have an adverse impact on the market price of the Common Stock. The Company, and its directors and officers (including Perry Harris) have agreed that during the period beginning on the date of the Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company that are substantially similar to the shares of the Common Stock or that are convertible or exchangeable into Common Stock or securities that are substantially similar to the shares of the Common Stock (other than pursuant to employee stock option plans existing, or on conversion or exchange of convertible or exchangeable securities outstanding, on the date of this

Prospectus) without the prior written consent of Credit Suisse First Boston Corporation, on behalf of the Underwriters, except for the shares of Common Stock offered in connection with the Offering. See "Underwriting."

                          DESCRIPTION OF CAPITAL STOCK

General

          The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $3.00 per share (the "Preferred Stock"). The following summary does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Certificate of Incorporation and the By-Laws of the Company currently in effect which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part, and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").


Common Stock

          Upon completion of the Offering, the Company will have      shares
of Common Stock outstanding (     if the Underwriter's over-allotment option is
exercised in full).

          Voting Rights. The Common Stock as a class is entitled to 80% of the votes in any election of directors and all other matters submitted to a vote of stockholders. The remaining 20% of the votes are held by the Series 2 Class A Redeemable Preferred Stock. Subject to the foregoing, each share of Common Stock entitles the holder thereof to one vote.

          Dividends. Each share of Common Stock has an equal and ratable right, subject to any preferential rights of any outstanding Preferred Stock, to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors. Delaware law generally requires that dividends are payable only out of the Company's capital surplus or current net profits in accordance with the DGCL. See "--Restrictions on Dividends."

          Liquidation. Subject to the rights of any holders of Preferred Stock outstanding, upon the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors.

          Other. The holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights and are not liable for further call or assessment. All of the outstanding shares of Common Stock are, and the Common Stock offered hereby will be, validly issued, fully paid and non-assessable.


Series 2 Class A Preferred Stock

          As of the date of this Prospectus, there are 10,000 shares of Series 2 Class A Preferred Stock outstanding.

          Rank. The Series 2 Class A Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank senior to all other series and classes of capital stock of the Company, whether such series and classes are now existing or are created in the future.

          Voting Rights. The holders of the Series 2 Class A Preferred Stock are entitled to vote on all matters presented to the stockholders of the Company for their vote. The Series 2 Class A Preferred Stock as a class holds 20% of the total number of votes of the Company, while 80% is reserved to the shares of Common Stock.

          Dividends. The Series 2 Class A Preferred Stock dividends are cumulative and payable quarterly when declared by the Company at the rate of $60.00 per annum per share, payable in cash, Common Stock or additional shares of Series 2 Class A Preferred Stock. Holders of shares of the Series 2 Class A Preferred Stock are entitled to receive the dividends in preference to and in priority over the holders of shares of the Common Stock, when and as declared by the Company.

          Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series 2 Class A Preferred Stock then outstanding will be entitled to be paid ratably out of the assets of the Company available for distribution to its stockholders after the payment or provision for any payment of amounts due to holders of securities ranking senior to the Series 2 Class A Preferred Stock in an aggregate amount in cash equal to $1,000 per share, plus all accrued and unpaid dividends, whether or not such accrued and unpaid dividends have been declared, before any payment may be made or any assets distributed to the holders of the Common Stock.

          Redemption. The Company may at its option any time after February 16, 2003, redeem the Series 2 Class A Preferred Stock in whole or in part at the $10 million liquidation value plus accrued and unpaid dividends.

          Other. By an order dated September 24, 1998, the Bankruptcy Court approved the Trustee's motion to either (i) exchange the 10,000 shares of Series 2 Class A Preferred Stock into 1,860,465 shares of Common Stock (completed on the basis of $5.375 per share), or (ii) sell the 10,000 shares of Series 2 Class A Preferred Stock to the Company for a sum which is the multiple of 1,860,465 times the public offering price for the Common Stock minus the underwriter's discount. The Company expects to purchase all outstanding Series 2 Class A Preferred Stock from the Estate immediately following the Offering.


Authorized Preferred Stock

          The Board of Directors of the Company has authorized 1,000,000 shares of Preferred Stock, of which only 10,000 shares are issued and outstanding. See "Series 2 Class A Preferred Stock" above. The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of the authorized but unissued Preferred Stock into one or more series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. There are no plans, agreements or understandings for the issuance of any new series of Preferred Stock at this time.

          The Company believes that the ability of the Board of Directors to issue one or more additional series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

          Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage a potential acquirer from making, without first negotiating with the Board of Directors, an acquisition attempt that would enable the potential acquirer to change the composition of the Board of Directors. This could discourage a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

Warrant and Rights

          As of the date of this Prospectus, 430,000 shares of Common Stock were reserved for issuance upon the exercise of outstanding warrants. Pursuant to the 1997 Credit Facilities, CSFBMC received a warrant exercisable for 125,000 shares of Common Stock at $3.50 per share and a warrant exercisable for 125,000 shares of Common Stock at $4.00 per share (collectively, the "1997 Warrants"). As part of the consideration for providing the Bridge Loan, CSFBMC also received a warrant exercisable for 180,000 shares of Common Stock at $8.00 per share (the "Bridge Loan Warrant"). The 1997 Warrants expire on November 14, 2002 and the Bridge Loan Warrant expires on July 18, 2003. The 1997 Warrants and the Bridge Loan Warrant may be exercised at any time prior to such expiration date, subject to certain restrictions.

          CSFBMC, as a warrant holder, may request registration under the Securities Act of the shares of Common Stock which were reserved for issuance upon the exercise of the 1997 Warrants and/or the Bridge Loan Warrant, subject to the right of the Company's underwriter to limit the number of shares so registered under certain circumstances.


Indemnification of Directors and Officers

          Section 145 of the DGCL ("Section 145"), in summary, empowers a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any suit or proceeding other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

          With respect to actions by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

          Article IX of the by-laws of the Company provides for the indemnification of officers and directors and certain other parties of the Company to the fullest extent permitted by law.


Limitations on Payment of Dividends

          Currently, the right of each share of Common Stock to receive dividends is subject to the preferential rights of the outstanding shares of Series 2 Class A Preferred Stock. As of the date of the Prospectus, there are 10,000 shares of Series 2 Class A Preferred Stock outstanding. So long as any shares of the Series 2 Class A Preferred Stock are outstanding, the Company may not declare, pay or set apart for payment, any dividend on any of the Common Stock or any other capital stock of the Company ranking junior to the Series 2 Class A Preferred Stock, unless prior to or concurrently with any such declaration, payment or setting apart for payment, all dividends accrued on the Series 2 Class A Preferred Stock have been paid or set apart for payment. As of September 30, 1998, the Company owed the Estate $150,000 in dividends on the Series 2 Class A Preferred Stock. Until such dividends have been paid in full, the Company is not permitted to pay dividends on its Common Stock.

          Additionally, the Company's obligations under the Bridge Loan Facility restrict the declaration or payment of dividends by the Company under certain circumstances so long as any portion of the Company's obligations under the Bridge Loan Facility remains unsatisfied. In addition, the Long Wharf Loan Facility and the 1997 Credit Facilities impose on the Company certain minimum net worth requirements that may limit the Company's abilities to declare or pay dividends. As of the date of the Prospectus, the Company is in compliance with its minimum net worth requirement obligations under each of the Bridge Loan Facility, the Long Wharf Loan Facility and the 1997 Credit Facilities.

          The Company has never paid dividends on its Common Stock. The Company intends to retain any future earnings to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The declaration and payment of dividends, as well as the amount thereof, is subject to the discretion of the Board of Directors of the Company and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.


Certain Voting Rights

          As long as any shares of the Series 2 Class A Preferred Stock remain outstanding, the Company will not, without the approval of at least 66 2/3% in voting power of shares of the Series 2 Class A Preferred Stock, (i) amend, alter or repeal any of the provisions of the statement establishing the Series 2 Class A Preferred Stock or the Restated Certificate of Incorporation, as amended, of the Company or authorize any reclassification of the Series 2 Class A Preferred Stock, amend, alter or repeal any of the provisions of the statement establishing the Series 2 Class A Preferred Stock of the Restated Certificate of Incorporation, as amended, of the Company, or authorize any reclassification of the Series 2 Class A Preferred Stock, so as in any such case to affect adversely the preferences, special rights or powers of the Series 2 Class A Preferred Stock, or authorize any capital stock of the Company ranking, either as to payment of dividends or upon liquidation, dissolution or winding up of the Company, prior to the Series 2 Class A Preferred Stock, or (ii) increase the authorized number of shares of Series 2 Class A Preferred Stock or create, or increase the authorized number of shares of, any other class of capital stock of the Company ranking on a parity with the Series 2 Preferred Stock either as to payment of dividends or upon liquidation, dissolution or winding up of the Company.


Stockholder Meetings and Action By Written Consent

          In order for stockholders to call special meetings, the Company's by-laws require the written request of holders of shares entitled to cast not less than 10% of all votes entitled to be cast at such meeting. Such provisions do not, however, affect the ability of the stockholders to submit a proposal to the vote of all stockholders of the Company in accordance with the by-laws.

          The by-laws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if such consent sets forth such action and is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at amending at which all shares entitled to vote thereon were present and voted.


Section 203 of the Delaware General Corporation Law

          Section 203 of DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10% or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock. A Delaware corporation, pursuant to a provision in its certificate of incorporation or by-laws, may elect not to be governed by Section 203 of the DGCL. The Restated Certificate of

Incorporation of the Company does not exclude the Company from the restrictions imposed by Section 203 of the DGCL and, as a result, the Company will be subject to its provisions upon consummation of the Offering.

          Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who could be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Restated Certificate of Incorporation of the Company does not exclude the Company from the restrictions imposed under
Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.


Registrar and Transfer Agent

          Continental Stock Transfer & Trust Company will act as Registrar and Transfer Agent for the Common Stock.

                                  UNDERWRITING

          Under the terms and subject to the conditions contained in an
Underwriting Agreement dated             (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation is acting as representative (the "Representative"), have severally but not jointly agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock.


                                                                Number
Underwriter                                                     of Shares
-----------                                                     ---------

Credit Suisse First Boston Corporation.......................


        Total................................................   ___________

          The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

          The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase
up to           additional shares at the public offering price less the
underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

          The Company and the Selling Stockholders have been advised by the Representative that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representative, to certain dealers at such
price less a concession of $      per share, and the Underwriters and such
dealers may allow a discount of $      per share on sales to certain other
dealers. After the public offering, the public offering price and concession and discount to dealers may be changed by the Representative.

          The following table summarizes the compensation to be paid to the Underwriters by the Company and the Selling Stockholders and the expenses payable by the Company and the Selling Stockholders.


                                                                                                  Total
                                                                                      Without              With
                                                                Per Share          Over-allotment     Over-allotment
                                                                ---------          --------------     --------------

Underwriting Discounts and Commissions paid
     by the Company........................................     $                 $                   $
Expenses payable by the Company ...........................     $                 $                   $
Underwriting Discounts and Commissions paid
     by the Selling Stockholders...........................     $                 $                   $
Expenses payable by the Selling Stockholders ..............     $                 $                   $

          The Representative has informed the Company that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

          The Company intends to use more than 10% of the net proceeds from the sale of the Common Stock to repay indebtedness owed by it to Credit Suisse First Boston Mortgage Capital LLC, an affiliate of the lead managing underwriter. Accordingly, the Offering is being made in compliance with the requirements of Rule 2710(C)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the public offering price of the stock may not be higher than that recommended by a "qualified independent underwriter" meeting
certain standards. Accordingly,                is assuming the responsibilities
of acting as the qualified independent underwriter in pricing the Offering and conducting due diligence. The public offering price of the Common Stock set forth on the cover page of this Prospectus is no higher than the price recommended by .

          The Company, its officers and directors and the Selling Stockholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of the Company or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus.

          The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

          Application will be made to list the Common Stock on The Nasdaq Stock Market's National Market.

          Prior to the Offering, the Common Stock has been listed on The Nasdaq Stock Market's SmallCap Market. Due to the low number of publicly held shares of Common Stock and other factors, the price of the Common Stock on The Nasdaq Stock Market's SmallCap Market may not be representative of the actual value of the Common Stock. The price to the public for the shares of Common Stock will be negotiated among the Company, the Selling Stockholders and the Representative, taking into account the level of public interest in the Common Stock. Such price will be based on, among other things, prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects for its industry in general, the management of the Company and the market prices for securities of companies in businesses similar to that of the Company.

          The Representative, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the Offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the Common Stock who are Underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the Common Stock until the time, if any, at which a stabilizing bid is made. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected in The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

          The public offering price for the Common Stock is subject to the approval of a pricing committee, including members appointed by the Bankruptcy Court.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

          The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.


Representations of Purchasers

          Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."


Right of Action (Ontario Purchasers)

          The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.


Enforcement of Legal Rights

          All of the issuer's directors and officers as well as the experts named herein and the Selling Stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or such persons outside of Canada.


Notice to British Columbia Residents

          A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

          Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

                                  LEGAL MATTERS

          Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York. Latham & Watkins, Los Angeles, California, is acting as counsel for the Underwriters in connection with the Offering.


                                     EXPERTS

          The Consolidated Financial Statements of Equivest as of December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997 included in this Prospectus have been audited by Firley, Moran, Freer & Eassa, P.C., independent auditor, as stated in its report appearing herein. The Consolidated Financial Statements of Eastern Resorts as of and for the years ended December 31, 1996 and 1997 included in this Prospectus have been audited by Donovan, Sullivan & Ryan, independent auditor, as stated in their report appearing herein. The financial statements of Equivest and Eastern Resorts have been included in reliance upon the report of each such firm given upon its authority as experts in accounting and auditing.


                              AVAILABLE INFORMATION

          The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (as amended, the "Registration Statement") of which this Prospectus is a part under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of such contract, agreement or other document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit. The Registration Statement (including the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street (Suite
1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this website is http://www.sec.gov. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the addresses set forth above.

                          INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Equivest Finance, Inc. and Subsidiaries                             Page

Independent Auditor's Report..............................................................................F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997, and
       as of September 30, 1998 (Unaudited)...............................................................F-3
Consolidated Statements of Operations for the years ended December 31, 1995, 1996 and 1997, and for the nine-month periods ended September 30, 1997 and 1998 (Unaudited)...............................................................................F-4
Consolidated Statements of Stockholders' Equity for the years ended
       December 31, 1995, 1996 and 1997, and for the nine-month period ended September 30, 1998 (Unaudited) ..............................................................F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1995,
       1996 and 1997, and for the nine-month period ended September 30, 1998 (Unaudited) .................F-7
Notes to Consolidated Financial Statements................................................................F-8

Consolidated Financial Statements of Eastern Resorts Company, LLC and Subsidiary

Independent Auditors' Report..............................................................................F-35
Consolidated Balance Sheets as of December 31, 1997 and 1996..............................................F-36
Consolidated Statements of Income and Members' Equity for the years ended
       December 31, 1997 and 1996.........................................................................F-37
Consolidated Statements of Cash Flows for the years ended December 31, 1997 and 1996......................F-38
Notes to Consolidated Financial Statements of Eastern Resorts.............................................F-39

Unaudited Condensed Consolidated Financial Statements of Eastern Resorts Company, LLC and
Subsidiary

Unaudited Condensed Consolidated Balance Sheets as of August 28, 1998 and 1997............................F-48
Unaudited Condensed Consolidated Statements of Income and Members' Equity for the
       periods January 1 to August 28, 1998 and 1997......................................................F-49
Unaudited Condensed Consolidated Statements of Cash Flows for the periods January 1 to August 28, 1998 and 1997........................................................................F-50
Notes to the Unaudited Condensed Consolidated Financial Statements of Eastern Resorts.....................F-51

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Equivest Finance, Inc.
Syracuse, New York


We have audited the accompanying consolidated balance sheets of Equivest Finance, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equivest Finance, Inc. and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ FIRLEY, MORAN, FREER & EASSA, P.C.

Syracuse, New York
February 20, 1998

                           CONSOLIDATED BALANCE SHEETS

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES


                                                                                  December 31,            September 30,
                                                                        ------------------------------- ----------------
                                                                              1996            1997            1998
                                                                        --------------- --------------- ----------------
                                                                                                           (Unaudited)
ASSETS

ASSETS
   Cash and cash equivalents........................................... $   4,037,201    $   4,620,479    $   2,504,676
   Receivables.........................................................   102,772,188      122,229,365      139,188,884
   Inventory...........................................................            --               --        9,506,048
   Deferred financing costs, net.......................................     3,859,554        4,125,972        3,867,659
   Cash--restricted....................................................     1,128,773          855,138        1,719,294
   Accrued interest receivable.........................................       425,471          341,107          857,654
   Deferred taxes......................................................       824,536        1,141,536              --
   Property and equipment, net.........................................         2,295           26,990        3,060,831
   Goodwill, net.......................................................            --               -        26,919,890
   Other assets........................................................       153,789          143,380        1,106,877
                                                                        -------------    -------------    -------------

      TOTAL ASSETS..................................................... $ 113,203,807    $ 133,483,967    $ 188,731,813
                                                                        =============    =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

   Accounts payable.................................................... $     715,698    $     434,072    $   1,336,655
   Accounts payable--related parties...................................       680,842           11,235               --
   Accrued expenses and other liabilities..............................       994,788          519,109        5,682,525
   Deferred taxes......................................................            --               -         1,686,464
   Notes payable.......................................................    82,942,196       99,961,357      128,364,965
   Notes payable--related party........................................    23,803,257               --               --
                                                                        -------------    -------------    -------------
      TOTAL LIABILITIES................................................ $ 109,136,781    $ 100,925,773    $ 137,070,609

SUBSEQUENT EVENTS, CONTINGENCIES AND COMMITMENTS

12.5% REDEEMABLE CONVERTIBLE PREFERRED STOCK...........................        29,745           29,745               --

STOCKHOLDERS' EQUITY
   Cumulative Redeemable Preferred Stock--Series 2 Class A, $3 par
      value; 15,000 shares authorized, 10,000 shares outstanding;
      $10,000,000 liquidation value.................................... $      30,000    $      30,000    $      30,000
   Cumulative Convertible Preferred Stock--Series 2, $3 par value;
      3,000 shares authorized, 3,000 shares outstanding--1996 and -0-
      shares outstanding-- 1997 and 1998...............................         9,000               --               --
   Common Stock, $.05 par value; 50,000,000 shares authorized,
      9,484,847 shares outstanding--1996, 21,834,443 shares
      outstanding--1997 and 25,105,706 shares outstanding-- 1998.......       474,243        1,091,723        1,255,286
Additional paid in capital.............................................     6,330,956       32,078,721       47,601,421
Retained earnings (deficit)............................................    (2,806,918)        (671,995)       2,774,497
                                                                        -------------    -------------    -------------
      TOTAL STOCKHOLDERS' EQUITY.......................................     4,037,281       32,528,449       51,661,204
                                                                        -------------    -------------    -------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................... $ 113,203,807    $ 133,483,967    $ 188,731,813
                                                                        =============    =============    =============

See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES


                                                                   Year ended December 31,                     Nine months ended
                                                                                                                 September 30,
                                                            1995             1996            1997           1997            1998
                                                      -------------------------------------------   ----------------   -----------
                                                                                                         (Unaudited)   (Unaudited)
REVENUE
   Interest ......................................   $ 11,022,331    $ 12,997,682    $ 15,109,185    $ 11,328,952    $ 15,010,759
   Gains on sales of contracts ...................      1,402,733         422,328          29,689          29,689              --
   Timeshare interval sales ......................             --              --              --              --       1,103,256
   Resort operations .............................             --              --              --              --       1,214,308
   Other income ..................................        769,544         843,349         825,612         175,640         867,982
                                                     ------------    ------------    ------------    ------------    ------------
                                                       13,194,608      14,263,359      15,964,486      11,534,281      18,196,305
COSTS AND EXPENSES
   Provision for doubtful receivables ............        794,322         178,543         925,000         225,000         649,710
   Interest ......................................      5,982,164       8,270,593       8,076,569       6,301,626       5,318,413
   Cost of vacation intervals sold ...............             --              --              --              --         272,835
   Debt related costs including amortization of
      financing costs ............................        847,507         903,613       1,063,377         768,977       1,336,769
   Goodwill amortization .........................             --              --              --              --          65,783
   Sales and marketing ...........................             --              --              --              --         567,524
   Resort management .............................             --              --              --              --         989,549
   General and administrative ....................      3,449,267       3,221,365       2,475,117       1,825,663       2,786,078
                                                     ------------    ------------    ------------    ------------    ------------
                                                       11,073,260      12,574,114      12,540,063       9,121,266      11,986,661
                                                     ------------    ------------    ------------    ------------    ------------
INCOME FROM CONTINUING OPERATIONS
   BEFORE PROVISION FOR INCOME TAXES .............      2,121,348       1,689,245       3,424,423       2,413,015       6,209,644

PROVISION FOR INCOME TAXES
   Current .......................................      1,132,992         195,000         510,000         270,000       2,272,000
   Deferred (credit) .............................       (537,602)       (166,000)       (317,000)        (90,000)         28,000
                                                     ------------    ------------    ------------    ------------    ------------
                                                          595,390          29,000         193,000         180,000       2,300,000
                                                     ------------    ------------    ------------    ------------    ------------
INCOME FROM CONTINUING OPERATIONS ................      1,525,958       1,660,245       3,231,423       2,233,015       3,909,644
LOSS FROM OPERATIONS OF DISCONTINUED
   SEGMENT (less applicable income taxes of $-0-).     (2,186,065)             --              --              --              --
                                                     ------------    ------------    ------------    ------------    ------------

NET INCOME (LOSS) ................................   $   (660,107)   $  1,660,245    $  3,231,423    $  2,233,015    $  3,909,644
                                                     ============    ============    ============    ============    ============

NET INCOME (LOSS) TO COMMON
   STOCKHOLDERS ..................................   $ (1,263,825)    $ 1,133,194    $  2,500,205    $  1,672,059    $  3,459,190
                                                     ============    ============    ============    ============    ============
EARNINGS PER COMMON SHARE
      Basic earnings per Common Share:
      Income from continuing operations ..........   $        .10    $        .12    $        .22    $        .18    $        .16
      Loss from operations of discontinued segment           (.23)             --              --              --              --
                                                     ------------    ------------    ------------    ------------    ------------

      Net income (loss) ..........................   $       (.13)   $        .12    $        .22    $        .18    $        .16
                                                     ============    ============    ============    ============    ============
      Diluted earnings per Common Share:

   Diluted earnings per Common Share:
      Income from continuing operations ..........   $        .05    $        .07    $        .15    $        .10    $        .15
      Loss from operations of discontinued segment           (.13)             --              --              --              --
                                                     ------------    ------------    ------------    ------------    ------------
   Net income (loss) .............................   $       (.08)   $        .07    $        .15    $        .10             .15
                                                     ============    ============    ============    ============    ============

See Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1996 and 1997


                                              Redeemable       Convertible
                                              Preferred         Preferred         Common Stock                            Retained
                                            Stock--Series 2      Stock--     ----------------------     Additional       Earnings
                                 Total          Class A         Series 2        Shares      Amount    Paid In Capital    (Deficit)
                             -------------- ---------------  --------------  ----------- ----------   ---------------  ------------
Balances, December 31, 1994  $ 2,826,220    $    30,000      $     9,000      9,344,810  $  467,241    $  6,120,241   $ (3,800,262)

Stock options exercised            2,500                                          1,000          50           2,450

Conversions of Debentures
   to Common Stock               162,050                                         90,230       4,462         157,588

Conversion of 12.5%
   Redeemable Preferred
   Stock                          53,167                                         48,807       2,490          50,677

Preferred stock dividends         (6,794)                                                                                   (6,794)

Net loss                        (660,107)                                                                                 (660,107)
                             -----------    -----------      -----------     ----------  ----------    ------------    ------------
Balances, December 31, 1995    2,377,036         30,000            9,000      9,484,847     474,243       6,330,956      (4,467,163)

Net income                     1,660,245                                                                                  1,660,245
                             -----------    -----------      -----------     ----------  ----------    ------------    ------------
Balances, December 31, 1996    4,037,281         30,000            9,000      9,484,847     474,243       6,330,956      (2,806,918)

Conversion of debt owed
   to related party           24,970,079                                      4,645,596     232,280      24,737,799

Conversion of Series 2
   Preferred Stock to
   Common Stock                       --                          (9,000)     7,500,000     375,000        (366,000)

Dividends on Series 2
   Preferred Stock paid
   in Common Stock shares             --                                         23,721       1,186          126,314      (127,500)

Dividends on Series 2 Class
   A Preferred Stock paid in
   Common Stock shares                --                                        180,279       9,014          959,986      (969,000)

Common Stock warrants
   issued                        289,666                                                                     289,666

Net income                     3,231,423                                                                                 3,231,423
                             -----------    -----------      -----------     ----------  ----------    ------------    ------------
Balances, December 31, 1997  $32,528,449    $    30,000      $        --     21,834,443  $1,091,723    $ 32,078,721   $   (671,995)
                             ===========    ===========      ===========     ==========  ==========    ============    ============

See Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES

                Nine months ended September 30, 1998 (Unaudited)



                                                        Redeemable
                                                         Preferred
                                                          Stock--          Common Stock             Additional      Retained
                                                          Series 2   ---------------------------     Paid In        Earnings
                                        Total             Class A       Shares          Amount       Capital        (Deficit)
                                    ------------    --------------  ------------   -------------   ------------   ------------
Balances, December 31, 1997         $ 32,528,449    $     30,000      21,834,443   $  1,091,723   $ 32,078,721    $   (671,995)
Dividends on 12.5% Redeemable
   Convertible Preferred Stock            (8,819)                                                                       (8,819)
Conversion of 12.5% Redeemable
   Convertible Preferred Stock to
   Common Stock                           21,930                          20,541          1,027         20,903
Dividends on Series 2 Class A
   Preferred Stock paid in Common
   Stock shares                             --                            50,722          2,536        301,797        (304,333)
Dividends declared on Series
   2 Class A Preferred Stock            (150,000)                                                                     (150,000)
Common Stock issued (see Note Q)      15,360,000                       3,200,000         160,000    15,200,000
Net income                             3,909,644                                                                     3,909,644
                                    ------------    ------------    ------------   ------------   ------------    ------------
Balances, September 30, 1998        $ 51,661,204    $     30,000      25,105,706   $  1,255,286   $ 47,601,421    $  2,774,497
                                    ============    ============    ============   ============   ============    ============


See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES

                                                                                                             Nine months ended
                                                                    Year ended December 31,                     September 30,
                                                         --------------------------------------------- ----------------------------
                                                              1995           1996            1997             1997          1998
                                                         --------------- ------------- --------------- --------------- ------------
                                                                                                          (Unaudited)   (Unaudited)
CASH FLOWS FROM (USED IN) OPERATING
  ACTIVITIES
    Net income from continuing operations                  $ 1,525,958    $ 1,660,245     $ 3,231,423     $ 2,233,015  $ 3,909,644
    Net loss from discontinued segment                      (2,186,065)
    Adjustments to reconcile net income (loss)
      to net cash from (used in) operating
      activities:
        Amortization and depreciation                          439,137        733,903       1,048,534         753,925    1,392,101
        Provision for doubtful receivables                   1,396,496        178,543         925,000         225,000      649,710
        Deferred tax (credit)                                 (537,602)      (166,000)       (317,000)        (90,000)      28,000
        Gains on sales of contracts                         (1,402,733)      (422,328)        (29,689)        (29,689)          --
        Changes in assets and liabilities,
          net of effects from purchase of
          Eastern Resorts:
          Other assets                                      (1,726,603)    (2,754,358)     (1,218,644)       (885,804)  (1,534,452)
          Inventory                                                 --             --              --              --      402,374
          Accounts receivable--related party                        --       (671,411)        163,025         (66,334)          --
          Restricted cash                                     (229,225)      (864,295)        273,635         (52,335)    (812,044)
          Accounts payable and accrued expenses              2,746,468     (3,815,884)      1,473,509        (186,012)   2,312,665
          Accounts payable--related parties                  2,150,150     (1,469,308)       (365,585)          1,532      (11,235)
                                                          -------------  -------------   -------------   --------------------------
NET CASH PROVIDED BY (USED IN)
      OPERATING ACTIVITIES                                   2,175,981     (7,590,893)      5,184,208       1,903,298    6,336,763

CASH FLOWS USED IN INVESTING ACTIVITIES
  Increase in receivables, net                             (49,421,487)   (17,433,818)    (25,745,306)    (14,030,108) (15,992,901)
  Increase in inventory, net                                        --             --              --              --     (766,237)
  Proceeds from sales of contracts                          18,568,111      6,966,882       1,206,870       1,206,870           --
  Sale (purchase) of equipment                                      --         22,951         (26,230)        (26,230)     (46,987)
  Purchase of Eastern Resorts, net of cash
    acquired of $908,031                                            --             --              --              --  (14,091,968)
                                                       ----------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                      (30,853,376)   (10,443,985)    (24,564,666)    (12,849,468) (30,898,093)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from recourse notes payable                      32,868,261     26,096,575      21,042,826       7,334,812   59,767,842
  Payments on recourse notes payable                        (5,093,969)   (15,944,991)    (14,092,955)     (9,266,832) (38,269,151)
  Proceeds from non-recourse notes payable                  24,689,900     36,785,065      23,821,115      16,258,116    2,498,753
  Payments on non-recourse notes payable                    (7,183,411)   (15,547,922)    (14,109,373)    (13,755,690)  (4,308,887)
  Loans to related party                                      (100,753)   (12,482,296)    (6,545,967)              --     (355,976)
  Payments on notes receivable--related party                       --      5,044,328       9,960,503       8,791,239    3,129,580
  (Payments on) proceeds from notes payable                 (1,332,655)       280,156        (112,413)             --           --
  Payments on redemption of preferred stock                         --             --              --              --       (7,815)
  Preferred stock dividends paid                                    --             --              --              --       (8,819)
  (Payments on) proceeds from loans payable--
    related party                                          (19,358,448)    (3,461,770)             --              --           --
  Proceeds from subordinated debt-related party              5,000,000             --              --              --           --
                                                          -------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                   29,488,925     20,769,145      19,963,736       9,361,645   22,445,527
                                                           ------------   ------------    ------------   ------------- ------------
     INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                          811,530      2,734,267         583,278      (1,584,525)  (2,115,803)

Cash and cash equivalents at beginning of period               491,404      1,302,934       4,037,201       4,037,201    4,620,479
                                                          -------------  -------------   -------------   --------------------------
CASH AND CASH EQUIVALENTS
     AT END OF PERIOD                                      $ 1,302,934    $ 4,037,201     $ 4,620,479     $ 2,452,676  $ 2,504,676
                                                           ============   ============    ============    ============ ============


See Notes to Consolidated Financial Statements.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information Pertaining to the Nine Months Ended September 30, 1997
                             and 1998 is Unaudited)

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business: Equivest Finance, Inc. (Equivest) and its subsidiaries (collectively, the "Company") is a lender, developer and operator in the timeshare industry. Equivest is a holding company. Through its wholly-owned subsidiary, Resort Funding, Inc. and its subsidiary, BFICP Corporation (collectively, "Resort Funding"), the Company provides financing to domestic and foreign timeshare resort developers (Resorts) which includes consumer lending for timeshare intervals, hypothecation loans to resort developers who pledge timeshare loans as collateral and resort acquisition and development lending. Through its wholly-owned subsidiary, Eastern Resorts Corporation and its subsidiary, Long Wharf Marina Restaurant, Inc. (collectively Eastern Resorts), the Company acquires and operates resort properties and markets and sells timeshare intervals in its own resorts in the New England area.

On August 28, 1998, Equivest entered into an Agreement and Plan of Merger with Eastern Resorts. In this transaction, Equivest acquired all of the capital stock of Eastern Resorts in exchange for $15,000,000 in cash and 3,200,000 shares of Equivest common stock together with the assumption of Eastern Resorts liabilities (see Note Q).

The Company is majority owned by The Bennett Funding Group, Inc. (BFG) and its affiliate, Bennett Management and Development Corporation (BMDC) which, together, own approximately 84% of the Company's voting shares.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Equivest Finance, Inc. and its subsidiaries, Equivest Capital Funding, Inc. (inactive), Resort Funding, Inc. and its subsidiary, BFICP Corporation, and as of August 28, 1998, Eastern Resorts Corporation and its subsidiary, Long Wharf Marina Restaurant, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Interim Financial Statements: The accompanying consolidated financial statements for the nine months ended September 30, 1997 and 1998 and related disclosures are unaudited. In the opinion of the Company, all adjustments necessary to fairly present the financial position, results of operations, and cash flows have been reflected in these financial statements.

The accompanying consolidated financial statements for the nine months ended September 30, 1998 include nine months of operations of Equivest and its subsidiaries, Resort Funding, Inc. and BFICP Corporation, and the operations of Eastern Resorts for the thirty-three days since acquisition. Consequently, the accompanying consolidated statement of income for the nine months ended 1998 is not necessarily indicative of an on-going twelve month accounting period.

Use of Estimates: The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from the Company's estimates.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and money market investment accounts. These accounts are maintained at several banks; nevertheless, several are concentrated credit risks because they customarily exceed the FDIC $100,000 insured limit.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information Pertaining to the Nine Months Ended
              September 30, 1997 and 1998 is Unaudited) (Continued)

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued


Allowance for Doubtful Receivables: Receivables have been reduced by an allowance for doubtful receivables. The allowance is an amount which management believes will be adequate to absorb possible losses on existing receivables. The evaluation considers past loss experience, known and inherent risks in the portfolio, adverse conditions that may affect the borrower's ability to repay, the estimated value of underlying collateral, and current economic conditions. Receivables less the collateral value are charged against the allowance when management believes that collectibility is unlikely.

The Company follows Statement of Financial Accounting Standards No 114 "Accounting by Creditors for Impairment of a Loan" (SFAS 114). Under SFAS 114, the allowance for doubtful receivables for loans identified as impaired is specifically determined using the loan's projected discounted cash flow or its net collateral value.

Because of uncertainties in the estimation process, it is at least reasonably possible that management's estimate of loan losses inherent in the loan portfolio and the related allowance will change in the near term. That amount cannot be estimated.

Inventory: Inventory is stated at the lower of cost or market and consists of unsold timeshare intervals available for sale and the cost of timeshare resorts under construction. Upon a sale of a timeshare interval, inventory is charged to cost of sales using the specific cost allocated to the interval. Timeshare intervals reacquired through repossession are placed back into inventory at the lower of their original historical cost basis or market value.

Deferred Financing Costs: Deferred financing costs represent unamortized expenses associated with issuing certain debt. Amortization of these costs is charged to operations on a straight-line basis over the term of the associated debt and does not differ materially from that computed using the effective interest method. The amortization of deferred financing costs amounted to $210,335 in 1995, $712,367 in 1996, $1,046,998 in 1997, and $752,861 and
$1,226,356 for the nine months ended September 30, 1997 and 1998, respectively.

Property and Equipment: Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which follow:

    Restaurant condominiums/office building/warehouse              39 years
    Computers                                                       5 years
    Marina                                                       7-10 years
    Furniture and fixtures                                          7 years
    Motor vehicles                                                  5 years
    Equipment                                                       7 years

Goodwill: This asset represents the excess of costs over net assets arising from the acquisition of the Eastern Resort Corporation. Goodwill is being amortized on a straight-line basis over forty years. Amortization of $65,783 was charged to operations during the nine months ended September 30, 1998.

Interest Income: The Company recognizes interest income on its outstanding loans receivables when earned using the interest method. The interest method recognizes income at a constant rate of interest when applied to the principal outstanding.

The accrual of interest on an impaired loan is discontinued when unpaid interest, together with the loan principal outstanding, exceeds the loan's projected cash flow or the loan's net collateral value.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information Pertaining to the Nine Months Ended
              September 30, 1997 and 1998 is Unaudited) (Continued)

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued


Gains on Sales of Contracts and Transfers of Assets: Gains on sales of contracts result from periodic sales of consumer receivables on a nonrecourse basis. The Company records gains to the extent net proceeds exceed the net investment in the consumer receivables sold. Proceeds from sales of consumer receivables were $18,568,111 in 1995, $6,966,882 in 1996, $1,206,870 in 1997, and $1,206,870 and
$-0- for the nine months ended September 30, 1997 and 1998, respectively.

Effective January 1, 1997 the Company adopted Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (SFAS 125). SFAS 125 became effective January 1, 1997 and covers the accounting for transfer and servicing of financial assets where the transferor has some continuing involvement with the assets transferred or with the transferee. Under this statement, when it applies, the Company will recognize the financial and servicing assets it controls and the liabilities it has incurred from the transfer; and will derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. There were no transfers subject to this statement during 1997 or the nine month period ended September 30, 1998.

Timeshare Interval Sales: Vacation interval sales are made in exchange for cash and mortgage notes receivable which are secured by a deed of trust on the vacation interval sold. The Company recognizes the sale of an interval under the accrual method. Revenues are recognized after a binding sales contract has been executed, a 10% minimum down payment has been received, and the statutory recession period has expired. If all criteria are met except that construction is not substantially complete, revenues are recognized on the percentage-of-completion basis.

Resort Operations: Revenues from resort operations primarily consist of (1) fees received for management services provided to several homeowner associations,
(2) revenues generated from renting unoccupied units on a transient basis, and
(3) revenues generated from restaurant operations.

Other Income: Other income primarily represents fees which are recognized as income when the Company performs the related service. These services include billing services for developers and loan commitments, chargebacks and collection fees charged to resorts.

Income Taxes: The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach to accounting for deferred income taxes. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in tax laws or rates. A valuation allowance is established as a reduction of deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings Per Share: The Company computes earnings per share under Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128). SFAS 128 supersedes Accounting Principles Board Opinion No. 15 and became effective for periods ending after December 15, 1997. Earnings per share for 1995 and 1996 have been restated to reflect SFAS 128. SFAS 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock (such as options, warrants and convertible securities) outstanding that trade in a public market. Those entities that have only common stock outstanding present basic

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information Pertaining to the Nine Months Ended
              September 30, 1997 and 1998 is Unaudited) (Continued)

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued


earnings per share amounts. All other entities present basic and diluted per share amounts. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations.

Stock-Based Compensation: The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Because the exercise price of employee stock options approximates the market price of the underlying stock on the date of grant, no compensation expense is recorded under APB 25. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123).

Segment Information: The Company became subject to segment information reporting when it acquired Eastern Resorts on August 28, 1998. Segment information, as disclosed in Note R, is presented in accordance with Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and interim financial reports. It also establishes standards for disclosures about products and services, geographic areas, and major customers.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information
           Pertaining to the Nine Months Ended September 30, 1997 and
                         1998 is Unaudited) (Continued)

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES


NOTE B--RECEIVABLES

Receivables consist of the following:


                                                         December 31,               September 30,
                                             -------------------------------------  -------------
                                                    1996               1997              1998
                                             ------------------  -----------------  -------------
Accounts receivable                          $   6,234,491       $   1,437,928      $   2,034,748
Notes and advance receivable                    90,307,500         119,210,250        139,167,716
Less allowance for doubtful receivables         (1,979,182)         (2,442,244)        (3,881,377)
                                             -------------       --------------     -------------
                                                94,562,809         118,205,934        137,321,087
Promissory note receivable                              --                  --            617,970
Accounts receivable--related party                 671,411                  --                 --
Notes receivable--related party                  7,537,968           4,023,431          1,249,827
                                             -------------       -------------      -------------
                                             $ 102,772,188       $ 122,229,365      $ 138,188,884
                                             =============       =============      =============

Accounts receivable primarily consist of: (1) amounts due from timeshare interval owners for maintenance and service charges which the Company remits to the resorts upon receipt, (2) the principal amount of unpaid and delinquent timeshare interval contracts which are receivable from resorts under the recourse provisions of applicable financing agreements, (3) amounts due from homeowner associations for management services rendered, (4) amounts due from renting unoccupied units on a transient basis, and (5) at December 31, 1996, an amount due from a bank in connection with its financing facility. Receivables are stated at their unpaid principal balances. Amounts due resorts for maintenance and service charges are included in accrued expenses and other liabilities.

Notes and advance receivables include: (1) amounts receivable from timeshare interval owners less holdbacks on funds advanced under certain contracts, (2) loans to resorts for acquisition and development of resort properties, (3) hypothecation loans to resorts secured by the resort's loans from timeshare interval owners, and (4) retained interests in receivables sold under securitization agreements. Interest rates on these receivables range from 10.5% to 18% per annum.

The following are the components of notes and advance receivable as of:



                                                         December 31,               September 30,
                                             -------------------------------------  -------------
                                                    1996               1997              1998
                                             ------------------  -----------------  -------------
Timeshare receivables                        $  66,201,329       $  91,101,627      $ 107,289,448
Less holdbacks                                 (12,385,961)        (17,320,018)       (17,475,637)
                                             -------------       -------------      -------------
                                                53,815,368          73,781,609         89,813,811
Resort receivables:
   Acquisition and development                  31,475,174          39,390,360         37,257,736
   Hypothecation loans                           1,569,968           5,275,456          9,049,950
   Other loans                                          --             762,825          3,046,219
                                             -------------       -------------      -------------
                                                33,045,142          45,428,641         49,353,905
Retained interest in securitized receivables     3,446,990                  --                 --
                                             -------------       -------------      -------------
                                             $  90,307,500       $ 119,210,250      $ 139,167,716
                                             =============       ==============     =============

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information
           Pertaining to the Nine Months Ended September 30, 1997 and
                          1998 is Unaudited)--Continued

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES



NOTE B--RECEIVABLES--Continued

Substantially all timeshare receivables purchased by the Company are collateralized by security interests in timeshare intervals and are with full recourse to the resort developers. Also, the Company's practice is to withhold approximately fifteen percent of the purchase price of each timeshare contract until the loan has been fully collected. The acquisition and development loans to resorts are collateralized by security interests in the resort properties and generally have the personal and/or corporate guarantees of the resort owners.

The promissory note receivable is due as a result of a recession and termination of an agreement with a corporation. Interest is paid monthly at a rate equal to the lesser of LIBOR plus 1.5% or prime rate. Principal is to be paid in five equal annual installments of $150,000 and will mature on February 2002.

Retained interests in securitized receivables at December 31, 1996 represent the discounted amount of collections from securitized receivables over the amounts due to investors in the securitizations. Realization of the carrying value amount is based on the declines during the period in the present value of the projected collections using the same discount rate as was appropriate at the time of securitization. The Company repurchased these receivables in 1997.

Accounts receivable--related parties of $671,411 at December 31, 1996 represents noninterest bearing advances made to affiliated entities prior to their bankruptcy. In 1997, the bankruptcy court ruled that the bankrupt entities would be consolidated for claims settlement purposes. As a result, these receivables were offset against amounts due to BFG as part of a recapitalization (see Note
C).

Notes receivable--related party is comprised of the following as of December 31, 1996 and 1997 and September 30, 1998:

                                                         December 31,               September 30,
                                             -------------------------------------  -------------
                                                    1996               1997              1998
                                             ------------------  -----------------  -------------
    Due from the bankruptcy Trustee          $   7,437,968       $   4,023,431      $   1,249,827
    Due from BMDC                                  100,000                  --                 --
                                             -------------       -------------      -------------
                                             $   7,537,968       $   4,023,431      $   1,249,827
                                             =============       =============      =============

The notes due from the bankruptcy Trustee bear interest at 10% per annum and are collateralized by third-party leases. These notes arose in 1996, 1997 and 1998 in connection with financing transactions renegotiated by the Trustee which are described in Note F. In the event of default, the Company can apply unpaid amounts to a fee payable to the Trustee in connection with these financing transactions.

The amount due from BMDC at December 31, 1996 was offset against amounts due to BFG as part of a recapitalization (see Note C).

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information
           Pertaining to the Nine Months Ended September 30, 1997 and
                          1998 is Unaudited)--Continued

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES


NOTE B--RECEIVABLES--Continued

The Company has classified certain resort loans as impaired under SFAS 114 at December 31, 1996, 1997 and September 30, 1998. The determination of impairment was made because the debtors had not made principal payments in accordance with their contractual agreements. The outstanding balance of impaired loans amounted to $5,315,117 and $10,132,607 at December 31, 1996 and 1997, respectively, and
$3,435,001 at September 30, 1998. The average outstanding amounts during 1996, 1997 and 1998 were $5,147,591, $9,765,342 and $3,435,001, respectively. The
Company has no allowance for losses specifically related to these loans because it believes the market value of the collateral exceeds its loan investment.

During 1996 and 1997 and the nine months ended September 30, 1997 and 1998, the Company recorded interest income on these loans of $666,850, $1,276,856, $943,156 and $338,635, respectively. Interest on the impaired loan is current through September 30, 1998.

Pursuant to an agreement between the Company and a debtor, interest on the impaired loan at September 30, 1998 is being deposited into an escrow account. As of September 30, 1998, the account balance was $301,422.

The activity in the allowance for doubtful receivables for the periods ended December 31, 1995, 1996, 1997 and September 30, 1997 and 1998 follows:

                                                              December 31,                         September 30,
                                                       1995              1996             1997            1997             1998
                                                       ----              ----             ----            ----             ----
Balance at beginning of period                    $ 1,295,977       $ 1,850,724       $ 1,979,182       $1,979,182       $2,442,244
Allowance related to the acqui-
  sition of Eastern Resort                                 --                --                --               --          792,631
Provision for doubtful receivables                  1,396,496           178,543           925,000          225,000          649,710
Charge-offs and recoveries, net                      (841,749)          (50,085)         (461,938)              --           (3,208)
                                                                    -----------       -----------       ----------      -----------

Balance at end of period                          $ 1,850,724       $ 1,979,182       $ 2,442,244       $2,204,182      $ 3,881,377
                                                  ===========       ===========       ===========       ==========      ===========

The Company's concentration of credit risk in its accounts and notes receivable is believed to be substantially mitigated by credit and evaluation procedures. The Company generally requires collateral and holdbacks on certain receivables and has set up reserves for potential credit losses which have been within management's expectations.

At September 30, 1998, the Company had agreements for resort development financing with 12 developers covering 22 timeshare resort complexes. As of September 30, 1998, one developer accounted for approximately 16% of the Company's receivable balance. The Company's consumer contract and hypothecation lending arises from these resorts and a limited number of other resort developments. At September 30, 1998, the Company was committed to lend approximately $16 million in funds for resort construction or renovation. The Company has also agreed to make hypothecation loans to, or purchase consumer timeshare interval contracts from, 60 resorts, subject to satisfactory underwriting approval of each individual consumer.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information
           Pertaining to the Nine Months Ended September 30, 1997 and
                          1998 is Unaudited)--Continued

                     EQUIVEST FINANCE, INC. AND SUBSIDIARIES



NOTE B--RECEIVABLES--Continued

Based on their maturity dates as of December 31, 1997, the notes and advance receivables are due during the years ending December 31, as follows:
1998--$25,310,490; 1999--$25,085,923; 2000--$28,149,408; 2001--$23,509,481; and
thereafter--$17,154,948.

Based on their maturity dates as of September 30, 1998, the notes and advance receivables are due during the three months ending December 31, 1998 and years ending December 31, as follows: 1998 (3 months) -- $6,984,602; 1999 --
$26,823,978; 2000 -- $20,425,536; 2001 -- $35,563,078; 2002 -- $22,272,131; 2003
-- $11,171,560; and thereafter -- $15,926,831.

NOTE C--RELATED PARTY TRANSACTIONS

Acquisition of Resort Funding: Equivest was in the business of financing auto insurance premiums primarily in Florida. In mid 1995, Equivest discontinued operating as an insurance premium finance company.

On February 16, 1996, Equivest entered into an Agreement and Plan of Exchange with BFG. In this transaction, Equivest acquired all of the capital stock of Resort Funding from BFG in exchange for $10,000,000 liquidation amount of Equivest Redeemable Preferred Stock and $3,000,000 liquidation amount of Equivest Convertible Preferred Stock. The Convertible Preferred Stock is convertible into 7,500,000 shares (approximately 44% of the outstanding shares after giving effect to the transaction) of Common Stock of Equivest. Another affiliated entity, BMDC also owned approximately 42% of the Common Stock of Equivest. Prior to the exchange transaction, BFG and BMDC owned approximately 75% of the Company's voting stock. Subsequently, they owned approximately 86% of the Company's voting stock. Because of the relationships among the parties, the Company accounted for the transaction as if it were a pooling of interest. The accompanying consolidated financial statements for the years ended December 1995 and 1996 include Resort Funding and subsidiary as if the transaction occurred on January 1, 1995.

Recapitalization: At December 31, 1996, the Company owed its parent company, BFG, a net total of $23,803,257 of which $23,712,688 was payable under unsecured demand notes bearing interest at 10 1/2% per annum.

Effective October 30, 1997, the Company increased its number of authorized shares of Common Stock from 10,000,000 to 50,000,000. The Company then issued 4,645,596 shares to BFG in full satisfaction of its indebtedness to BFG at November 24, 1997. The net liabilities which were satisfied totaled $24,970,079 and included the demand notes described above and accrued interest. The conversion price of $5.375 per share was determined using the average closing price of the Company's Common Stock for ten days preceding Board of Directors' approval of the transaction.

Concurrently, the Company issued 7,500,000 shares of Common Stock to BFG in exchange for the 3,000 outstanding shares of Cumulative Convertible--Series 2 Preferred Stock. The Preferred Stock was mandatorily convertible at the rate of 2,500 common shares to 1 preferred share when the Company had a sufficient number of authorized shares of Common Stock. As part of this transaction, the Company issued 23,721 shares of Common Stock to BFG in payment of cumulative dividends of $127,500 through October 31, 1997.

The $24,970,079 net liability was subsequently corrected by an increase of $360,732 which had been recorded as an accrued liability as of December 31, 1997. After final resolution with the Bankruptcy Court, and Board of Director approval, in December 1998 the Company issued an additional 67,113 shares of its Common Stock to BFG in payment of this liability.

Income and Expense: Interest income earned on the notes receivable from the bankruptcy Trustee amounted to $-0- in 1995, $61,467 in 1996, $625,511 in 1997, and $518,672 and $193,210 for the nine months ended September 30, 1997 and 1998, respectively.

Interest expense incurred on the related party debt amounted to $4,004,211 in 1995, $2,050,773 in 1996, $1,475,609 in 1997, and $1,452,862 and $-0- for the
nine months ended September 30, 1997 and 1998, respectively.

Other: The Company leases its office facilities from BFG. In 1997 its five year lease was terminated without penalty when the Company relocated within the same property. Currently rent is paid on a month-to-month basis ($6,782 per month) until a new lease agreement is finalized. Rent expense for the office facilities amounted to $136,422 in 1995, $161,213 in 1996, $146,399 in 1997 and $119,781
and $54,770 for the nine months ended September 30, 1997 and 1998, respectively.

The Company's Chief Executive Officer is the bankruptcy Trustee for BFG and BMDC (see Note H). He has received no compensation from the Company or the bankruptcy Estate for his duties at the Company.

Under an agreement which expired March 31, 1996, the Company paid BFG $1,335,020 in 1995 and $422,115 in 1996 for various administrative services including billing, collection, legal and management services. Subsequent to March 31, 1996, the Company receives administrative services from BFG related to billing consumer amounts due under timeshare interval contracts. This expense amounted to $85,871 in 1996, $63,500 in 1997 and $46,342 and $131,865 for the nine months ended September 30, 1997 and 1998, respectively.


NOTE D--RESTRICTED CASH

Restricted cash primarily consists of: (1) amounts on deposit at financial institutions as security under lending agreements, (2) deposits in accounts required under its financing and credit facilities, and (3) amounts in escrow required by a promissory note held by the Company.

NOTE E--PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 1996 and 1997 and September 30, 1998:


                                                                            December 31,               September 30,
                                                                            ------------               -------------
                                                                      1996                 1997               1998
                                                                      ----                 ----               ----
Land                                                             $       -0-           $      -0-         $    81,489
Building and improvements                                                -0-                  -0-           2,672,575
Furniture and equipment                                               2,665               28,895              336,218
                                                       --------------------- -------------------- -------------------
                                                                      2,665               28,895            3,090,282
Less accumulated depreciation                                           370                1,905               29,451
                                                       --------------------- -------------------- -------------------
Property and equipment, net                                      $    2,29$            $ 26,990           $ 3,060,831
                                                       ===================== ==================== ===================

Depreciation expense amounted to $-0- in 1995, $370 in 1996, $1,535 in 1997, and $1,064 and $27,546 for the nine months ended September 30, 1997 and 1998, respectively.


NOTE F--NOTES PAYABLE

Notes payable consist of the following:


                                                                           December 31,                September 30,
                                                                           ------------                -------------
                                                                   1996                 1997                  1998
                                                                   ----                 ----                  ----
$75,000,000 receivables financing facility                      $33,323,221         $43,956,667           $45,283,254

$30,000,000 resort acquisition  and development
financing facility, less unamortized discount of
$289,666 at December 31, 1997, and $208,197 at
September 30, 1998                                                       --          10,312,017            15,099,010

Acquisition indebtedness:
    $15,000,000 bridge loan                                              --                  --             8,671,807
    $11,500,000 mortgage and timeshare
    receivable loan                                                      --                  --             9,247,077

$7,500,000 revolving line of credit used to
finance resort acquisition and development; due
October 2001, payable in monthly installments at
a variable interest rate (10.25% at September 30,
1998)                                                                    --                  --             5,055,830
                                                        -------------------  -------------------         ------------
                                             Subtotal           $33,323,221         $54,268,684           $83,356,978

                                                                           December 31,                September 30,
                                                                           ------------                -------------
                                                                   1996                 1997                  1998
                                                                   ----                 ----                  ----
Balances brought forward                                        $33,323,221         $54,268,684            $83,356,978

Revolving line of credit facilities with aggregate
maximum borrowing of $7,635,645; used to
finance timeshare receivables; payable in monthly
installments through February 2000, with variable
interest rates ranging from 10.5% to 10.75% at
September 30, 1998                                                       --                  --             3,006,639

Collateralized notes payable to banks in monthly
installments through 2008 with interest ranging
from 8.82% to 11% per annum                                      20,902,915          10,176,221             7,994,199

Nonrecourse collateralized notes payable to banks
in monthly installments through 2001 with
interest ranging from 10.5% to 11% per annum                      6,441,959           6,154,357             4,344,223

Collateralized notes payable to banks and others
in monthly installments through 2004 with
interest from 1/2% to 4% per annum                               16,130,521          22,571,318            22,847,907

Fee payable to bankruptcy Trustee in connection
with arrangement of 1/2% to 4% notes payable
above, due in varying annual amounts                              2,627,440           3,387,066             3,411,308

Unsecured promissory notes payable maturing
December 1, 1998; interest at 8% per annum                        3,516,140           3,403,711             3,403,711
                                                              -------------        -------------       ---------------
                                                                $82,942,196         $99,961,357          $128,364,965
                                                              =============        =============       ===============


The receivables financing and credit facilities and the collateralized notes payable are collateralized by security agreements and assignment of payments due on timeshare contract notes receivable, notes receivable from resorts and, as further described below, third-party leases.

Receivable and Resort Acquisition and Development Financing Facilities: In November 1997 the Company obtained a $75 million credit facility from a bank to be used to fund the financing of timeshare receivables. The facility has a two-year revolving period ending in November 1999 and a one-year payment period ending in November 2000. Outstanding balances bear interest at a floating rate (7.275% at September 30, 1998). In this transaction, the bank took an assignment of the Company's previous $50 million purchase/pledge financing facility. This facility provides that qualifying contract notes receivable can be either securitized and sold to the bank without recourse or used as collateral for borrowings. In connection with the assignment, the Company repurchased receivables previously sold to the predecessor bank at the outstanding principal balance of $6,404,619. Currently, no securitization and sale transactions have taken place. The Company and the bank intend that the additional $25 million provided by the facility will be used to fund hypothecation loans to resorts.

The Company also obtained a $30 million credit facility from the bank to be used to fund acquisition and development loans to resorts. It has a two-year revolving term ending in November 1999 and a one-year payment period ending in November 2000. Outstanding balances bear interest at a floating rate (8.275% at September 30, 1998). In connection with this transaction, the bank received warrants for the purchase of 250,000 shares of the Company's Common Stock as described in Note L. The warrants were valued at $289,666. This has been accounted for as a discount in consideration for making the loan and is being amortized as interest expense over the loan term.

The agreements contain both specific and general covenants including maintenance of specific collateralization and default rates with respect to pledged receivables and tangible and overall net worth requirements.

Acquisition Indebtedness: In August 1998 the Company borrowed approximately $12,100,000 under a $15,000,000 loan agreement. The proceeds were used for the purchase of 100% of the outstanding capital stock and interest of Eastern Resorts. In connection with this transaction, the bank received warrants for the purchase of 180,000 shares of the Company's Common Stock as described in Note L. It was determined that the warrants had no value for accounting purposes at the date of grant. The loan is collateralized by a first priority lien on any and all unencumbered assets of Eastern Resorts and Resort Funding, Inc.'s equity in certain notes receivable totaling $9.4 million.

Additionally, the Company borrowed approximately $9,700,000 under an $11,500,000 loan agreement. The proceeds enabled Eastern Resorts to pay off amounts it owed to Resort Funding for timeshare and acquisition and development financing. The loan is collateralized by a first priority mortgage lien on real property, liens on personal property and assignment liens on certain timeshare notes receivable and their proceeds.

The loans had an initial maturity date of December 11, 1998 but were extended to June 11, 1999. Outstanding balances bear interest at a floating rate (8.375% at September 30, 1998). The agreements contain affirmative covenants including, but not limited to, submission of financial statements, maintenance of minimum net worth and quarterly net income. The agreement also contains negative covenants which restrict the Company, including its subsidiaries, from incurring debt, disposing of collateral and declaring or paying dividends.

1/2% to 4% Collateralized Notes Payable: Beginning in November 1996, the Company has obtained financing at favorable interest rates from banks and others who were creditors of affiliates which had filed for bankruptcy protection as described in Note H. The bankruptcy Trustee arranged this financing and borrowed part of the proceeds from the Company in order to settle the bankrupts' obligations with those creditors. The notes receivable from the related bankrupts are collateralized by third-party leases owned by the affiliated entities and timeshare contracts. As part of these financing arrangements, the Company assigned its collateral interest in the third-party leases to these lenders. As consideration for the financing, the Company will pay a fee to the bankrupt Trustee based on an annual rate of approximately 3% of the unpaid principal balance of the loans. The Company is recognizing this fee as interest over the various loan terms.

Unsecured Promissory Notes Payable: The unsecured promissory notes payable matured on December 1, 1998. The Company is paying $1,583,904 of these notes and holders of the remaining notes totalling $1,819,807 agreed to extend the maturity of their notes for periods of three months to two years.

Subsequent maturities of notes payable as of December 31, 1997 for the years ending December 31 are: 1998-- $9,613,674; 1999--$6,841,613; 2000--$61,965,122;
2001--$6,460,492; 2002--$5,674,112; and thereafter -- $9,406,344.

Subsequent maturities of notes payable as of September 30, 1998 for the three months ending December 31, 1998 and years ending December 31 are: 1998 (3 months) -- $3,269,619; 1999 -- $27,937,703; 2000 -- $70,535,668; 2001 --
$8,615,832; 2002 -- $11,141,633; 2003 --$5,642,462; and thereafter $1,222,048.

NOTE G--INCOME TAXES

The consolidated provisions for income taxes included in the accompanying Statements of Operations consist of the following for the years ended December 31, 1995, 1996, and 1997 and for the nine months ended September 30, 1997 and 1998:

                                                                  December 31,                                September 30,
                                                                  ------------                                -------------
                                                      1995             1996             1997              1997              1998
                                                      ----             ----             ----              ----              ----
Current provision:
  Federal                                       $   852,508  $          --          $  72,000    $          --          $ 1,691,000
  State                                             280,484          195,000          438,000            270,000            581,000
                                                -----------        ---------        ---------        -----------        -----------
                                                  1,132,992          195,000          510,000            270,000          2,272,000

Deferred provision (benefit):
  Federal                                          (537,602)          31,000         (280,000)           (37,000)            44,000
  State                                                  -0         (197,000)         (37,000)           (53,000)           (16,000)
                                                -----------        ---------        ---------        -----------        -----------
                                                   (537,602)        (166,000)        (317,000)           (90,000)            28,000
                                                -----------        ---------        ---------        -----------        -----------

                                                $   595,390        $  29,000        $ 193,000        $   180,000        $ 2,300,000
                                                ===========        =========        =========        ===========        ===========

The provisions for income taxes are less than amounts computed by applying the statutory rate (34%) to income before income taxes for the following reasons:

                                                                  December 31,                                September 30,
                                                                  ------------                                -------------
                                                      1995             1996             1997              1997              1998
                                                      ----             ----             ----              ----              ----
Income taxes at statutory
  rates                                           $ 720,000        $ 589,000        $ 1,164,000        $ 820,000        $ 2,111,000
State income taxes, net of
  federal income tax benefit                        185,000          129,000            264,000          178,000            373,000
Reduction of valuation
  allowance                                        (268,000)        (714,000)        (1,307,000)        (807,000)          (233,000)
Alternative minimum tax                                --               --               72,000             --                 --
Other items                                         (41,610)          25,000               --            (11,000)            49,000
                                                  ---------        ---------        -----------        ---------        -----------

Provision for income taxes                        $ 595,390        $  29,000        $   193,000        $ 180,000        $ 2,300,000
                                                  =========        =========        ===========        =========        ===========

The Company had valuation allowances for its net operating loss carryforwards because there was no assurance that the Company would generate sufficient taxable earnings to utilize the unrestricted loss carryforwards before they expired. Management believes that all other net deductible temporary differences will reverse during periods in which the Company generates net taxable income.

The changes in the valuation allowance for 1995, 1996, 1997, and the nine months ended September 30, 1997 and 1998 were attributed to:

                                                                  December 31,                                September 30,
                                                                  ------------                                -------------
                                                      1995             1996             1997              1997              1998
                                                      ----             ----             ----              ----              ----

Increase in (reduction of)
  operating loss carryforwards                      $ 740,000        $(534,000)       $(1,306,096)       $(807,000)       $(232,615)

Revaluation of allowance for
  deferred state income taxes                            --           (180,000)              --               --               --

Revaluation of recovery of other
  temporary differences                              (268,000)            --                 --               --               --
                                                    ---------        ---------        -----------        ---------        --------
Net increase (decrease) in
  valuation allowance                               $ 472,000        $(714,000)       $(1,306,096)       $(807,000)       $(232,615)
                                                    =========        =========        ===========        =========        =========


Net deferred tax assets (liabilities) included in the accompanying balance sheets are comprised of the following at December 31, 1996 and 1997 and September 30, 1998:

                                                                   December 31,                September 30,
                                                                   ------------                -------------
                                                             1996               1997                1998
                                                             ----               ----                ----
    Deferred tax assets:
      Receivable allowance                                 $  694,408      $  888,822           $  1,059,243
      Net operating loss carryforwards                      1,539,521         232,615                     --
      AMT credit                                                   --          97,438                     --
      State income taxes, net of federal benefit              130,128         155,276                     --
                                                          ------------      ----------          -------------
                                                            2,364,057       1,374,151              1,059,243
    Valuation allowance                                    (1,539,521)       (232,615)                    --
                                                          ------------      ----------          -------------
    Deferred tax assets                                       824,536       1,141,536              1,059,243

    Deferred tax liabilities:
      Installment sale receivables                                 --              --              2,335,993
      Deferred financing costs                                     --              --                155,026
      State income taxes, net of federal benefit                   --              --                250,140
      Other                                                        --              --                  4,548
                                                           ----------      -----------          -------------
      Deferred tax liabilities                                     --          --                  2,745,707
                                                           ----------      -----------          -------------

    Net Deferred Tax Asset (Liability)                     $  824,536      $1,141,536           $ (1,686,464)
                                                           ==========      ==========           =============

As described in Note Q, Equivest entered into an Agreement and Plan of Merger with Eastern Resorts as of August 28, 1998. Prior to that time Eastern Resorts was a Subchapter S corporation. As a result of the merger, the Subchapter S status of Eastern Resorts was terminated. Consequently, Equivest recorded a $2,800,000 deferred tax liability as part of the purchase accounting to reflect the difference between the tax basis and book basis of acquired installment receivables.

The Company has federal net operating loss carryforwards of approximately $684,000 at December 31, 1997 which will be fully used in 1998.

NOTE H--CONTINGENCIES AND COMMITMENTS

On March 28, 1996, the Company's majority owners (BFG and BMDC) were named in a series of suits filed by the Securities and Exchange Commission. On March 29, 1996, both entities and several other of their affiliates filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Those companies are currently being managed for the benefit of their creditors by the Court appointed bankruptcy Trustee. The ultimate impact of these events on the Company's business and operations is not presently determinable.

The Company has been named with BFG and its affiliates in two class action type claims brought in connection with investments made by the claimants through BFG or its other affiliates. The complaints have not yet been answered and it is too early to assess the likelihood of an unfavorable outcome. One action has been stayed by an order of the Bankruptcy Court and the other will likely be stayed.

The Company is a defendant in a legal action filed by a former officer and director of the Company against the Company and other parties containing numerous allegations and claiming compensatory damages in excess of $1,100,000, interest and costs. The Company believes that it has meritorious defenses to the allegations and intends to vigorously defend the lawsuit.

The Company is a defendant in a claim for payment of unclaimed property under Florida abandoned property law of approximately $402,000. It arose in connection with a premium finance business previously carried on by Equivest. The Company does not dispute the amount but approximately $325,000 of the claim had been held by the Company before enactment of the law in 1990. The Company intends to contest the claim for that portion and has recorded a liability of $77,000 for the balance. No assessment of the Company's position can be made at this time.

The Company has employment agreements with three of its executive officers that provide for lump sum severance payments and accelerated vesting of options upon termination of employment under certain circumstances including change of control, as defined. The Company's minimum payment obligation under the severance provisions of these agreements was $1,033,000 at December 31, 1997 and $2,220,000 at September 30, 1998.

The Company has management agreements with homeowners' associations at several of its timeshare resorts. Under these agreements the Company is required to provide administrative, accounting, maintenance, security, utilities and professional services; provide insurance coverage and pay real estate and personal property taxes. In exchange for these services the Company is reimbursed for costs incurred and receives a management fee for the services provided. These contracts expire at various dates through January 2001.


NOTE I--12.5% REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company has authorized 1,000,000 shares of 12.5% Redeemable Convertible Preferred Stock with a par value of $3 per share. Each share of this issue of preferred stock was convertible into 2.81 shares of Common Stock at any time until August 26, 2006. The Company had an option to redeem the shares at $4 per share at any time prior to that date. At December 31, 1996 and 1997, 9,915 shares were outstanding. The Company redeemed this preferred stock effective February 13, 1998 and all cumulative undeclared and unpaid dividends ($8,819) were paid.

NOTE J--CUMULATIVE REDEEMABLE PREFERRED STOCK

The parent company (BFG) is the holder of this issue. It is entitled to the number of votes which equals 20% of the total number of voting shares of the Company's stock after taking into account both Common and Convertible Preferred Stock. In the event of liquidation, these shares have a liquidation value of $1,000 per share ($10,000,000 in total) plus all accrued and unpaid dividends. The Company may, at its option any time after February 16, 2003, redeem this stock in whole or in part at its liquidation value plus accrued and unpaid dividends. Dividends on this issue are cumulative and payable quarterly when declared by the Company at the rate of $60 per annum per share. The Company issued 180,279 shares of Common Stock in payment of cumulative dividends of $969,000 through September 30, 1997. On March 31, 1998 the Company issued 50,722 shares of Common Stock in payment of cumulative dividends of $304,333 through March 31, 1998. At September 30, 1998, the cumulative unpaid dividends amounted to $300,000 of which $150,000 was paid in October 1998 by issuing 25,532 shares of Common Stock.


NOTE K--FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 "Disclosure about Fair Value of Financial Instruments" (SFAS 107) requires the disclosure of the estimated fair value of on and off balance sheet financial instruments. A financial instrument is defined by SFAS 107 as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or to receive cash or another financial instrument from a second entity on potentially favorable terms.

Fair value estimates are made at a point in time, based on relevant market data and information about the financial instrument. SFAS 107 specifies that fair values should be calculated based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible income tax ramifications, estimated transaction costs that may result from bulk sales, or the relationship between various financial instruments. Fair values for the Company's financial instruments are based on judgments regarding current economic conditions, interest rate characteristics, loss experience and other factors. Many of these estimates involve uncertainties and matters of significant judgement and cannot be determined with precision. Therefore, the calculated fair value estimates cannot always be sustained by comparison to independent markets and in most cases, would not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the instruments.

Fair value estimates do not include anticipated future business or the values of assets, liabilities and customer relationships that are not considered financial instruments. Other assets and liabilities that are not considered financial instruments include deferred taxes, deferred financing costs and accounts payable and accrued expenses. Accordingly, the estimated fair value amounts of financial instruments do not represent the entire value of the Company.

Cash and Restricted Cash: The carrying amounts reported in the balance sheets are their estimated fair values since the amounts are payable on demand.


Accounts and Notes Receivable: The estimated fair value of accounts and notes receivable were developed using estimated cash flows and maturities based upon contractual interest rates and historical experience and discounting those cash flows using current market interest rates. The Company's carrying amount and fair value of accounts and notes receivables are summarized as follows:

                                         December 31,              September 30,
                                         ------------              -------------
                                    1996             1997              1998
                                    ----             ----              ----
Carrying amount             $94,562,809      $118,205,934      $137,321,087
Fair Value                  $94,562,809      $121,071,554      $139,563,377

The carrying value of the Company's commitments to lend as disclosed in Note B approximates their fair value. The carrying amount of the promissory note receivable outstanding at September 30, 1998 is its estimated fair value based on current market rates.

It was not practicable to estimate the fair values of the notes receivable--related party because of the nature of the indebtedness and resultant excessive cost to estimate their fair values.

Notes Payable: The fair value of notes payable were estimated using rates available to the Company at December 31, 1996 and 1997 and September 30, 1998 for similar debt and remaining maturities. The carrying amount and fair value of notes payable were summarized as follows:

                                         December 31,              September 30,
                                         ------------              -------------
                                    1996             1997              1998
                                    ----             ----              ----
     Carrying amount        $82,942,196      $99,961,357       $128,364,965
     Fair Value             $77,229,196      $96,363,881       $125,162,849

Notes Payable--Related Party: It was not practicable to estimate the fair value of these notes outstanding at December 31, 1996 because of the nature of the indebtedness and resultant excessive cost to estimate their fair values.

12.5% Redeemable Convertible Preferred Stock: It is not practicable, because of cost, to determine the estimated fair value of this relatively small amount outstanding.

NOTE L--STOCK OPTIONS AND WARRANTS


Stock Options: At September 30, 1998, the Company has two stock-based compensation plans which are described in greater detail below. The Company applied APB Opinion No. 25 and related interpretations in accounting for its plans. Using these criteria, no compensation cost has been recognized for the stock option portion of the plans. Had compensation cost been determined for the Company's stock option portion of the plans, based on the fair value at the grant dates for awards under those plans consistent with the alternative method set forth under SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                    Year ended          Nine months ended
                                                                   December 31,            September 31,
                                                                   ------------            -------------
                                                                       1997           1997             1998
                                                                       ----           ----             ----
    Net income (loss):
      As reported                                                   $3,231,423       $2,233,015       $3,909,644
      Pro forma                                                      3,213,423        2,224,923        3,774,644
    Net income (loss) per common share:
        As reported                                                        .22              .18              .16
        Pro forma                                                          .21              .18              .15
    Weighted average fair value of
      options granted under the 1997
      Incentive Long-Term Plan                                             .68              .68              .68

The fair value of each option grant is estimated on the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions used for grants in 1997-- dividend yield of -0-%, expected volatility of 2.96%, risk-free interest rates of 6.26%, and an expected life of 4 years.

An August 24, 1998 employment agreement with an officer provided for annual option grants if the Company reaches certain pretax income as defined in the agreement. The agreement has a five-year term with successive one- year renewals at the election of the parties as set forth in the agreement. It provides for the issuance of options covering (1) 30,000 common shares if the Company reaches at least 100%, but less than 125%, of the pretax income target, and (2) 60,000 common shares if the company reaches 125% of the target, for any fiscal year under the agreement. Options granted will have an exercise price of the fair market value of the common shares on the date of grant and will expire ten years from the date granted. They will vest at a rate of 20% per year.

1988 Stock Option Plan: The Company has a stock option plan which reserves 100,000 shares of Common Stock. The Plan provides that no options may be granted after September 1, 1999. There were no options granted, cancelled or exercised during 1996, 1997 or 1998 and there were no options outstanding at December 31, 1996 and 1997 or September 30, 1998.

1997 Long-Term Incentive Plan: The 1997 long-term incentive plan (1997 Plan) became effective September 1, 1997. Under the Plan, nonqualified and incentive stock options may be granted to employees and directors as detailed in the Plan. The exercise price for the options shall be determined by the compensation committee of the Board of Directors. At September 30, 1998 the maximum number of shares of Common Stock which may be issued under the 1997 Plan is 1,600,000. However, in December 1998 the Company increased the maximum to 3,500,000 shares. The term of the Plan is ten years; however, the Board of Directors may discontinue the plan at its discretion.

The following table summarizes information concerning outstanding and exercisable options:

                                                                                Shares of              Weighted
                                                                               Common Stock            average
                                                                           Available      Under       exercise
                                                                          for option     option         price
                                                                          ----------     ------         -----
    Balance at January 1, 1996 and
      December 31, 1996                                                     100,000           --      $    --

    Shares reserved under 1997 Plan                                       1,600,000           --           --

    Granted                                                                (858,100)     858,100         3.28
                                                                         -----------    --------  ------------

    Balances at December 31, 1997
      and September 30, 1998                                                841,900      858,100        $3.28
                                                                        ===========     ========   ===========

The following table summarizes information concerning currently outstanding and exercisable options:


                                                    Exercise Prices
                                                    ---------------
                                                 $1.00           $5.05
                                                 -----           -----
Number outstanding                              375,000         483,100

Remaining contractual life, in years                3.7             9.3

Number exercisable                                   --              --

Common Stock Warrants: In November 1997, the Company issued warrants to purchase 250,000 shares of Common Stock to a bank in connection with the credit facility as described in Note F. The warrants may be exercised at any time prior to November 2002, in whole or in part and in any order, by purchasing 125,000 shares at $3.50 per share and 125,000 shares at $4.00 per share. None of these warrants were exercised in 1997 or in the nine months ended September 30, 1998.

In August 1998 the Company issued Warrants to purchase 180,000 shares of Common Stock to a bank in connection with the acquisition indebtedness Note F. The Warrants may be exercised at any time prior to July 18, 2003, in whole or in part and in any order at an exercise price of $8.00 per share. These Warrants were outstanding at September 30, 1998.

NOTE M--EARNINGS PER COMMON SHARE

Pursuant to SFAS 128, a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations follows:


                                                           Income (loss)          Shares             Per-Share
                                                            (Numerator)        (Denominator)          Amount
                                                            -----------        -------------          ------
For the Year Ended December 31, 1995:
     Income from continuing operations                   $   1,525,958
     Less:  preferred stock dividends                         (603,718)
                                                         --------------

     Basic earnings per share:
         Income from continuing operations
              available to common stockholders                 922,240            9,484,847          $    .10
                                                                               ============
     Loss from operations of discontinued segment           (2,186,065)           9,484,847              (.23)
                                                         --------------        ============          ---------
     Net loss available to common stockholders           $  (1,263,825)           9,484,847          $   (.13)
                                                         ==============        ============          ---------

     Diluted earnings per share:
         Income from continuing operations
              available to common stockholders           $     922,240            9,484,847
         Effect of dilutive securities:
              Cumulative Convertible--Series 2
              preferred stock                                       --            7,500,000
                                                         -------------         ------------
         Income from continuing operations available
              to common stockholders plus assumed
              conversions                                      922,240           16,984,847          $    .05
                                                                               ============
     Loss from discontinued operations                      (2,186,065)          16,984,847              (.13)
                                                         ---------------       ============         ---------
     Net loss available to common stockholders plus      $  (1,263,825)          16,984,847          $   (.08)
         assumed conversions                             ===============       ============          =========

The 12.5% Redeemable Convertible preferred stock was not included in the computation of diluted earnings per share for 1995 since it would have resulted in an anti-dilutive effect.


NOTE M--EARNINGS PER COMMON SHARE--Continued
                                                                  Income (loss)         Shares             Per-Share
                                                                   (Numerator)       (Denominator)          Amount
                                                                   -----------       -------------          ------
For the Year Ended December 31, 1996:
     Net Income                                                   $ 1,660,245
     Less:  preferred stock dividends                                (527,051)
                                                                  -----------
     Basic earnings per share:
          Income available to common stockholders                   1,133,194            9,484,847          $   .12
                                                                  -----------                               =======
     Effect of dilutive securities:
         Cumulative Convertible--Series 2 preferred stock                                7,500,000
         12.5% Redeemable Convertible preferred stock                   3,718               27,861
                                                                  -----------            ---------
     Diluted earnings per share:
         Income available to common stockholders plus
              assumed conversions                                 $ 1,136,912           17,012,708          $   .07
                                                                  ===========           ==========          =======

For the Year Ended December 31, 1997:
     Net Income                                                   $ 3,231,423
     Less: preferred stock dividends                                 (731,218)
                                                                  -----------
     Basic earnings per share:
         Income available to common stockholders                    2,500,205           11,582,587          $   .22
                                                                                                            =======
     Effect of dilutive securities:
         Cumulative Convertible--Series 2 preferred stock             127,500            6,226,027
         12.5% Redeemable Convertible preferred stock                   3,718               27,861
         Warrants                                                                            9,154
         Stock options                                                                      68,273
                                                                  -----------           ----------
     Diluted earnings per share:
         Income available to common stockholders plus
              assumed conversions                                 $ 2,631,423           17,913,902          $   .15
                                                                  ===========           ==========          =======



NOTE M--EARNINGS PER COMMON SHARE--Continued
                                                                  Income (loss)        Shares            Per-Share
                                                                   (Numerator)      (Denominator)         Amount
                                                                   -----------      -------------         ------
For the Nine Months Ended September 30, 1997:
     Net Income                                                   $ 2,233,015
     Less: preferred stock dividends                                 (560,956)
                                                                  -----------

     Basic earnings per share:
         Income available to common stockholders                    1,672,059            9,484,847          $   .18
                                                                                                            =======
     Effect of dilutive securities:
         Cumulative Convertible--Series 2 preferred stock             112,500            7,500,000
         Stock options                                                                      69,404
         12.5% Redeemable Convertible preferred stock                   2,789               27,861
                                                                  -----------           ----------
     Diluted earnings per share:
     Income available to common stockholders plus assumed
         conversions                                              $ 1,787,348           17,082,112          $   .10
                                                                  ===========           ==========          =======

For the Nine Months Ended September 30, 1998:
     Net Income                                                   $ 3,909,644
     Less: preferred stock dividends                                 (450,454)
                                                                  -----------
     Basic earnings per share:
         Income available to common stockholders                    3,459,190           22,272,673          $   .16
                                                                                                            =======
     Effect of dilutive securities:
         12.5% Redeemable Convertible preferred stock                                        4,490
         Warrants                                                                           91,005
         Stock options                                                                     380,751
                                                                  -----------           ----------
     Diluted earnings per share:
         Income available to common stockholders plus
             assumed conversions                                  $ 3,459,190           22,748,919          $   .15
                                                                  ===========           ==========          =======

The Company granted options to purchase 483,100 shares of Common Stock at $5.05 per share during the year ended December 31, 1997. These options were not included in computing the diluted per share data because to do so would have resulted in increasing the earnings per share data as compared to the amounts reported for the basic per share data.

In August 1998, the Company issued Warrants to purchase 180,000 shares of Common Stock at an exercise price of $8.00 per share. These Warrants were not included in computing the diluted per share data because to do so would have resulted in increasing earnings per share data as compared to the amounts reported for the basic per share data.

NOTE N--SUPPLEMENTAL CASH FLOWS INFORMATION

The following supplemental cash flow information is provided for interest and income taxes paid and for noncash transactions during the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998:


                                                               December 31,                          September 30,
                                              -------------------------------------------------------------------------
                                                   1995           1996            1997           1997           1998
                                              ------------------------------ ------------------------------------------
Interest paid                                  $  4,581,982 $  6,223,101    $  6,779,790   $  6,257,046   $  4,896,215
Income taxes paid                                   290,256      124,682         338,000        338,000        617,000
Noncash transactions:
 Conversion of debentures in 1995
  and related party debt in 1997 to
  Common Stock                                      162,050           --      24,970,079           --              --
 Payment of dividends on Series 2
  Preferred Stock with shares of
  Common Stock                                           --           --       1,096,500           --              --
 Issuance of Common Stock
  warrants in consideration of credit
  agreement                                              --           --         289,666           --              --
 Conversion of preferred stock to
  Common Stock                                       53,167           --           9,000           --           21,930
 Common Stock issued as part of
  Eastern Resort's purchase                   $          -- $         --    $         --   $       --      $15,360,000


NOTE O--DISCONTINUED SEGMENT

In May 1995 Equivest discontinued its insurance premium finance business. Total 1995 revenues from the premium finance business have been included in the caption "Net Loss From Operations of Discontinued Segment" and amounted to $1,842,551. No income tax benefit resulted from the loss because it occurred prior to the actual date of the exchange described in Note C. Equivest and Resort were members of different consolidated groups for federal income tax filing purposes, and Equivest had no prior year income available for operating loss carryback purposes.


NOTE P--PROPOSED SALE OF COMMON STOCK

Shares of Common Stock held by certain stockholders, including the shares held by BFG and BMDC, and additional shares of previously unissued Common Stock are in the process of registration for proposed sale to the public. Depending upon the success of the Company's Offering, the Company intends to use its net proceeds to repurchase its Series 2 Class A Redeemable Preferred Stock, to repay certain existing indebtedness, for working capital and other corporate purposes.

NOTE Q--PURCHASE OF EASTERN RESORTS

On August 28, 1998, the Company acquired Eastern Resorts Corporation (Eastern) which is a developer of timeshare resorts in the New England area. The transaction was accounted for as a purchase and, accordingly, the operating results of Eastern have been included in the Company's consolidated financial statements since the date of acquisition. The purchase price of $57.6 million was comprised of cash of $15 million, 3.2 million shares of the Company's Common Stock, assumption of certain liabilities of $25.8 million and $1.4 million of costs of the acquisition. The funds used were mostly provided by a short-term bridge loan from a bank (see Note F). The purchase price exceeded the fair value of net assets acquired by approximately $27 million, which is being amortized on a straight line basis over 40 years.

The following unaudited pro forma consolidated results of operations for the year ended December 31, 1997 and for the nine months ended September 31, 1998 assumes the Eastern Resorts acquisition occurred as of January 1, 1997 and 1998, respectively:


                                   December 31,         September 30,
                                      1997                  1998
                                      ----                  ----
Net revenue                        $34,685,000           35,024,000
Net income                           3,190,000            4,446,000
Earnings per share:
  Basic                                $.17                 $.16
                                       ====                 ====
  Diluted                              $.12                 $.16
                                       ====                 ====

The pro forma amounts reflect the results of operations for the Company, the acquired business and the elimination of revenues and costs and expenses between the Company and Eastern Resorts. The pro forma results do not necessarily represent results which would have occurred if the acquisition had actually taken place on the basis assumed above, nor are they indicative of the results of future combined operations.


NOTE R -- SEGMENT INFORMATION

As a result of the acquisition of Eastern Resorts on August 28, 1998 the Company has two reportable segments which are strategic business units that offer different products and services within the timeshare resort industry. Each segment is managed separately because each business requires different business strategies. The Company provides financing to resorts which includes consumer lending for timeshare intervals, hypothecation loans to resort developers and resort acquisition and development loans. The resort development segment acquires, develops and operates resort properties and markets and sells timeshare intervals in its own resorts.

The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies. Interest expense is based on the specific debt incurred by each segment. Intersegment interest is based on interest rates which are similar to those with third parties. Management evaluates the performance of each segment based on profit or loss from operations before income taxes.

Financial information with respect to each reportable segment follows for the nine months ended September 30, 1998:


NOTE R--SEGMENT INFORMATION--Continued
                                                   Financing             Resort Development                Total
                                                   ---------             ------------------                -----
Revenues from external
  customers                                    $     867,982                $ 2,317,564               $   3,185,546
Intersegment revenues                                111,802                         --                     111,802
Interest revenues                                 15,010,759                         --                  15,010,759
Interest expense                                   5,168,944                    186,290                   5,355,234
Depreciation and                                   1,314,109                     12,209                   1,326,318
amortization
Segment profit                                     6,402,678                    326,635                   6,729,313
Segment assets                                   154,058,055                 41,558,956                 195,617,011
Expenditures for segment
  assets                                                  --                     46,987                      46,987
Other significant non-cash
  items:
  Provision for doubtful
    receivables                                      649,710                         --                     649,710

The following schedules are presented to reconcile amounts in the foregoing segment information to the amounts reported in the Company's consolidated financial statements:


Revenue
   Total revenue of reportable segments                          $  18,308,107
   Intersegment revenue                                               (111,802)
                                                               ---------------
            Consolidated revenue                                 $  18,196,305
                                                                 =============
Profit
   Total profit of reportable segments                          $    6,729,313
   Unallocated corporate expenses                                     (519,669)
                                                               ---------------
            Consolidated income from continuing operations
              before provision for income taxes                 $    6,209,644
                                                                ==============
Assets
   Total assets of reportable segments                            $195,617,011
   Segment accounts receivable eliminated in consolidation          (7,940,769)
   Other unallocated amounts                                         1,055,571
                                                                --------------
                                                                   $188,731,813


NOTE R--SEGMENT INFORMATION--Continued

Reconciliation of Other Significant Items
-----------------------------------------
                                              Reportable Segments            Reconciling Items           Consolidated Amounts
                                              -------------------            -----------------           --------------------
Interest Revenue                                 $15,010,759                            --                   $15,010,759
Interest Expense                                   5,355,234                      $(36,821)                    5,318,413
Expenditures for assets                               46,987                            --                        46,987
Depreciation and
  amortization                                     1,326,318                            --                     3,326,318
Provision for doubtful
  receivables                                        649,710                            --                       649,710

The reconciling item to adjust interest expense is the amount of interest incurred on the 12,100,000 business acquisition loan, which is not included in segment information.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------





To the Members
Eastern Resorts Company, LLC
Newport, Rhode Island


We have audited the accompanying consolidated balance sheets of Eastern Resorts Company, LLC and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income and members' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eastern Resorts Company, LLC and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ DONOVAN, SULLIVAN & RYAN

Westwood, Massachusetts
March 5, 1998

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

ASSETS
------

                                                                              1997                  1996
                                                                        ---------------       --------------
ASSETS
   Cash                                                                   $     998,142        $     888,447
   Mortgage notes receivable, net                                            13,804,065           12,145,417
   Promissory note receivable                                                   750,000              702,549
   Receivable - other                                                           497,633              715,050
   Inventory and construction-in-progress                                     8,942,301            2,270,862
   Property and equipment, net                                                1,661,678            1,437,780
   Deposits                                                                      55,480               43,300
   Other assets                                                                 264,604              274,858
                                                                         --------------       --------------

                                                                            $26,973,903          $18,478,263
                                                                            ===========          ===========


LIABILITIES AND MEMBERS' EQUITY
-------------------------------


LIABILITIES
   Notes payable                                                            $18,954,301          $13,031,132
   Accounts payable                                                             744,124              476,608
   Accrued expenses and withholdings                                            559,374              416,354
   Customer deposits                                                             41,846               51,157
                                                                        ---------------      ---------------

   TOTAL LIABILITIES                                                         20,299,645           13,975,251
                                                                           ------------         ------------

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY                                                               6,674,258            4,503,012
                                                                          -------------        -------------

                                                                            $26,973,903          $18,478,263
                                                                            ===========          ===========


                             See accompanying notes.

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
              CONSOLIDATED STATEMENTS OF INCOME AND MEMBERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                     --------------------------------------



                                                                               1997                          1996
                                                                            -----------                  ------------
REVENUES
   Sales of time intervals                                                  $ 8,635,564                  $  7,062,085
   Resort operations                                                          6,701,503                     6,106,539
   Food and beverage sales                                                    1,354,579                     1,295,168
   Interest                                                                   2,602,250                     2,346,984
   Miscellaneous                                                                 82,515                       110,073
                                                                            -----------                  ------------
                                                                             19,376,411                    16,920,849
                                                                           ------------                    ----------


COSTS AND EXPENSES
   Cost of time intervals                                                     1,927,672                     1,491,636
   Selling                                                                    3,868,349                     3,507,181
   Resort operations                                                          6,046,060                     5,367,481
   Cost of food and beverage sales                                            1,301,349                     1,245,234
   General and administrative                                                 1,782,221                     1,617,777
   Interest                                                                   1,395,310                     1,274,641
   Bad debt expense                                                             353,204                       532,701
                                                                            -----------                  ------------
                                                                             16,674,165                    15,036,651
                                                                            -----------                  ------------


INCOME FROM OPERATIONS
                                                                              2,702,246                     1,884,198

OTHER INCOME
   Gain on sale of development rights                                                 -                     1,618,659
                                                                            ------------                 ------------

NET INCOME                                                                    2,702,246                     3,502,857

MEMBERS' EQUITY, BEGINNING OF YEAR                                            4,503,012                     1,302,155

MEMBERS' DRAWINGS                                                              (531,000)                     (302,000)
                                                                            -----------                  ------------

MEMBERS' EQUITY, END OF YEAR                                                $ 6,674,258                  $  4,503,012
                                                                            ===========                  ============



                             See accompanying notes.

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                     --------------------------------------


                                                                                1997                    1996
                                                                            -----------             -----------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                               $ 2,702,246             $ 3,502,857
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Gain on sale of development rights                                               -              (1,618,659)
     Promissory note receivable increase - imputed interest                     (47,451)                (22,406)
     Receivable - other, increase - imputed interest                            (32,583)                (26,534)
     Depreciation                                                                83,922                  43,342
   Changes in operating assets and liabilities:
     Increase in mortgage notes receivable, net                              (1,658,648)             (1,181,614)
     Decrease in inventory                                                    1,301,230               1,128,434
     (Increase) decrease in deposits                                            (12,180)                 94,238
     Decrease (increase) in other assets                                         10,254                (124,700)
     Increase (decrease) in accounts payable                                    267,516                (351,164)
     Increase in accrued expenses and withholdings                              143,020                  14,422
     (Decrease) increase in customer deposits                                    (9,311)                 35,612
                                                                            -----------             -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                     2,748,015               1,493,828
                                                                            -----------             -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Additions to construction-in-progress                                     (1,392,518)             (1,849,883)
   Purchase of property and equipment                                          (237,820)               (133,551)
   Proceeds from receivable - other                                             250,000                 250,000
                                                                            -----------             -----------

NET CASH USED BY INVESTING ACTIVITIES                                        (1,380,338)             (1,733,434)
                                                                            -----------             -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from debt                                                         6,231,001               6,870,778
   Payments of debt                                                          (6,957,983)             (5,724,781)
   Members' drawings                                                           (531,000)               (302,000)
                                                                            -----------             -----------

NET CASH (USED) PROVIDED BY
 FINANCING ACTIVITIES                                                        (1,257,982)                843,997
                                                                            -----------             -----------

NET INCREASE IN CASH                                                            109,695                 604,391

CASH, BEGINNING OF YEAR                                                         888,447                 284,056
                                                                            -----------             -----------

CASH, END OF YEAR                                                           $   998,142             $   888,447
                                                                            ===========             ===========


                             See accompanying notes.

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued


Nature of Business - Eastern Resorts Company, LLC (the "Company") a limited liability company was formed on October 4, 1994 and commenced operations as of February 1, 1995, under the laws of the State of Rhode Island. The latest date on which the limited liability company is to dissolve is December 31, 2023. The Company acquires and operates real estate properties in Newport and Jamestown, Rhode Island, and Hancock, Massachusetts, and sells and finances timeshare interests in these properties primarily to customers in New England.

Basis of Accounting - The Company presents its financial statements on the accrual basis of accounting in compliance with generally accepted accounting principles.

Basis of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Long Wharf Marina Restaurant, Inc. Intercompany transactions and balances have been eliminated in consolidation.

Management believes that it is not meaningful to prepare a consolidated balance sheet in which current and noncurrent assets and liabilities are displayed. The unclassified balance sheet utilized by real estate ventures and financial institutions has been adopted by the Company.

Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Revenues - Revenues from the sale of timeshare interests are recognized at the time of closing. Revenues from resort operations and food and beverage sales are recognized when earned.

Amortization of Discount - Certain mortgage notes receivable were purchased by the Company at a discount in the acquisition of Inn Group Associates. The discount is recognized on mortgages which are making payments over the remaining term of the mortgage. The amortization of discount is included in interest income. For the years ended December 31, 1997 and 1996, the amount of amortized discount included in interest income is $116,206 and $138,501, respectively.

Inventory - Inventory consists of timeshare interests and is stated at cost on the basis of specific identification. Costs associated with the acquisition of specific timeshare properties are capitalized and charged to cost of time intervals when the properties are sold. Costs include building costs, furniture and equipment, legal fees and capitalized construction period interest.

Property and Equipment - Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

                Restaurant condominiums                  39 years
                Office building                          39 years
                Warehouse                                39 years
                Computers                                 5 years
                Marina                                7 -10 years
                Furniture and fixtures                    7 years
                Motor vehicle                             5 years
                Equipment                                 7 years

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


Advertising - The Company expenses advertising as incurred. Advertising expense was $111,596 and $77,824 for the years ended December 31, 1997 and 1996, respectively.


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Federal Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income is allocated among the members in accordance with the Company's operating agreement. The financial statements do not reflect a provision for income taxes.

Fair Value of Financial Instruments - The carrying value of cash, mortgage notes receivable, promissory note receivable and notes payable, none of which are held for trading purposes, is a reasonable estimate of the fair value based on instruments with similar terms and maturities.

Reclassifications - Certain amounts in the prior year financial statements have been reclassified to conform with current year presentation.

NOTE 2 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 1997 and 1996, the Company incurred compensation expense of $322,000 and $352,000, respectively, for R. Perry Harris, and $49,000 and $20,000, respectively, for Karen G. Harris, stockholders' of Eastern Resorts Corporation.

As of December 31, 1997, R. Perry Harris owes the Company $15,337.

NOTE 3 - CASH

Cash consists of the following at December 31, 1997 and 1996:

                                                                              1997                  1996
                                                                          -------------       --------------

  Cash in banks                                                           $     609,252        $     655,145
  Petty cash                                                                      6,850                6,250
  Restricted balances - notes payable (see Note 7)                              247,007              227,052
  Restricted cash - construction-in-progress                                    135,033                 -
                                                                          -------------       --------------

                                                                          $     998,142        $     888,447
                                                                          =============        =============


NOTE 4 - MORTGAGE NOTES RECEIVABLE, NET

The Company's mortgage notes receivable are due from purchasers of timeshare intervals. These notes, which are for five, seven, or ten years, bear interest at 16.5 percent and require monthly installments of principal and interest. An allowance for losses on uncollectible notes receivable of $731,906 and $651,126 and the discount on purchased mortgage notes receivable, net of amortization, of $192,772 and $308,977 have been established at December 31, 1997 and 1996, respectively, based on management's estimates. A majority of these notes have been pledged as collateral on notes payable (see Note 7).

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                           --------------------------



NOTE 5 -  PROMISSORY NOTE RECEIVABLE

Promissory note receivable consists of the following at December 31, 1997 and 1996:

                                                                                                          1997               1996
                                                                                                       ----------         ----------
Promissory note receivable from a corporation, interest payable monthly commencing February 1998 at a rate equal to the lesser of LIBOR plus One
   Hundred Fifty basis points or "The Wall Street Journal" prime rate, principal payable in five equal annual installments of $150,000 effective February
   1998, unsecured, due February 2002. Under certain conditions, the note payments may be accelerated under the agreement. An imputed interest rate of
   6.5% has been established for the period July 1996 to December 1997.

At December 31, 1997, the promissory note receivable was pledged as collateral for promissory note payable to Jiminy Peak, Inc. (see Note 7).

                                                                                                       $  750,000         $  702,549
                                                                                                       ==========         ==========

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31, 1997 and 1996:

                                                                                                          1997               1996
                                                                                                       ----------         ----------

  Restaurant condominiums                                                                              $  664,852         $  664,852
  Office building                                                                                         527,390            527,390
  Warehouse                                                                                               184,071                  -
  Computers                                                                                               149,026            133,552
  Marina                                                                                                   98,813             37,831
  Land                                                                                                     81,489             61,037
  Furniture and fixtures                                                                                   79,825             69,913
  Motor vehicle                                                                                            16,929                  -
  Equipment                                                                                                 7,546              7,546
                                                                                                       ----------         ----------
                                                                                                        1,809,941          1,502,121

  Less accumulated depreciation                                                                           148,263             64,341
                                                                                                       ----------         ----------

                                                                                                       $1,661,678         $1,437,780
                                                                                                       ==========         ==========

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


NOTE 7 - NOTES PAYABLE

Notes payable consists of the following at December 31, 1997 and 1996:

                                                                                                           1997              1996
                                                                                                        ----------        ----------
Promissory note payable to Resort Funding, Inc. with interest at 11.25%, payable in monthly installments of interest only, secured by a mortgage in real property and a security agreement in personal property relating to the mortgage premises
This note will convert to an amortized note due April 2002 if certain interval
release fees and or principal payment are not timely paid.                                               $5,092,051      $         -

Note payable to Textron Financial Corporation with interest at 2.5% over prime, payable in monthly installments equal to the proceeds from installment mortgage
notes that collateralize this note, due October 2001.                                                     4,046,681        3,492,893

Revolving promissory note payable to Resort Funding, Inc. with interest at 2.5%
over prime, payable in monthly installments equal to the proceeds from installment mortgage notes that collateralize this note, due 60 months
after last advance.                                                                                       3,916,638                -

Revolving credit note payable to Liberty Bank with interest at 2.25% over prime, but not less than 10% or in excess of 15%, payable in monthly installments equal to the proceeds from installment mortgage notes that collateralize this note and also secured by a security interest in certain restaurant equipment, furniture,
furnishings and inventory, due February 2000.                                                             2,000,004        3,276,155

Revolving credit facility with Textron Financial Corporation. The note is payable with interest at 2% over prime, payable in monthly installments of interest and a timeshare sale payment of $2,600 for each sale of timeshare interest, secured by a first mortgage on two parcels, personal property, and a second mortgage on the third parcel which is subject to a Fleet National Bank
lien of $200,000, due December 2000, with an option to renew for an additional year.                        881,800                -


                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                           --------------------------




NOTE 7 - NOTES PAYABLE - continued

                                                                                                            1997              1996
                                                                                                           -------         ---------
Note payable to Textron Financial Corporation with interest at 3% over prime, but not less than 9.25% or in excess of 14.5%, payable in monthly installments equal to the proceeds from installment mortgage notes that collateralize
this note, due October 2000.                                                                               838,024         1,178,339

Note payable to Textron Financial Corporation with interest at 3.25% over prime, but not less than 9.25% or in excess of 14.5%, payable in monthly installments equal to the proceeds from installment mortgage notes that collateralize
this note, due October 2000.                                                                               694,889         1,201,077

Promissory note payable to Fleet National Bank with interest at 8.82%, payable in monthly installments of principal and interest of $5,168, based upon a fifteen year amortization schedule, secured by a mortgage and security agreement
on Unit C-1 of the Long Wharf Resort Condominium, due June 2007.                                           507,062                 -


Promissory note payable to Jiminy Peak, Inc. without
interest, promissory note receivable pledged as
collateral, subject to a ski lift agreement, due June 1998.                                                400,000                 -

Adjustable rate note payable to Citizens Bank of Massachusetts in monthly installments of $1,129, based upon a twenty-year amortization schedule, plus interest at the bank's prime rate plus 1.25%, due November 2004, collateralized by a condominium unit and certain timeshare intervals. This note is adjustable in November, and every 12 months thereafter based on the bank's prime
rate plus 1.25%.                                                                                           236,742           250,292

Revolving credit note payable to Fleet National Bank with interest at .5% over prime, payable in monthly installments of interest only, unsecured,
due June 1999.                                                                                             200,000                 -

Note payable to Citizens Bank of Massachusetts with interest at 8%, payable in monthly installments of principal and interest of $6,958, due February 1999,
secured by a mortgage in real property, and certain unsold time share intervals.                            70,410           146,875



                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

NOTE 7 - NOTES PAYABLE - continued

                                                                                                         1997              1996
                                                                                                      -----------       -----------
Promissory note payable to Stephen A. Kirby with interest at 7%,
payable in monthly installments of interest only, unsecured, due April 1998.                              25,133                  -

Promissory note payable to West's Automotive Services, Inc. with interest at 8%, payable in monthly installments of interest only, $20,000 paid on August 15,
1997, secured by a purchase money mortgage in real property, due April 1998.                              24,867                  -

Promissory note payable to John K. Irwin without interest, payable in monthly
installments of $1,000, unsecured, due August 1999.                                                       20,000             32,000

Revolving promissory note payable to Resort Funding, Inc. with interest at 4%
over prime, payable in monthly installments equal to the proceeds from
installment mortgage notes that collateralize this note, due October 1997.                                     -          1,569,968

Promissory note payable to Resort Funding, Inc. with interest at 13%, payable in monthly installments of interest only, secured by a first
mortgage in real property, due November 2000.                                                                  -          1,562,799

Mortgage promissory note payable to NOS Real Estate, Inc. with interest at 7.5%, payable in monthly installments of principal and interest of $19,694, based upon a five-year amortization schedule, due January 1998, secured by a mortgage in
real property.                                                                                                  -           196,201

Adjustable rate note payable to Citizens Bank of Massachusetts with interest at
10.125%, payable in monthly installments of principal and interest of $8,473, collateralized by a mortgage and security agreement on the Company's Bay
Voyage property, due October 2016.                                                                              -           120,119

Note payable to Ford Motor Credit Corporation with interest at 7.75%, payable in monthly installments of principal and interest of $360, collateralized by
a motor vehicle, due January 1998.                                                                              -             4,414
                                                                                                      -----------       -----------
                                                                                                      $18,954,301       $13,031,132
                                                                                                      ===========       ===========


                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

NOTE 7 - NOTES PAYABLE - continued

The following is a summary of estimated maturities due on notes payable as of December 31, 1997:

        Year ending December 31,                              Principal
        ------------------------                          ----------------
                 1998                                       $  7,255,519
                 1999                                          7,378,500
                 2000                                          3,359,868
                 2001                                            353,640
                 2002                                             39,221
              Thereafter                                         567,553
                                                             $18,954,301

The estimated maturities due on notes payable as of December 31, 1997 are based upon payments made on notes payable in 1997.


Cash payments of interest during the years ended December 31, 1997 and 1996 were approximately $1,535,000 and $1,391,000, respectively. For the year ended December 31, 1997 and 1996, $150,871 and $95,089 of interest was capitalized into inventory, construction-in-progress and office building, respectively.


NOTE 8 -  MEMBERS' EQUITY

On December 12, 1997, Eastern Resorts Corporation issued 9,400 and 500 shares of its no par value common stock to R. Perry Harris and Karen G. Harris, in exchange for the transfer and assignment to the Corporation of their entire 94% and 5% percentage interests in Eastern Resorts Company, LLC, respectively.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

Lease Commitments - Eastern Resorts Company, LLC leases office space in Newport, Rhode Island as a tenant-at-will at $1,500 per month. The Company is also required to pay certain utilities.

The Company leases telemarketing space in Middletown, Rhode Island under a one-year operating lease, which expires November 1998, at $900 per month. The terms of the lease also require that the Company pay certain common area maintenance expenses. The Company has an option to renew the lease for an additional two years. If the Company chooses not to exercise their option to extend the term of the lease, the Company will reimburse the landlord $3,000 as partial payment for improvements to the leased premises.

The Company leased office space under an operating lease that expired June 1996. The lease for office space was assumed by the Company on March 28, 1995 for the period February 1, 1995 to December 31, 1995, payable in monthly installments of $4,562. The lease was renewed for an additional six months expiring June 1996, payable in monthly installments of $4,653. The terms of the lease also required that the Company pay certain utilities, insurance and maintenance fees.

Total rental expense under the operating lease for the years ended December 31, 1997 and 1996, was $900 and $32,570, respectively.

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


NOTE 9 - COMMITMENTS AND CONTINGENCIES - continued

The Company leases equipment under operating leases that expire at various dates through April 2001.

The Company also leases an automobile under an operating lease that expires October 1999. The amount charged to office equipment rental expense during the years ended December 31, 1997 and 1996 was $13,156 and $9,719, respectively.

Future minimum lease payments as of December 31, 1997 are:
                                                           Operating
     Year ending December 31,                                Leases
     ------------------------                          ----------------
               1998                                      $       47,028
               1999                                              25,659
               2000                                              11,067
               2001                                               2,501
                                                       ----------------
                                                         $       86,255
                                                       ================

Use and Occupancy Agreement - Eastern Resorts Company, LLC also occupies sales space in Hancock, Massachusetts under a two-year use and occupancy agreement, which expires October 1999. The Company has an option to extend the agreement for an additional two years. The Company also has the right to terminate the agreement at any time. The Company pays an occupancy charge of $1,500 and a cleaning fee of $200 per month.

Acquisition and Development Loan Agreement - In October 1995, the Company entered into an "Acquisition and Development Loan Agreement" with Resort Funding, Inc. with respect to a loan in the amount of $4,500,000 for the acquisition and development of a project on Washington Street and Long Wharf in Newport, Rhode Island. In April 1997, the "Acquisition and Development Loan Agreement" was increased to $9,500,000. As of December 31, 1997 and 1996, advances on the loan amounted to $7,513,351 and $2,249,199, respectively.

Hypothecation Loan Agreement - In October 1995, the Company entered into a "Hypothecation Loan Agreement" whereby the Company shall offer Resort Funding, Inc., on an exclusive basis, the right of first refusal to finance all receivables representing installment obligations of consumers for timeshare intervals at the Long Wharf Resort property.

Management Agreements - The Company has management agreements with seven associations of timeshare interval owners (the Associations). The Company is required to provide and incur expenses necessary for the operation and maintenance of the timeshares for which they receive a management fee from the Associations. One management agreement expired December 31, 1997 and the other six management agreements expire at various dates through December 2002.

NOTE 10 - TAX DEFERRED SAVINGS

The Company has a tax deferred savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. Employees may elect to defer up to 15 percent of their yearly compensation, up to statutory limits. The Company makes a matching contribution of 10 percent for every dollar the employee contributes from 5 percent up to 10 percent of employees pay. The Company's contribution to the plan for the years ended December 31, 1997 and 1996 was $30,313 and $19,716, respectively.

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As of December 31, 1997, the Company has more than $100,000 in one bank that exceeds FDIC insurance coverage.

NOTE 12 - SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash investing and financing activities for the years ended December 31, 1997 and 1996 consist of the following:
                                                    1997                1996
                                              ---------------       ------------

Additions to construction-in-progress            $  6,580,151         $   -

Additions to property and equipment              $     70,000         $   -

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                            AUGUST 28, 1998 AND 1997
                           --------------------------



                                     ASSETS
                                     ------

                                                                                                         1998                1997
                                                                                                     -----------        -----------
ASSETS
   Cash                                                                                              $   908,031        $   945,716
   Mortgage notes receivable, net                                                                     16,266,871         13,414,211
   Promissory notes receivable                                                                           600,000            702,549
   Receivables other                                                                                           -            465,050
   Inventory and construction in progress                                                              9,142,185          3,867,819
   Property and equipment, net                                                                         3,014,398          1,666,412
   Other assets                                                                                          507,025            315,872
                                                                                                     -----------        -----------

TOTAL ASSETS                                                                                         $30,438,510        $21,377,629
                                                                                                     ===========        ===========


                                   LIABILITIES AND MEMBER'S EQUITY
                                   -------------------------------


LIABILITIES
   Notes payable                                                                                     $20,796,671        $14,321,666
   Accounts payable and accrued expenses                                                               1,276,975            964,022
                                                                                                     -----------        -----------
     TOTAL LIABILITIES                                                                                22,073,646         15,285,688

MEMBER'S EQUITY                                                                                        8,364,864          6,091,941
                                                                                                     -----------        -----------

TOTAL LIABILITIES AND MEMBERS' EQUITY                                                                $30,438,510        $21,377,629
                                                                                                     ===========        ===========


                       See notes to financial statements.

              EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY UNAUDITED
            CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND MEMBER'S
          EQUITY FOR THE PERIODS JANUARY 1, TO AUGUST 28, 1998 AND 1997
          -------------------------------------------------------------



                                                                                             1998                          1997
                                                                                         ------------                  ------------
REVENUES
   Sales of time intervals                                                               $  8,727,042                  $  5,933,633
   Resort operations                                                                        6,052,407                     4,482,275
   Food and beverage sales                                                                    964,959                       901,689
   Interest                                                                                 1,830,758                     1,659,145
   Miscellaneous                                                                               62,338                        44,903
                                                                                         ------------                  ------------

                                                                                           17,637,504                    13,021,645
                                                                                         ------------                  ------------
COST AND EXPENSES
   Cost of time intervals                                                                   2,094,796                     1,365,054
   Selling                                                                                  3,706,140                     2,466,010
   Resort operations                                                                        5,140,893                     3,939,800
   Cost of food and beverages sales                                                           918,651                       860,572
   General and administrative                                                               1,313,492                     1,223,065
   Interest                                                                                 1,312,636                       946,570
   Bad debt expense                                                                           466,290                       355,645
                                                                                         ------------                  ------------

                                                                                           14,952,898                    11,156,716


NET INCOME                                                                                  2,684,606                     1,864,929

MEMBERS' EQUITY, BEGINNING OF YEAR                                                          6,674,258                     4,503,012

MEMBERS' DRAWINGS                                                                            (994,000)                     (276,000)
                                                                                         ------------                  ------------

MEMBERS' EQUITY, END OF YEAR                                                             $  8,364,864                  $  6,091,941
                                                                                         ============                  ============



                       See notes to financial statements.

              EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY UNAUDITED
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE PERIODS JANUARY 1, TO AUGUST 28, 1998 AND 1997
          -------------------------------------------------------------


                                                                                                   1998                     1997
                                                                                               -----------              -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                                  $ 2,684,606              $ 1,864,929
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Receivable - other, increase - imputed interest                                                (2,367)                       -
     Depreciation                                                                                   86,571                   53,894
   Changes in operating assets and liabilities:
     (Increase) in mortgage notes receivable, net                                               (2,462,806)              (1,268,794)
     (Increase) decrease in inventory                                                             (659,824)                   3,864
     Decrease (increase) in other assets                                                          (186,941)                   2,286
     Increase (decrease) in accounts payable and
        accrued expenses                                                                           (68,369)                  19,903
                                                                                               -----------              -----------

NET CASH (USED) PROVIDED BY
   OPERATING ACTIVITIES                                                                           (609,130)                 676,082

CASH FLOWS FROM INVESTING ACTIVITIES
   Additions to construction-in-progress                                                          (689,077)              (1,600,821)
   Purchase of property and equipment                                                             (202,365)                (282,526)
   Proceeds from note receivable                                                                   150,000                  250,000
   Proceeds from receivable - other                                                                500,000                        -
                                                                                               -----------              -----------

NET CASH USED BY INVESTING ACTIVITIES                                                             (241,442)              (1,633,347)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from debt                                                                            8,831,785                6,062,327
   Payments of debt                                                                             (7,077,324)              (4,771,793)
   Member drawings                                                                                (994,000)                (276,000)
                                                                                               -----------              -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                                          760,461                1,014,534

NET (DECREASE) INCREASE IN PERIOD                                                                  (90,111)                  57,269

CASH, BEGINNING OF PERIOD                                                                          998,142                  888,447
                                                                                               -----------              -----------

CASH, END OF PERIOD                                                                            $   908,031              $   945,716
                                                                                               ===========              ===========


See accountants' report and notes to financial statements.

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AUGUST 28, 1998 AND 1997
                            ------------------------



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no significant changes since the disclosures per the audited statements of December 31, 1997.


In the opinion of management, the condensed consolidated financial statements reflect all adjustments which would be necessary for a fair presentation of the results of operations for the interim periods presented.

NOTE 2 - MORTGAGE NOTES RECEIVABLE, NET

The Company's mortgage notes receivable are due from purchasers of timeshare intervals. These notes, which are for five, seven, or ten years, bear interest at 16.5 percent and require monthly installments of principal and interest. An allowance for losses on uncollectible notes receivable of $755,569 and $647,979 and the discount on purchased mortgage notes receivable, net of amortization, of $124,066 and $236,378 have been established at August 28, 1998 and 1997, respectively, based on management's estimates. A majority of these notes have been pledged as collateral on notes payable.

NOTE 3 - PROMISSORY NOTE RECEIVABLE

Promissory note receivable consists of the following at August 28, 1998 and 1997:

                                                   1998                1997
                                               ------------      --------------

Promissory note receivable from a
corporation, interest payable monthly
commencing February 1998 at a rate equal to the lesser of LIBOR plus One Hundred
Fifty basis points or "The Wall Street
Journal" prime rate, principal payable
in five equal annual installments of
$150,000 effective February 1998,
unsecured, due February 2002. Under
certain conditions, the note payments
may be accelerated under the agreement.
An imputed interest rate of 6.5% has
been established for the period July
1996 to December 1997.

At December 31, 1997, the promissory note
receivable was pledged as collateral for
promissorynote payable to Jiminy Peak, Inc.      $  600,000         $ 702,549
                                                ============        ===========


NOTE 4 - INVENTORY AND CONSTRUCTION IN PROGRESS

Inventory currently available for sale and construction in progress consists of the following at August 28, 1998 and 1997:


                                                   1998                1997
                                               ------------       -------------

Inventory                                      $  7,978,668       $   232,703
Construction in progress                          1,163,517         3,635,116
                                                  ---------         ---------
                                               $  9,142,185       $ 3,867,819
                                               ============       =============

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AUGUST 28, 1998 AND 1997
                            ------------------------

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment at August 28, 1998 and 1997 consists of the following:

                                                   1998                1997
                                               ------------       --------------

  Balance at January 1, 1998 and 1997           $ 1,809,941       $ 1,502,121
  Buildings                                       1,149,017             -
  Equipment                                         290,274           282,526
                                                -----------       --------------
                                                  3,249,232         1,784,647

  Less, accumulated depreciation                   (234,834)         (118,235)
                                                -----------       --------------

                                                $ 3,014,398       $ 1,666,412
                                                ===========       ==============

NOTE 6 - NOTES PAYABLE

In the normal course of business, the Company procures financing for various projects including construction of time share units. The following is the summarization of the additional borrowings and principal payments on the various notes at August 28, 1998 and 1997:

                                                         1998           1997
                                                      -----------   -----------

Balance of notes payable at January 1, 1998 and 1997  $18,954,301   $13,031,132

Additional borrowings                                   8,919,694     6,062,327

Payments of debt                                       (7,077,324)   (4,771,793)
                                                      -----------   -----------

Balance                                               $20,796,671   $14,321,666
                                                      ===========   ===========

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Lease Commitments - Eastern Resorts Company, LLC and Subsidiary leases office space in Newport, Rhode Island as a tenant-at-will at $1,500 per month. The Company is also required to pay certain utilities.

The Company leases telemarketing space in Middletown, Rhode Island under a one-year operating lease, which expires November 1998, at $900 per month. The terms of the lease also require that the Company pay certain common area maintenance expenses. The Company has an option to renew the lease for an additional two years. If the Company chooses not to exercise their option to extend the term of the lease, the Company will reimburse the landlord $3,000 as partial payment for improvements to the leased premises.

The Company leases equipment under operating leases that expire at various dates through April 2001.

Use and Occupancy Agreement - Eastern Resorts Company, LLC and Subsidiary also occupies sales space in Hancock, Massachusetts under a two-year use and occupancy agreement, which expires October 1999. The Company has an option to extend the agreement for an additional two years. The Company also has the right to terminate the agreement at any time. The Company pays an occupancy charge of $1,500 and a cleaning fee of $200 per month.

                   EASTERN RESORTS COMPANY, LLC AND SUBSIDIARY
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            AUGUST 28, 1998 AND 1997
                            ------------------------


NOTE 7 - COMMITMENTS AND CONTINGENCIES - continued

Acquisition and Development Loan Agreement - In October 1995, the Company entered into an "Acquisition and Development Loan Agreement" with Resort Funding, Inc. with respect to a loan in the amount of $4,500,000 for the acquisition and development of a project on Washington Street and Long Wharf in Newport, Rhode Island. In April 1997, the "Acquisition and Development Loan Agreement" was increased to $9,500,000.

Hypothecation Loan Agreement - In October 1995, the Company entered into a "Hypothecation Loan Agreement" whereby the Company shall offer Resort Funding, Inc., on an exclusive basis, the right of first refusal to finance all receivables representing installment obligations of consumers for timeshare intervals at the Long Wharf Resort property.

Management Agreements - The Company has management agreements with seven associations of timeshare interval owners (the Associations). The Company is required to provide and incur expenses necessary for the operation and maintenance of the timeshares for which they receive a management fee from the Associations. One management agreement expired December 31, 1997 and the other six management agreements expire at various dates through December 2002.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

As of August 28, 1998 the Company has more than $100,000 in one bank that exceeds FDIC Insurance coverage.

NOTE 9 - SALE OF BUSINESS

On August 28, 1998, Equivest Finance, Inc. completed a transaction pursuant to which Eastern Resorts Company, LLC and Subsidiary was merged into Eastern Resorts Acquisition Corp.

                                    [ARTWORK]





                            [Description of Artwork]

                             Equivest Finance, Inc.

                                 [Company Logo]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

         The following table sets forth the various expenses payable in connection with the offering of the shares being registered hereby, other than underwriting discounts and commissions. All of such expenses are being borne by the Company. The Selling Stockholders are not paying any portion of such expenses.


   SEC registration fee...................................     $27,800
   NASD filing fee........................................      10,500
   Accounting fees and expenses...........................      *
   Legal fees and expenses................................      *
   Blue Sky fees and expenses.............................      *
   Printing and engraving expenses........................      *
   Registrar and transfer agent's fees....................      *
   Miscellaneous fees and expenses........................      *
   Total..................................................     $______*

                                                                ======

--------------------
* To be filed by amendment.

Item 14.  Indemnification of Directors and Officers

         Section 145 of the DGCL ("Section 145"), in summary, empowers a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any suit or proceeding other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

         With respect to actions by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

         Article IX of the by-laws of the Company provides for the indemnification of officers and directors and certain other parties of the Company to the fullest extent permitted by law.

Item 15.  Recent Sales of Unregistered Securities

         Since September 30, 1995, the Company has issued the following securities:

         (1) In February 1996, the Company issued 10,000 shares of the Series 2 Class A Redeemable Preferred Stock and 3,000 shares of the Series 2 Cumulative Convertible Preferred Stock to BFG in exchange for all of the common stock of Resort Funding.

         (2) Between December 1997 and August 1998 the Company granted 858,400 options to purchase shares of Common Stock to certain directors, officers and employees pursuant to the 1997 Long-Term Incentive Plan. As of September 30, 1998 none of the granted options have been exercised.

         (3) Between October 1997 and September 1998, the Company issued a total of 280,254 shares of Common Stock in payment of dividends on its Series 2 Cumulative Convertible Preferred Stock and Series 2 Class A Redeemable Preferred Stock.

         (4) On October 29, 1997, the Company issued 7.5 million shares of Common Stock to BFG to convert 3,000 shares of Series 2 Cumulative Convertible Preferred Stock into Common Stock.

         (5) Pursuant to an Agreement and Plan of Merger dated as of July 17, 1998, the Company issued 3.2 million shares of Common Stock to R. Perry Harris and Karen Harris on August 28, 1998, in exchange for all of the outstanding common stock of Eastern Resorts Corporation.

         (6) The Company issued 4,712,709 shares of Common Stock to BFG in satisfaction of approximately $25 million in principal and interest on indebtedness to BFG pursuant to a Bankruptcy Court order dated November 24, 1997, and corrections thereto dated September 8, 1998 and September 11, 1998.

         (7) The Company issued 20,540 shares of Common Stock on February 9, 1998, pursuant to a conversion of shares of Series 1 Class A 12 1/2% Cumulative Convertible Preferred Stock.

         The shares of Common Stock issued in the above transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, with respect to sales by an issuer which does not involve any public offering or were granted as part of a compensatory benefit plan as described in Rule 701 and promulgated under Section 3(b) of the Securities Act.

Item 16.  Exhibits and Financial Statement Schedule

(a) Exhibits

Exhibit
Number         Description of Document
-------        -----------------------
   1.1* Form of Underwriting Agreement among the Company, the Selling Stockholders and Credit Suisse First Boston Corporation.

   2.1 Agreement and Plan of Exchange dated February 16, 1996, by and among The Bennett Funding Group, Inc., Bennett Funding International, Ltd. and Equivest Finance, Inc. (incorporated by reference to Exhibit 2 contained in the Company's Form 8-K dated February 16, 1996).

   3.1 Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 contained in the Company's Form 8-K/A dated December 16, 1998).

   3.2 By-laws of the Company (incorporated by reference to Exhibit 3.2 contained in the Company's Form 8-K/A dated December 16, 1998).

   4.1*  Form of Certificate of the Company's Common Stock, par value $.01.

   5.1*  Shearman & Sterling Opinion re legality.

   10.1 Form of Indenture (incorporated by reference to Exhibit 4(e) filed with the Registration Statement on Form S-18, File No. 33-24855-A).

   10.2  Short Term Bond Exchange Agreement (incorporated by reference to
         Exhibit 10.3 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).

   10.3 Receivables Financing Facility extended by Holland Limited Securitization, Inc. and Internationale Nederlanden (U.S.) Capital Markets, Inc. to Bennett Funding International, Ltd. and BFICP Corporation (incorporated by reference to Exhibit 10.4 contained in the Company's Form 10-KSB for the fiscal year ended December 31,
         1997).

   10.4 Assignment, Release and Custodial Agreement between Resort Funding, Inc., BFICP Corporation, Credit Suisse First Boston Mortgage Capital LLC, ING (U.S.) Capital Markets Corporation, ING (U.S.) Capital Markets, Inc., Holland Limited Securitization, Inc., First Trust of New York, N.A. and Concord Servicing Corporation (incorporated by reference to Exhibit 10.5 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).

   10.5 $75,000,000 Receivables Financing Facility extended by Credit Suisse First Boston Mortgage Capital LLC to Resort Funding, Inc. (incorporated by reference to Exhibit 10.6 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).

   10.6 $30,000,000 Acquisition and Development Financing Facility extended by Credit Suisse First Boston Mortgage Capital LLC to Resort Funding, Inc. (incorporated by reference to Exhibit 10.7 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).

   10.7 Order dated November 24, 1997, of the United States Bankruptcy Court for the Northern District of New York, authorizing conversion of Resort Funding,

         Inc. debt to Bennett Funding Group into shares of Equivest Finance, Inc. Common Stock (incorporated by reference to
         Exhibit 10.8 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).

   10.8 Resort Funding, Inc. Profit Sharing & 401K Plan (incorporated by reference to Exhibit 10.9 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).

   10.9 Equivest Finance, Inc. 1997 Long Term Incentive Plan (incorporated by reference to Exhibit 10.10 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).

   10.10 Employment Agreement dated May 29, 1997, by and between Thomas J. Hamel and Richard C. Breeden, as Trustee (incorporated by reference to
         Exhibit 10.11 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).

   10.11 Employment Agreement dated July 26, 1996 by and between Gerald L. Klaben, Jr. and Richard C. Breeden, as Trustee (incorporated by reference to Exhibit 10.11 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).


   10.12 Agreement and Plan of Merger dated as of July 17, 1998 by and among Equivest, Eastern Resorts Acquisition Corp. and Eastern Resorts Corporation (incorporated by reference to Exhibit 10.1 contained in the Company's Form 10-QSB for the quarterly period ended June 30,
         1998).


   10.13 Stockholders' Agreement between Equivest and R. Perry Harris and Karen Harris, dated as of July 16, 1998 (incorporated by reference to Exhibit 10.2 contained in the Company's Form 8-K dated September 11,
         1998).

   10.14 Employment Agreement dated as of August 24, 1998, between Eastern Resorts and R. Perry Harris (incorporated by reference to Exhibit 10.3 contained in the Company's Form 8-K dated September 11, 1998).

   10.15 Loan and Security Agreement by and among Eastern Resorts LLC, Equivest, Eastern Resorts and CSFB dated as of August 25, 1998, relating to a loan in the amount of $11.5 million (incorporated by reference to Exhibit 10.4 contained in the Company's Form 8-K dated September 11, 1998).

   10.16 Loan and Security Agreement by and among Resort Funding, Equivest, Eastern Resorts LLC, Eastern Resorts and CSFB, dated as of August 25, 1998, relating to a loan in the amount of $15 million (incorporated by reference to

         Exhibit 10.5 contained in the Company's Form 8-K dated
         September 11, 1998).

  10.17 Warrant Agreement entitling Credit Suisse First Boston Mortgage Capital LLC to purchase 180,000 shares of the Common Stock of Equivest (incorporated by reference to Exhibit 10.6 contained in the Company's Form 8-K dated September 11, 1998).

  10.18 Amended and Restated Warrant Agreement dated as of November 14, 1997, entitling CSFB to purchase 250,000 shares of the Common Stock of Equivest (incorporated by reference to Exhibit 10.8 contained in the Company's Form 8-K dated September 11, 1998).

  10.19 Registration Rights Agreement dated as of the 17th day of July, 1998, by and between Equivest and Credit Suisse First Boston Mortgage Capital LLC (incorporated by reference to Exhibit 10.7 contained in the Company's Form 8-K dated September 11, 1998).

  10.20 Registration Rights Agreement dated as of November 14, 1997, by and between Equivest and CSFB (incorporated by reference to Exhibit 10.9 contained in the Company's Form 8-K dated September 11, 1998).

  10.21 Agreement and Plan of Merger between Equivest Finance, Inc. and Equivest Reincorporation, Inc. dated as of December 3, 1998 (incorporated by reference to Exhibit 10.1 contained in the Company's Form 8-K/A dated December 16, 1998).

  21.1 List of subsidiaries of the Company (incorporated by reference to Exhibit 21.1 contained in the Company's Form 8-K dated September 11,
         1998).

  23.1* Consent of Shearman & Sterling (included as part of its opinion to be filed as Exhibit 5.1).

  23.2   Consent of Firley, Moran, Freer & Eassa, P.C.

  23.3   Consent of Donovan, Sullivan & Ryan

  27.1 Financial data schedule extracted from 12/31/97 audited financial statements (incorporated by reference to the corresponding exhibit to the Company's Form 10-KSB for the fiscal year ended December 31,
         1997).

  27.2 Financial Data Schedule extracted from 9/30/98 unaudited financial statements (incorporated by reference to the corresponding exhibit to the Company's Form 10-QSB for the quarterly period ended September 30, 1998).

  99.1 Letter from Mahoney Cohen to BFG, dated March 29, 1996, resigning as BFG's auditors (incorporated by reference to Exhibit 99.1 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).

   99.2 Letter from Puritz and Weintraub to the Company, dated April 5, 1996, resigning as the Company's auditors (incorporated by reference to Exhibit 99.2 contained in the Company's Form 10-KSB for the fiscal year ended December 31, 1997).

----------------
* To be filed by amendment.

(b) Financial Statement Schedule

         No schedules are included because they are not required, not applicable or the required information is included in the financial statements or notes thereto.


Item 17.  Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The Company hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on the 31st day of December, 1998.

                                                EQUIVEST FINANCE, INC.


                                                By: /s/ Richard C. Breeden
                                                --------------------------
                                                Name:   Richard C. Breeden
                                                Title:  Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 31, 1998. Each of the directors or officers of Equivest Finance, Inc. whose signature appears below hereby appoints Richard C. Breeden as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Commission any and all amendments, including post-effective amendments, to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable Equivest Finance, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

         Name                             Title
         ----                             -----



         /s/ Richard C. Breeden
         ----------------------
         Richard C. Breeden               President, Chief Executive Officer and
                                          Chairman of the Board of Directors



         /s/ Thomas J. Hamel
         -------------------
         Thomas J. Hamel                  Executive Vice-President, Chief
                                          Operating Officer and Director



         /s/ R. Perry Harris
         -------------------
         R. Perry Harris                  Executive Vice-President and Director



         /s/ John R. Petty
         -----------------
         John R. Petty                    Director

         /s/ George W. Carmany III
         -------------------------
         George W. Carmany III            Director



         /s/ Gerald L. Klaben, Jr.
         -------------------------
         Gerald L. Klaben, Jr.            Chief Financial Officer and
                                          Senior Vice-President



         /s/ James R. Petrie
         -------------------
         James R. Petrie                  Controller